FIGS

ANNUAL REPORT 2025

Our mission is to celebrate, empower, and serve those who serve others.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 10-K

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(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO**

Commission File Number 001-40448

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✚FIGS

FIGS, Inc.
(Exact name of Registrant as specified in its Charter)

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Delaware	**46-2005653**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
2834 Colorado Avenue, Suite 100 Santa Monica, CA	**90404**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(424) 300-8330**

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Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	FIGS	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the common equity held by non-affiliates of the Registrant, based on the closing sale price of the Registrant's Class A Common Stock on the New York Stock Exchange on June 30, 2025, the last business day of the Registrant's most recently completed second fiscal quarter, was $512,505,774.

As of February 13, 2026, there were 158,093,481 shares of the Registrant's Class A common stock, par value $0.0001, outstanding and 8,283,641 shares of the Registrant's Class B common stock, $0.0001 par value per share outstanding.


DOCUMENTS INCORPORATED BY REFERENCE


Portions of the Registrant's definitive Proxy Statement relating to its 2026 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K are incorporated herein by reference in Part III of this Annual Report on Form 10-K where indicated.

Table of Contents

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts contained in this Annual Report on Form 10-K may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expect," "plan," "anticipate," "could," "intend," "target," "project," "contemplate," "believe," "estimate," "forecast," "predict," "potential," "strategy," "strive" or "continue," or the negative of these terms or other similar expressions. Forward-looking statements contained in this Annual Report on Form 10-K include, without limitation, statements regarding our future results of operations and financial position; our industry; business and macroeconomic trends; the impact of macroeconomic pressures; our use of ocean and air freight; the impact of and expectations related to global supply chain challenges; demand for our products; our expectations regarding the opening and success of retail stores; our plans regarding international expansion and our TEAMS business; our supply chain strategy, sourcing capabilities and manufacturing base; product innovation; our fulfillment center; our plans to open additional fulfillment facilities in the future; the impact of international conflicts on our business; the impact of a future port-worker strike on our business; the impact of tariffs, trade policies and tax laws on our business, including on our gross margin; our efforts to mitigate the impact of tariffs and trade policies on our business; the impact of future laws, regulations and executive orders on our business; our plans for the use of artificial intelligence; equity compensation; our share repurchase program; our marketing strategy; competition; market growth; our business strategy; and plans and objectives for future operations.

The forward-looking statements in this Annual Report on Form 10-K are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the important factors discussed in Part I, Item 1A. "Risk Factors" in this Annual Report on Form 10-K. The forward-looking statements in this Annual Report on Form 10-K are based upon information available to us as of the date of this Annual Report on Form 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this Annual Report on Form 10-K and the documents that we reference in this Annual Report on Form 10-K and have filed as exhibits to this Annual Report on Form 10-K with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this Annual Report on Form 10-K. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this Annual Report on Form 10-K, whether as a result of any new information, future events or otherwise.

Additionally, we may provide information herein that is not necessarily "material" under the federal securities laws for SEC reporting purposes, but that is informed by various environmental, social and governance ("ESG") standards and frameworks (including standards for the measurement of underlying data) and the interest of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control.

BASIS OF PRESENTATION

Certain monetary amounts, percentages, and other figures included in this Annual Report on Form 10-K have been subject to rounding adjustments. Percentage amounts included in this Annual Report on Form 10-K have in some cases been calculated on the basis of such rounded figures. For this reason, percentage amounts in this Annual Report on Form 10-K may vary from those obtained by performing the same calculations using figures included elsewhere in this Annual Report on Form 10-K.

As used in this Annual Report on Form 10-K, unless otherwise specified or the context otherwise requires, references to "we," "us," "our," the "Company" and "FIGS" refer to the operations of FIGS, Inc. and its consolidated subsidiaries.

TRADEMARKS AND TRADENAMES

FIGS, the Cross & Shield logo, Threads for Threads, FIONtechnology, FIONx, Technical Comfort, Awesome Humans and other registered or common law trade names, trademarks or service marks of FIGS appearing in this Annual Report on Form 10-K are the property of FIGS. This Annual Report on Form 10-K may contain additional trade names, trademarks and service marks of other companies that are the property of their respective owners. We do not intend our use or display of other companies' trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies. Solely for convenience, trademarks and tradenames referred to in this Annual Report on Form 10-K may appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor, to these trademarks and tradenames.

SUMMARY RISK FACTORS

Our business is subject to numerous risks and uncertainties, including those described in Part I, Item 1A. "Risk Factors" in this Annual Report on Form 10-K. You should carefully consider these risks and uncertainties when investing in our Class A common stock. The principal risks and uncertainties affecting our business include the following:

- Our historical growth may not be sustainable or indicative of future results.
- If we fail to manage the expansion of our business effectively, our financial condition and results of operations may be adversely affected.
- We have not always been profitable and may not be profitable in the future.
- Our success depends on our ability to maintain the value and reputation of our brand.
- If we fail to attract new customers, retain existing customers, or fail to maintain or increase sales to those customers, our business, financial condition, results of operations and growth prospects will be harmed.
- If our marketing efforts are not successful, our business, financial condition and results of operations could be harmed.
- Our business depends on our ability to maintain a strong community of engaged customers and ambassadors, including through the use of social media. We may not be able to maintain and enhance our brand if we experience negative publicity related to our marketing efforts or use of social media, fail to maintain and grow our network of ambassadors or otherwise fail to meet our customers' expectations.
- If we do not continue to successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our sales and profitability.
- The market for healthcare apparel is highly competitive.
- Our future success depends on the continuing efforts of our key employees and our ability to attract and retain highly skilled team members.
- We are subject to international business uncertainties.
- Shipping is a critical part of our business and changes in, or disruptions to, our shipping arrangements have in the past and may in the future adversely affect our business, financial condition and results of operations.
- If we experience problems with our distribution center's operational infrastructure, our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies could be harmed.
- If we are unable to accurately forecast customer demand, manage our inventory and plan for future expenses, our results of operations could be adversely affected.
- Consumer confidence, shopping behavior, and spending have been and may continue to be negatively impacted by factors beyond our control, including supply chain disruptions, inflation, tariffs and other

trade barriers, high interest rates, fear of recession or entry into a recession, geopolitical tensions and military conflicts, and healthcare workforce-related stress, which may adversely affect our business, financial condition and results of operations.

- Our reliance on a limited number of third-party suppliers to provide materials for and produce our products could cause problems in our supply chain and subject us to additional risks.

- Our ability to source and distribute our products, including our ability to do so profitably, is impacted by global trade policy.

- We may be unable to execute on our B2B growth strategy.

- We may be unable to execute on our retail growth strategy.

- If proprietary, confidential or sensitive information or personal data about our customers is disclosed, or if we or our third-party providers are subject to real or perceived cyberattacks, our customers may curtail use of our website or mobile app, we may be exposed to liability and our reputation could suffer.

- Our quarterly results of operations have from time to time, and may in the future fluctuate, and if our operating and financial performance in any given period does not meet the guidance that we have provided to the public or the expectations of our investors and securities analysts, the trading price of our Class A common stock may decline.

- The dual-class structure of our common stock, the voting agreement among us and our co-founders, Heather Hasson and Trina Spear, and certain related persons and trusts, and the stockholders agreement among us, Baron Capital Management, Inc. and BAMCO, Inc., may limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.

- We are a "controlled company" within the meaning of the rules of the New York Stock Exchange and, as a result, qualify for, and from time to time rely on, exemptions from certain corporate governance requirements. You do not have the same protections afforded to stockholders of companies that are subject to such requirements.

Item 1. Business.

Overview

Our mission is to celebrate, empower and serve those who serve others.

We are a founder-led, direct-to-consumer healthcare apparel and lifestyle brand that seeks to celebrate, empower and serve current and future generations of healthcare professionals. We are committed to helping this growing, global community of professionals, whom we refer to as Awesome Humans, look, feel and perform at their best—24/7, 365 days a year. We create technically advanced apparel and products that feature an unmatched combination of comfort, durability, function and style, all at an affordable price. In doing so, we have redefined what scrubs are—giving rise to our tag-line: why wear scrubs, when you can #wearFIGS?

By elevating scrubs and creating premium products for healthcare professionals that support them on and off-shift, we revolutionized the large and fragmented healthcare apparel market, branded a previously unbranded industry and de-commoditized a previously commoditized product. Most importantly, we built a community and lifestyle around a profession. As a result, we have become the industry's category-defining healthcare apparel and lifestyle brand.

We sell products purposefully designed to serve the particular needs of healthcare professionals primarily through our direct-to-consumer ("DTC") digital platform, consisting of our website, mobile app and B2B business ("TEAMS"). We also operate physical retail stores, which we call Community Hubs, and which represent a first-of-its-kind retail experience for healthcare professionals.

Our offerings include scrubwear and non-scrubwear, such as outerwear, underscrubs, footwear, compression socks, lab coats, loungewear and other apparel. We primarily design all of our products in-house, leverage third-party suppliers and manufacturers to produce our product components and finished products, and generally utilize shallow initial buys and data-driven repurchasing decisions to test new products. We directly and actively coordinate with our suppliers on every step of our product development and production process to ensure that our extremely high quality standards are met. We also have a dynamic merchandising model with lessened inventory risk, as a result of the largely non-discretionary, replenishment-driven nature of scrubwear and a focus on our core scrubs offerings.

We also use our voice to celebrate Awesome Humans in aspirational, creative and unexpected ways, and we leverage social media platforms to listen to, engage with, understand and better serve our community at scale. Our Ambassador Program consists of Awesome Humans from around the world who represent a diverse cross-section of the healthcare industry and help us interact with our community and drive engagement. Our differentiated approach to creating authentic and meaningful relationships with our community, including through impact and advocacy, has allowed us to build a growing base of approximately 2.9 million active customers as of December 31, 2025 who are passionate about and loyal to our brand.

Our Market Opportunity

Demand for Healthcare Professionals is Projected to Grow.

As of 2025, there were approximately 24 million healthcare and social assistance industry sector workers in the United States, according to the U.S. Census Bureau and U.S. Bureau of Labor Statistics. Furthermore, according to the U.S. Bureau of Labor Statistics, as of August 2025, healthcare and social assistance jobs are projected to have the largest growth and be the fastest growing of any industry sector from 2024 to 2034. With an expanding aging population, proliferation of chronic illness, greater access to healthcare in the United States and an increasing focus on health and wellness, the demand for healthcare professionals continues to grow.

Healthcare Apparel Is a Large, Growing and Largely Non-Discretionary Industry.

We believe the healthcare apparel industry is positioned for long-term growth driven by several key industry dynamics. Unlike most other categories in the apparel sector, we believe that scrubwear, due to its frequent wear as a uniform, is largely non-discretionary and resistant to recessionary pressures, replenishment-driven and less susceptible to fashion or fad risk. In addition, hospitals, medical offices, clinics and laboratories routinely require healthcare professionals such as doctors, nurses and medical technicians to wear scrubs, lab coats and other medical apparel during every shift, and the vast majority of medical professionals purchase their own uniforms. Finally, we believe the healthcare apparel industry will be supported by the long-term secular growth of the healthcare sector.

The Industry Has Historically Lacked Innovation and Has Fundamentally Changed

Prior to FIGS, the healthcare apparel industry had operated for over 100 years with little change or innovation. Despite attractive market fundamentals, the industry had been held back, and its consumers underserved, by legacy participants with outdated business models. Consumers increasingly embrace the convenience of online and mobile shopping. For healthcare professionals who work long shifts and all hours of the day and night, the convenience of eCommerce is even more necessary. Lastly, consumers are increasingly attracted to, and interested in engaging with, purpose-driven brands using social media channels.

We believe that key limitations of industry incumbents include: (i) commoditized products that are notoriously ill-fitting, uncomfortable, and lacking in design and functionality; (ii) limited non-scrubwear offerings; (iii) brand obscurity and limited brand loyalty resulting from sales under third-party licenses and lack of control over the product; (iv) antiquated distribution through a fragmented network of discount brick-and-mortar medical supply stores and lacking DTC distribution; (v) lack of a direct connection with the end customer; and (vi) structurally challenged margin profiles impacting incumbent manufacturers' ability to invest in product innovation, marketing and customer experience.

What Sets Us Apart

We believe that the following competitive strengths have been key drivers of our success to date and strategically position us for continued success.

Deeply Passionate, Loyal Community

By December 31, 2025, our deeply loyal community consisted of approximately 2.9 million active customers. Our brand awareness is driven largely by word of mouth among healthcare professionals who are passionate about FIGS, and whose passion quickly spreads through hospitals and healthcare institutions, where thousands of healthcare professionals often work in close proximity to one another. In addition, through our digital platform, Community Hubs and social media presence, we provide venues for our community to engage with each other on common ground. We are proud that our products and digital platform are connecting healthcare professionals and bridging gaps that previously existed across varying disciplines and experience levels.

Authentic, Category-Defining Brand

FIGS is the first digitally native lifestyle brand outfitting healthcare professionals. Our brand represents high quality, functional, comfortable and stylish products combined with a seamless digital customer experience. We are purpose-driven with a mission to celebrate, empower and serve those who serve others—we not only focus on the high-quality medical apparel we are known for, but the real people who wear it with 360-degree marketing campaigns. Through engaging storytelling, innovative brand collaborations and a consistent voice, FIGS has earned the trust of the healthcare community. Through our Ambassador Program, we have also formed meaningful relationships with hundreds of Awesome Humans who help us reach millions of healthcare professionals around the world in an intimate, authentic and personalized way.

Industry-Leading Product Innovation with Purpose

Our design philosophy is rooted in Technical Comfort— the conviction that design, comfort and function are non-negotiable. As such, we deliver innovation across fabric, function, fit and style, all of which is led by comfort and performance. We strive to create the most innovative, functional, comfortable and stylish healthcare apparel in the industry designed to specifically address the needs of healthcare professionals—extraordinary people who deserve to look, feel and perform at their best. Our innovative products are designed, sourced and manufactured from the fiber level in a variety of fabrics. Our flagship proprietary FIONx fabric technology is made from what we believe to be the best combination of materials, core-spun for maximum durability to withstand the demands of a healthcare professional's work without sacrificing comfort. FIONx technical features include four-way stretch, anti-odor, anti-wrinkle and moisture-wicking properties. Our scrubs also feature easy-to-access zippered pockets for professional and personal items such as stethoscopes, scissors, smartphones and ID badges. Our non-scrubwear offerings, such as outerwear, underscrubs, footwear, compression socks, lab coats and loungewear, are also specifically designed for the needs and preferences of the healthcare community.

Digitally Native Direct-to-Consumer Strategy

Our business is powered by a digitally native DTC strategy, which offers significant competitive advantages and enables us to directly engage with and serve healthcare professionals. By owning all aspects of the customer experience, including website and app design, marketing content, storytelling and post-purchase customer engagement, we deliver an elevated, personalized and seamless experience.

Each of our DTC digital platform and Community Hubs also give us access to valuable real-time customer data. We leverage our rich customer data set, bolstered by the inherent benefits of our DTC model and close connection to our customers, to serve our community more effectively and efficiently. We also develop proprietary and customized data solutions designed to optimize our product innovation, inventory analytics, marketing efforts, website performance and operational efficiency. Our data team works directly with key functional areas of the Company, including product design and merchandising, customer acquisition and retention, demand forecasting and inventory optimization, engineering, Community Hubs, international and customer experience. This approach enables us to gather and manage extensive data, and rapidly and directly apply that data to deliver valuable insights that improve our core operating activities and decision-making processes, including with respect to our supply chain, inventory management, new product development, personalization, Community Hub experience and international markets. Our vast and growing data set also plays a critical role in driving new customer acquisition as well as in our community engagement and customer retention strategy.

Dynamic Merchandising and Product Launch Model

We have developed a dynamic merchandising strategy, anchored by our recurring, functional offering of core scrubwear styles and colors we offer year round. As of December 31, 2025, we offered 17 core scrubwear styles in 10 core colors. In 2025, our core scrubwear styles represented over 60% of our net revenues. We also offer non-scrubwear products, which together with our scrubwear, are intentionally designed to be worn as a layering system from base layer to outer layer. We also frequently launch limited edition colors, limited edition styles or new products, which not only drive excitement, but also drive our core business by encouraging recurring traffic to our digital platform. We utilize a disciplined buying approach for limited edition products, with generally shallow initial buys and data-driven repurchasing decisions to lower inventory risk, create scarcity and drive recurring demand. As an additional benefit, our product portfolio has resulted in a return rate of approximately 10% from 2021 through 2025, which is far lower than the broader online apparel return rates that tend to be in the 30% to 40% range.

Mission-Driven, Founder-Led Culture and Execution

Our co-founders, Heather Hasson and Trina Spear, who currently serve as our Executive Chairman and Chief Executive Officer, respectively, are the visionaries of our company. Each serves a unique role—Ms. Spear executes on the Company's strategic vision and operations, and Ms. Hasson focuses on developing product innovation. Together, their shared mission to celebrate, empower and serve those who serve others drives our company culture. We understand that authentically serving humans starts from within, and we are passionate about supporting our community and ensuring that our company reflects the world we want to live in. We are committed to operating responsibly and promoting ethical and sustainable business practices through our sourcing and manufacturing. We prioritize building a diverse, inclusive, equitable and supportive team that is driven by creativity and purposeful innovation.

Our Products

We approach product design with the healthcare professional in mind. We leverage customer data, customer feedback, focus groups and practitioner testing to provide us with an intimate understanding of how medical professionals move, work and interact with colleagues and patients. Our tight feedback loop through our digital platform, social media channels and our customer experience team enables us to quickly incorporate ideas from our community into our product design. We are constantly challenging ourselves to create the highest quality and most innovative fabrications, styles and product features that meet the unique needs of healthcare professionals. Our apparel is comfortable, durable, functional and stylish, all at an affordable price point. As a result of our efforts, healthcare professionals now have a destination to outfit themselves with products that allow them to look, feel and perform at their best.

Healthcare professionals change environments frequently and need comfortable high-quality products that help them do their jobs in every situation they face. That's why we approach our products as a complete layering system—the FIGS Layering System—which includes what healthcare professionals wear under their scrubs , the scrubs themselves, and what they wear over their scrubs.

There are two primary categories within the FIGS Layering System—scrubwear and non-scrubwear:

- **Scrubwear.** We redefined scrubs, engineering them for function and taking cues from performance sports apparel, to create exceptionally comfortable and technical products to help healthcare professionals look good, feel good and perform at their best. Within the scrubwear category, as of December 31, 2025, we had 17 core styles that are available on our digital platform year-round. These core scrubwear styles consisted of four women's scrub tops, six women's scrub pants, one women's scrub jumpsuit, two men's scrub tops and four men's scrub pants. We offered these core styles in ten core colors and in limited edition colors. Additionally, we frequently launch limited edition scrubwear styles in both core and limited edition colors and transition limited edition scrubwear styles and colors to our core collection from time to time, based on customer feedback and sales performance.

- **Non-Scrubwear.** Our non-scrubwear products are intentionally designed as an integrated system that complements our scrubwear, and are comprised of "base layer" and "outer layer" products. Base layer products include those designed to be worn under scrubs and include compression socks and underscrubs, as well as leggings. Our underscrubs include performance tops, and super-soft pima cotton tops. Outer layer products include footwear, lab coats and a variety of vests, jackets and fleeces. Our non-scrubwear product offerings include our loungewear, which is our collection designed for off-shift moments. We also partner with New Balance to design and offer shoes that provide greater support, traction, cushion and moisture-repellent qualities that our healthcare professionals need. We also offer necessities such as scrub caps, lanyards, badge reels, bags, baseball caps and beanies.

Our International Strategy

We currently ship to numerous countries in North America, Central America, South America, Europe, Asia and the Middle East. As part of our global expansion, we work to localize our site experience as well as build out organic and paid marketing channels via our ambassador network and digital marketing. Disrupting global healthcare apparel through continued international expansion is a key component of our overall business strategy.

Our TEAMS Business

We have built a differentiated B2B custom platform, known as TEAMS, to revolutionize, consumerize, and elevate what had previously been an outdated buying process for institutional customers. Through TEAMS, healthcare administrators and institutions can seamlessly and efficiently solicit individual orders and buy FIGS products for their organizations. Our TEAMS business is centered around partnering with institutional departments, medical offices and concierge clinics that wish to standardize and professionalize their organizations' uniforms.

Our Community Hubs

We currently operate five physical retail stores, which we call Community Hubs, and we plan to open additional Community Hubs in the future. Our Community Hubs are more than just a shopping experience—in addition to enabling healthcare professionals to feel, try on and buy their favorite FIGS products, they allow them to connect with one another and engage more fully with the FIGS community. Our Community Hubs are intentionally designed to host events to celebrate healthcare professionals, provide programming on important issues that impact them, and create opportunities to network and share their stories.

Our Community of Awesome Humans

We strive to celebrate, empower and serve healthcare professionals across all levels of experience and areas of expertise. While there is considerable diversity in demographics and income levels within the healthcare sector, we attract a diverse range of healthcare professionals by having a differentiated brand and offering premium products at an affordable price point.

Our customers include a wide range of experience levels and areas of expertise, including registered nurses, nurse practitioners, orthodontists, dental hygienists, pharmacists, physical therapists, occupational therapists, veterinarians, sales representatives, estheticians, speech pathologists, emergency medical technicians, surgeons and healthcare administrators, among many others. Due to the high proportion of our customer mix that is comprised of students and young professionals whose earnings will grow over the course of their careers, we believe we are well positioned to retain and increase engagement of these customers, expanding our share of their uniform and lifestyle wardrobe over time.

Our Marketing Strategy

Building a deep connection with our community, by driving awareness and engagement through powerful storytelling is core to our strategy. In so doing, we create both differentiated brand marketing content and utilize performance marketing to drive customers from awareness to consideration to conversion.

Brand Marketing

We attract and retain customers in large part through our unique ability to engage with our community, which we do across multiple channels, including marketing campaigns, social media, our Ambassador Program, brand activations and brand collaborations.

Marketing campaigns. Most of our creative assets are created in-house, allowing us to launch campaigns at an accelerated pace to celebrate the products we bring to market and the people who will wear them. We launch fully integrated marketing campaigns that feature Awesome Humans in larger-than-life scenarios, bringing the people, their profession and our brand to life. We also launch campaigns highlighting our product innovation and the story behind FIGS. Campaigns are launched through a holistic, multi-media strategy, where consistent messaging and imagery are woven through every platform and channel, including email, digital, display, site, mobile app, Community Hubs, direct-mail, commercials, social media and ambassadors. We believe our campaigns and inspiring messaging contribute to high brand affinity among our community.

Social Media. We were the first healthcare apparel company to have a significant presence on social media. We use social media to foster a dialogue with our community and grow an enthusiastic, highly engaged fan base. Today, we have over 1.4 million followers on Instagram and over 3 million followers across all of our social platforms. We are proud of our robust following and above-average engagement rate.

Our Ambassador Program. We were the first company to have brand ambassadors in the healthcare apparel industry, providing a platform for healthcare professionals to tell their stories. Our Ambassador Program consists of Awesome Humans from around the world, representing a diverse array of specialties and levels of experience across various professions and geographies. We have formed deep and meaningful relationships with our ambassadors and their loyalty, love and involvement with our brand fosters organic sharing, storytelling and intimate connections with the millions of healthcare professionals in our community. Our Ambassador Program is a microcosm of our FIGS community —they are invaluable to us, they inspire and inform everything we do and we would not be where we are today without them.

Brand Activations. We periodically open temporary physical pop-up shops and host in-person events in local markets across the United States. These brand activations have included mobile pop-up shops near college campuses and in various cities, which increase the number of locations where customers can experience FIGS in person and purchase our products. We also hold ambassador events and other personalized experiences that enable us to connect with our community in unique ways and further drive brand awareness.

Collaborations. We seek and establish marketing and branding collaborations with other brands that are leaders in their industries, have similar values to FIGS and complement our own core capabilities. We also collaborate in thoughtful ways with brands, celebrities and athletes who share our passion for healthcare professionals. Amplifying the healthcare experience is at the heart of every collaboration, which have included New Balance, the United States Olympic and Paralympic Committee, Disney, Star Wars, Eko Health and ArchTek. As part of these partnerships, we often produce co-branded content to help further increase our brand awareness.

Performance Marketing

Our performance marketing aims to offer the right products to the right healthcare professionals at the right times. Our sophisticated performance marketing efforts include retargeting, paid search and product listing advertisements, paid social media advertisements, search engine optimization, personalized email and mobile push notifications through our app. When combined with our community-driven brand marketing, our performance marketing supports attractive customer acquisition and retention metrics. Because we can pinpoint specifically who our customers are and where they live and work, we are able to target them with greater efficiency and less expense than other companies whose customers come from a much less defined group.

Our Impact and Advocacy

In line with our purpose-driven mission, giving back is ingrained in everything we do at FIGS and has been from the beginning. When we started FIGS, we created an initiative called Threads for Threads to donate scrubs to healthcare professionals who lack access to the proper uniforms needed to do their jobs. To date, through Threads for Threads, we have donated over one million FIGS and partnered with over 100 nonprofit organizations supporting healthcare professionals in need in 85 countries worldwide.

This simple belief—that everyone deserves to #wearFIGS—has also grown into a global effort to strengthen healthcare by supporting the people at its center. In 2025, we donated $700,000 to a range of causes providing critical support to healthcare professionals, including $100,000 to support Dr. Elisabeth Potter's nonprofit work defending access to breast cancer care and patient-centered medical decision making and $100,000 to The Dr. Lorna Breen Heroes' Foundation to advance stigma-free mental health support and protect the wellbeing of healthcare professionals worldwide.

Advocacy is another core part of how FIGS supports healthcare professionals. We maintain an advocacy platform focused on bipartisan solutions to the underlying challenges healthcare professionals face, including compensation, mental health and well-being, workplace safety, administrative burden and training. Our year-round advocacy includes a trip to Washington, D.C., in which we invite a group of healthcare professionals to share their lived experiences directly with policymakers and advocate for meaningful and lasting change.

In 2025, we took our commitment to healthcare professionals to a new level by establishing the FIGS Awesome Humans Foundation, a 501(c)(3) public charity dedicated to our community. The foundation is designed to provide direct support to healthcare professionals in crisis, scholarships to visionary healthcare students, partnership to non-profits serving the distinct needs of our community and recognition for those going above and beyond to change healthcare for the better.

Our Data Analytics

Data is an essential and embedded capability throughout our organization. Our data team works directly with key functional areas of the Company. This approach enables the collection and management of extensive data, the development of a suite of proprietary tools, and the direct and rapid application of those data and tools to improve core operating activities and decision-making processes throughout the Company.

Our Technology

In addition to our use of data analytics, we internally develop custom, proprietary technology solutions where doing so would be a true differentiator and core to the unique needs of our community, and we otherwise leverage best-of-breed, third-party components and software to help build out our platform capabilities. Consistent with this philosophy, we created our own headless digital platform, which is a fully customized front-end architecture that allows our community of healthcare professionals to experience features and functionality that are specifically tailored to their needs. We then combine that customized presentation layer with a third-party backend engine. We have also developed a customized iOS app to drive more meaningful engagement with our healthcare community. The features of our app enable us to connect more deeply with our healthcare community through personalized product recommendations and experiences. By pairing our own in-house technology with cloud software, we have been able to create a truly differentiated user experience that we can adjust as necessary.

Our Supply Chain

We have built a supply chain that is optimized for our business and through which we control the design, development and fulfillment of our products.

Sourcing and Manufacturing

We have a diversified and flexible supply chain that leverages global third-party suppliers and manufacturers spread across multiple continents to produce our raw materials, product components and finished products. We directly and actively coordinate with our suppliers and manufacturers on every step of our product development and production process. We believe our approach has enabled us to produce premium products through greater control of the end-to-end production process.

Our in-house innovation and design team works closely with our suppliers to develop the materials for our products that meet our exacting standards for comfort, stretch, durability, functionality and performance. The vast majority of our production utilizes our main scrubwear fabric technology FIONx, which enables us to achieve consistency and scale.

Our in-house production team selects our fabric and trim suppliers, directly manages the relationships between these suppliers and our finished product manufacturers, and drives our production allocation strategy and production schedules.

The 17 core scrubwear styles that we produce year-round represented over 60% of our net revenues in 2025. Similar to our core FIONx fabric, the continuous production of our core scrubwear styles provides us with consistency and scale in our production.

As a company devoted to the needs of healthcare professionals, quality is critically important to us. We have our own in-house quality control team and also independent third-party quality controllers that each conduct detailed quality control checks on our fabric, trims and finished products to ensure that our extremely high quality standards are met. We maintain stringent Acceptable Quality Limit standards, which define the level of quality required to pass our inspection processes.

We purchase our finished product from our manufacturers on a purchase order basis, and while we currently utilize certain sourcing agent services to identify potential suppliers and manufacturers and to help manage such relationships, we do not have any long-term agreements requiring us to use any particular supplier or manufacturer. We generally have long-standing relationships with our vendors, which are strengthened by the consistency and longevity of our core fabric and core style profile. We also source new suppliers and manufacturers to support our ongoing innovation and growth, particularly in our non-scrubwear categories. We continuously work to strengthen our sourcing and manufacturing capabilities, which from time to time includes diversifying certain manufacturing operations geographically and strategically refining our manufacturing base into high-quality manufacturing partners to improve product quality and consistency.

Ethical Practices

We contractually commit all of our direct suppliers and manufacturers ("Tier I Suppliers") to certain ethical requirements to help ensure they share our standards for quality of manufacturing, ethical working conditions and social and environmental sustainability practices. Our Tier I Suppliers are contractually required to adhere to the Vendor Code of Conduct in our Vendor Manual, through which they commit to providing working conditions that meet or exceed the labor standards established by the United Nations International Labor Organisation Declaration on Fundamental Principles and Rights at Work, local labor laws and the standards established by the Fair Labor Association. The Vendor Code of Conduct outlines our requirements for the fair treatment and compensation of all workers, and expressly prohibits specific abusive labor practices. Under our Vendor Code of Conduct, all labor must be voluntary and the use of forced labor or human trafficking in any part of the Tier I Supplier's supply chain is prohibited.

As part of our quality assurance procedures, FIGS team members visit all Tier I Suppliers on average two times each month, and make periodic visits to our Tier I Suppliers' direct suppliers ("Tier II Suppliers"), to the extent nominated by FIGS, to review their operations and our quality requirements. Further, pursuant to our Vendor Manual, our Tier I Suppliers are contractually required to hold Tier II Suppliers to substantially the same standards to which we hold our Tier I Suppliers, regardless of whether such Tier II suppliers are subject to our monthly reviews.

In line with our values, and in addition to having deep long-standing partnerships with our Tier I Suppliers, we also require all of our apparel Tier I Suppliers to be certified through the Worldwide Responsible Accredited Production ("WRAP") program (or in limited cases, from other similar accredited organizations), which is an organization focused on promoting safe, lawful, humane and ethical manufacturing. Through their commitment to adhere to our Vendor Manual, all of our Tier I Suppliers are contractually required to commit to upholding these standards. As part of our Tier I Suppliers' required certification with WRAP, they commit to regular audits by WRAP directly to promote their compliance with WRAP's 12 Principles, which are: (1) compliance with laws and workplace regulations, (2) prohibition of forced labor, (3) prohibition of child labor, (4) prohibition of harassment and abuse, (5) compensation and benefits, (6) hours of work, (7) prohibition of discrimination, (8) health and safety, (9) freedom of association and collective bargaining, (10) environment, (11) customs compliance, and (12) security.

WRAP awards Gold certifications to facilities that demonstrate full compliance with WRAP's 12 principles, and WRAP awards Platinum certifications to facilities that have demonstrated full compliance with WRAP's 12 principles for three consecutive certification audits. Platinum facilities are required to successfully pass every WRAP audit with no corrective actions or observations and maintain continuous certification without gaps. All FIGS Tier I Suppliers must have a Gold or Platinum certification in order to continue to work with us, and we have a contractual right to terminate, without a cure period, our relationship with any Tier I Supplier who fails to meet our ethical standards.

Warehouse and Embroidery

We distribute our products from a fulfillment center that we lease in Goodyear, Arizona. Our fulfillment center is operated by a third-party logistics provider, with FIGS team members overseeing key operational functions. Within this space, we also operate a technology-enabled embroidery workshop, through which we offer embroidery and heat press on a variety of products. Our embroidery workshop is staffed by FIGS team members, who complete the application and quality control of our embroidery and heat press products.

From time to time, we have also relied, and may in the future again rely, on additional third-party locations for inventory and other logistics purposes, and we regularly evaluate our distribution infrastructure and capacity to ensure that we are able to meet our anticipated needs and support our continued growth and operations.

Our People and Human Capital

Our company culture mirrors our mission to celebrate, empower and serve those who serve others. We understand that authentically serving humans starts from within, and we are passionate about supporting our community and enabling our company to reflect the world we want to live in.

As of December 31, 2025, we employed 388 total team members, including 382 in the United States across our Santa Monica, California headquarters, our Goodyear, Arizona fulfillment center location, our Community Hubs, and remote locations, and 6 employees in Canada. As of December 31, 2025, 85% of our team members were full-time. Additionally, we rely on independent contractors and temporary personnel to supplement our workforce from time to time. None of our team members is represented by a labor union. We have not experienced any work stoppages, and we consider our relations with our team members to be good.

As of December 31, 2025, our workforce predominantly remains in a hybrid work environment, and we have provided resources to enable employees to effectively manage remote work, such as web conferencing, project collaboration solutions, equipment, and supplies for at-home offices. We have also supported our team with hybrid-focused learning and development training.

Compensation and Benefits

We aim to offer highly competitive compensation and benefits designed to enable us to attract, retain, and motivate exceptional talent. Our 2021 Equity Incentive Award Plan additionally provides for grants of equity awards to employees, which we believe fosters a stronger sense of ownership and aligns our employees' interests with the interests and growth of the Company. To drive further engagement and individual ownership of the Company, we also maintain our Employee Stock Purchase Plan, which provides eligible employees an opportunity to purchase FIGS stock at a discounted price.

In addition, we offer numerous benefits, including a 401(k) plan with matching, health (medical, dental and vision) insurance, life insurance, paid time off, paid parental leave, a referral bonus program and company-sponsored short term and long term disability.

Culture, Engagement and Perks

We believe that to be successful, each of our employees must feel empowered to show up as their true authentic selves. As we continue to grow, we are proactive in enabling every single person at FIGS to have a platform to be seen, heard and celebrated. To accomplish this goal, we are intensely focused on our culture, team-building initiatives and well-being. We strive to foster an empowering, supportive and healthy experience for all FIGS employees and enable all FIGS voices to be represented and heard. Our Company-wide events and programming also provide a way for our employees to support our Awesome Humans and give back to the community, driving connections and making an impact on a wide variety of people and organizations in need.

In early 2026, we conducted a confidential employee engagement survey to give our employees the opportunity to provide input about their experiences with us. We are proud of our engagement index score of 81%, which is above the national average of organizations benchmarked, with 66% participation. The 2026 engagement survey revealed that 96% of our team members were proud to work at FIGS and 92% felt aligned with the FIGS mission and values. Employees also reported feeling connected and supported, with 90% of respondents reporting their manager genuinely cares about their well-being and that they feel respected working at FIGS, indicating a positive and supportive team dynamic. We value the input of our team members and utilize the survey results to better understand the needs of our team members, identify opportunities for improvement and to create action plans based on employee feedback.

Safety

We are committed to the health and safety of our employees. The core elements of our employee health and safety strategy are risk analysis, incident management and training, including for our team members at our fulfillment center and our Community Hubs, and we ensure that our third-party logistics provider, which operates our fulfillment center, maintains robust safety practices as well. We also maintain a whistleblower hotline through which employees can report health and safety risks, among other concerns.

Competition

Competition in the healthcare apparel industry is principally on the basis of product quality, innovation, style, price, brand image, distribution model, as well as customer experience and service. The healthcare apparel industry includes established companies as well as new entrants. We compete against wholesalers of healthcare apparel, such as Barco Uniforms, Landau Uniforms, and Superior Group of Companies. Additionally, we compete with healthcare apparel aggregated retailers, such as Scrubs & Beyond and Uniform Advantage, as well as DTC brands such as Jaanuu, Mandala and Fabletics. We also currently, and in the future, may continue to face competition from other large, diversified apparel brands with name recognition and well-established sales, manufacturing, and distribution infrastructure that choose to expand into the production and marketing of healthcare apparel.

We believe we have competitive advantages from our technical product innovation, our focus on empowering the community of healthcare professionals, and our high quality brand image. In addition, we believe our digitally native DTC distribution strategy supported by purpose-built Community Hubs, differentiates us from the industry incumbents and allows us to establish personal customer relationships and more effectively support healthcare professionals. Furthermore, while we also compete against other DTC companies, we believe the greater relative scale of our business provides us with a competitive advantage. We are also differentiated by our commitment to community-based marketing that increases brand awareness and strengthens customer loyalty.

Government Regulation

In the United States and the other jurisdictions in which we operate, we are subject to labor and employment laws, laws governing advertising, environmental, health, and safety ("EHS") regulations, including climate and sustainability-related laws and regulations, product labeling regulations, product safety regulations and other laws, including consumer protection regulations that apply to the promotion and sale of merchandise and the operation of fulfillment centers and privacy, data security and data protection laws and regulations, such as the California Consumer Privacy Act (as amended by the California Privacy Rights Act, the "CCPA"), the EU General Data Protection Regulation 2016/679 ("EU GDPR"), the UK Data Protection Act 2018 and the UK General Data Protection Regulation, as updated from time to time (together, the "UK GDPR") (the EU GDPR and UK GDPR together, the "GDPR"), the ePrivacy Directive and national implementing and supplementing laws in the European Economic Area (the "EEA") and relevant legislation in the UK.

We are also subject to evolving EEA and UK privacy laws on cookies, tracking technologies and e-marketing. In the EEA and UK, informed consent is required for the placement of certain cookies or similar tracking technologies on an individual's device and for direct electronic marketing. Consent is tightly defined and includes a prohibition on pre-checked consents and a requirement to obtain separate consents for each type of cookie or similar technology. Recent European court and regulator decisions are driving increased attention to cookies and similar tracking technologies.

Our products may be subject to tariffs, treaties and various trade agreements, as well as laws affecting the importation of consumer goods. For example, in 2025 the United States announced changes to U.S. trade policy, including increasing tariffs on imports, in some cases significantly, and potentially modifying or terminating existing trade agreements, which, in certain instances, has prompted retaliatory trade measures by other countries. The changes to U.S. trade policy and the tariff environment have been dynamic and unpredictable, and have increased our product costs. In February 2026, the United States Supreme Court ruled that the use of the International Emergency Economic Powers Act ("IEEPA") to impose tariffs was not permitted, invalidating a significant portion of tariffs that had been in effect since April 2025. While the ruling struck down the IEEPA-based tariffs, it does not address the Administration's ability to impose tariffs using other legal mechanisms. The Administration responded by invoking alternative mechanisms to impose a 10% global tariff and by expressing an intention to subsequently raise such tariff to 15%. The Administration also initiated trade investigations that could result in additional future tariffs. We are also subject to evolving regulations regarding the environmental and social provenance of products, including under the Tariff Act of 1930, Uyghur Forced Labor Prevention Act ("UFLPA"), and other similar laws and regulations.

We monitor changes in these laws and believe that we are in material compliance with applicable laws. While compliance with these laws and regulations often requires the dedication of time and effort of employees, as well as financial resources, for the fiscal year ended December 31, 2025 compliance with these laws and regulations, including any applicable environmental regulations, has not had, and in any material subsequent period is not expected to have, a material effect on our capital expenditures, results of operations or competitive position.

Intellectual Property

To establish and protect our proprietary rights, we rely on a combination of trademark, patent, copyright, and trade secret laws, as well as contractual restrictions in license agreements, confidentiality and non-disclosure agreements and other contracts. Our intellectual property is an important component of our business, and we believe that our know-how and continuing innovation are important to developing and maintaining our competitive position. We also believe having distinctive marks that are readily identifiable on our products is an important factor in continuing to build our brand and distinguish our products. We consider the FIGS name and Cross & Shield Logo trademarks to be among our most valuable intellectual property assets. In addition, we have applied to register or have registered the trademarks for several of our fabrics and product names, and have also sought and/or obtained trademark registrations for several of our taglines.

As of December 31, 2025, we owned 18 U.S. trademark registrations, six pending U.S. trademark applications, 137 foreign trademark registrations and nine pending foreign trademark applications.

As of December 31, 2025, we had 21 U.S. design patents, two pending U.S. design patent applications, 112 foreign design registrations and two pending foreign design applications, which relate to our core scrubwear and other apparel designs. The term of protection for design patents and design registrations is limited in duration and depends on the jurisdiction in which they are granted. The terms for our issued design patents in the U.S. extend 15 years from the date of patent grant.

If the foreign design registrations issued to us for our core scrubwear and apparel are maintained until the end of their terms, they are expected to expire in the years ranging between 2030 and 2050, at which point we intend to renew them, to the extent they are renewable. Some of our issued U.S. design patents will expire in 2037, while others will expire between 2038 and 2040. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective.

Seasonality

For information regarding the seasonality of our business, please refer to Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report on Form 10-K.

Corporate and Available Information

We were formed in 2013 as FIGS, Inc., a Delaware corporation. Our principal executive offices are located at 2834 Colorado Avenue, Suite 100, Santa Monica, California 90404 and our telephone number is (424) 300-8330. Our website address is www.wearfigs.com. The information contained on, or that can be accessed through, our website is not incorporated by reference into, and is not a part of, this Annual Report on Form 10-K.

Our reports filed with or furnished to the SEC pursuant to Sections 13(a) and 15(d) of the Exchange Act, are available, free of charge, on our Investor Relations website at https://ir.wearfigs.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (the "SEC"). The SEC maintains a website at http://www.sec.gov that contains reports, and other information regarding us and other companies that file materials with the SEC electronically. Investors in the Company and others should note that we disseminate material information to the public about the Company, products and services and other matters through various channels, including the Investor Relations portion of our website (ir.wearfigs.com), Company blog, press releases, SEC filings and public conference calls and webcasts in order to achieve broad, non-exclusionary distribution of information to the public. The Company encourages its investors and others to review the information it makes public on the Investor Relations portion of its website, however such information is not incorporated by reference into this Annual Report on Form 10-K.

Item 1A. Risk Factors.

Our business involves significant risks. You should carefully consider the risks and uncertainties described below, together with all of the other information in this Annual Report on Form 10-K and in our other filings with the SEC. The realization of any of these risks and uncertainties could have a material adverse effect on our reputation, business, financial condition, results of operations, growth and future prospects as well as our ability to accomplish our strategic objectives. In addition to the factors discussed in Item 7 of Part II of this Annual Report on Form 10-K and in the risk factors below, global economic and geopolitical conditions and additional or unforeseen circumstances, developments or events may amplify the risks discussed below. In that event, the market price of our Class A common stock could decline and you could lose part or all of your investment.

Risks Related To Our Business

Our historical growth may not be sustainable or indicative of future results.

Our historical rate of growth may not be sustainable or indicative of our future results. We believe that growth in net revenues, as well as our ability to improve or maintain margins and profitability, will depend upon, among other factors, our ability to address the challenges, risks and difficulties described elsewhere in this "Risk Factors" section. We cannot provide assurance that we will be able to successfully manage any such challenges or risks to our future growth. Any of these factors could cause our net revenues growth to slow or decline and may adversely affect our margins and profitability. Even if our net revenues increase, we expect that our growth rate could be negatively impacted due to a number of other reasons, including if there is a slowdown in the growth of demand for our products, increased competition, a decrease in the growth or reduction in the size of our overall market or if we cannot capitalize on growth opportunities. Failure to grow our net revenues or improve or maintain margins would adversely affect our business, financial condition and results of operations. You should not rely on our historical rate of growth as an indication of our future performance.

If we fail to manage the expansion of our business effectively, our financial condition and results of operations may be adversely affected.

To manage the expansion of our business effectively, we must continue to implement our operational plans and strategies, improve and expand our infrastructure of people and information systems and expand, train and manage our employee base. We face significant competition for personnel, including in Southern California, where our headquarters is located, and in Goodyear, Arizona, where our fulfillment center is located. To attract top talent, we may need to increase our employee compensation levels to remain competitive in attracting and retaining talented employees. In addition, we could be required to continue to expand certain departments, to upgrade our management information systems and other processes and technology and to obtain more space for our workforce. Additionally, the growth of our business places significant demands on our existing management and other employees. Failure to manage our employee base and hiring needs effectively, including successfully integrating our new hires, may adversely affect our business, financial condition and results of operations.

In addition, we are required to manage relationships with a growing number of customers, suppliers, manufacturers and other third parties. If we are unable to expand supply, manufacturing and distribution capabilities when required, or our information technology systems and our other processes are inadequate to support the future growth of these relationships, we could experience, and from time to time have experienced, delays in customer service and order response and shipping times, which could adversely impact our reputation and brand. If we are unable to manage the growth of our organization effectively, our business, financial condition and results of operations may be adversely affected.

We have not always been profitable and may not be profitable in the future.

We have not always been profitable. We expect our operating expenses to increase in the future as we increase our sales and marketing efforts, continue to invest in developing new products, including new fabrics, hire additional personnel as needed, expand our operating infrastructure, Community Hubs footprint and TEAMS capabilities, and expand into new geographies. Further, as a public company, we incur additional legal, accounting, and other expenses that we did not incur as a private company. Additionally, stock-based compensation expense related to equity awards has been, and may from time to time be, a significant expense in future periods, which impacts our net income. These efforts and additional expenses may be more costly than we expect, and we cannot guarantee that we will be able to increase our net revenues to offset our increased operating expenses. In the future, our net revenues could also grow more slowly than in the past or decline for a number of reasons, including if we experience reduced demand for our products, increased competition, a decrease in the growth or reduction in the size of our overall market or if we cannot capitalize on growth opportunities. If our net revenues do not grow at a greater rate than our operating expenses, we will not be able to maintain the level of profitability that we have achieved.

Our success depends on our ability to maintain the value and reputation of our brand.

The FIGS brand is integral to our business strategy and our ability to attract and engage customers. Maintaining, promoting and positioning our brand will depend largely on the success of our marketing and branding efforts and our ability to provide a consistent, high quality product and customer experience. Our brand may suffer if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity about us, including our products, technology, customer service, personnel, marketing efforts, ambassadors or suppliers. Even isolated incidents involving our company, suppliers, agents or third-party service providers, or the products we sell, could erode the trust and confidence of our customers and damage the strength of our brand, especially if such incidents result in adverse publicity, governmental investigations, product recalls or litigation.

In addition, the importance of our brand may increase to the extent we experience increased competition, which could require additional expenditures on our brand promotion activities. Maintaining and enhancing our brand image also may require us to make additional investments in areas such as merchandising, marketing and online operations. These investments may be substantial and may not ultimately be successful. Moreover, if we are unsuccessful in protecting our intellectual property rights in our brand, the value of our brand may be harmed. Any harm to our brand and reputation could adversely affect our ability to attract and engage customers and negatively impact our business, financial condition and results of operations.

If we fail to attract new customers, retain existing customers, or fail to maintain or increase sales to those customers, our business, financial condition, results of operations and growth prospects will be harmed.

Our success depends in large part upon widespread adoption of our products by healthcare professionals. In order to attract new customers and continue to expand our customer base, we must appeal to and attract healthcare professionals who identify with our products. If the number of healthcare professionals who are willing to purchase our products does not continue to increase, if we fail to deliver a high quality shopping experience or if our current or potential future customers are not convinced that our products are superior to alternatives, then our ability to retain existing customers, acquire new customers and grow our business may be harmed. We have made significant investments in enhancing our brand and attracting new customers, and we expect to continue to make significant investments to promote our products, including marketing campaigns that can be expensive and may not always result in new customers or increased sales of our products. These factors, in turn, have from time to time increased and may again increase our customer acquisition costs over time. As our brand becomes more widely known, we may not attract new customers or increase our net revenues at historical rates, or retain existing customers to the same extent as we have in the past. For example, our rate of new customer acquisition has fluctuated over time. If we are unable to acquire new customers or retain existing customers who purchase products in numbers sufficient to grow our business, we may not be able to generate the scale necessary to drive beneficial network effects with our suppliers, our net revenues may decrease, and our business, financial condition and operating results may be adversely affected.

In addition, our future success depends in part on our ability to increase sales to our existing customers over time. A significant portion of our net revenues are generated from sales to existing customers, particularly those existing customers who are highly engaged and make frequent and/or large purchases of the products we offer. If existing customers no longer find our products appealing, are not satisfied with our customer service, including shipping times, or if we are unable to timely update our products to meet current trends and customer demands, our existing customers may not make purchases, or if they do, they may make fewer or smaller purchases in the future.

Moreover, our success depends in part on the condition of the healthcare workforce. There have been reports of elevated fatigue and stress among workers in the healthcare industry, which we believe may have impacted customer purchasing behavior from time to time. As a replenishment-driven healthcare apparel brand, demand for our products may be impacted by healthcare workforce-related stress, including if the number of employed healthcare workers were to decline.

If we are unable to attract new customers or our existing customers decrease their spending on the products we offer or fail to make repeat purchases of our products, our business, financial condition, results of operations and growth prospects will be harmed.

If our marketing efforts are not successful, our business, financial condition and results of operations could be harmed.

We create differentiated brand marketing content and utilize performance marketing to drive customers from awareness to consideration to conversion, and promoting awareness of our brand and products is important to our ability to grow our business, drive customer engagement and attract new customers. Our marketing strategy includes brand marketing campaigns across platforms, including email, digital, display, site, direct-mail, commercials, social media, out-of-home campaigns, ambassadors and celebrities, as well as performance marketing efforts, including retargeting, paid search and product listing advertisements, paid social media advertisements, search engine optimization, personalized emails and mobile push notifications through our mobile app.

We have historically also benefited from social media, customer referrals and word of mouth to advertise our brand. Social networks are important as a source of new customers and as a means by which to connect with existing customers, and such importance may be increasing. In addition, we have implemented grassroots marketing efforts such as engaging with local healthcare professionals, some of whom we refer to as our ambassadors, to assist us by introducing our brand and culture to their communities. Our social media and grassroots efforts must be tailored to each particular market, which requires substantial efforts as we enter new markets, as well as ongoing attention and resources. We also seek to engage with our customers and build awareness of our brands through sponsoring unique events and experiences. If our marketing efforts and messaging are not appropriately tailored to and accepted by the healthcare community, we may fail to attract customers and our brand and reputation may be harmed. Our future growth and profitability and the success of our brand will depend in part upon the effectiveness and efficiency of these marketing efforts.

We also receive a significant amount of visits to our digital platform via social media or other channels used by our existing and prospective customers. As eCommerce and social media continue to rapidly evolve, we must continue to establish relationships with these channels and may be unable to develop or maintain these relationships on acceptable terms. In addition, we currently receive a significant number of visits to our website and mobile app via search engine results. Search engines frequently change the algorithms that determine the ranking and display of results of a user's search, which could reduce the number of visits to our website, in turn reducing new customer acquisition and adversely affecting our results of operations. If we are unable to cost-effectively drive traffic to our digital platform, our ability to acquire new customers and our financial condition would suffer. Email marketing efforts are also important to our marketing efforts. If we are unable to successfully deliver emails to our customers or if our customers do not engage with our emails, whether out of choice, because those emails are marked as low priority or spam or for other reasons, our business could be adversely affected.

We also have and may in the future adjust our marketing activity, techniques and spend from period to period or within a period as we launch new campaigns or offerings, or for other reasons. Because of these adjustments and because marketing initiatives may become increasingly expensive, generating a meaningful return on those initiatives may be difficult or unpredictable. Moreover, even if we successfully increase net revenues as a result of our marketing efforts, it may not offset the additional marketing expenses we incur.

If our marketing efforts are not successful in promoting awareness of our products, driving customer engagement or attracting new customers, or if we are not able to cost-effectively manage our marketing expenses, our results of operations could be adversely affected.

Our business depends on our ability to maintain a strong community of engaged customers and ambassadors, including through the use of social media. We may not be able to maintain and enhance our brand if we experience negative publicity related to our marketing efforts or use of social media, fail to maintain and grow our network of ambassadors or otherwise fail to meet our customers' expectations.

We partner with ambassadors to help raise awareness of our brand and engage with our community. Our ability to maintain relationships with our existing ambassadors and to identify new ambassadors is critical to expanding and maintaining our customer base. As our market becomes increasingly competitive or as we expand internationally, recruiting and maintaining new ambassadors may become increasingly difficult. If we are not able to develop and maintain strong relationships with our ambassador network, our ability to promote and maintain awareness of our brand may be adversely affected. Further, if we incur excessive expenses in this effort, our business, financial condition and results of operations may be adversely affected.

We and our ambassadors use third-party social media platforms to raise awareness of our brand and engage with our community. As existing social media platforms evolve and new platforms develop, we and our ambassadors must continue to maintain a presence on these platforms and establish presences on emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new customers and our financial condition may suffer. Furthermore, as laws and regulations governing the use of these platforms evolve, any failure by us, our ambassadors, our sponsors or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and adversely affect our business, financial condition and results of operations. In addition, an increase in the use of social media for product promotion and marketing may cause an increase in the burden on us to monitor compliance of such materials, and increase the risk that such materials could contain problematic product or marketing claims in violation of applicable regulations. For example, in some cases, the Federal Trade Commission has sought enforcement action where an endorsement has failed to clearly and conspicuously disclose a financial relationship or material connection between an influencer and an advertiser.

Our ambassadors could engage in behavior or use their platforms in a manner that reflects poorly on our brand or is in violation of applicable regulations or platform terms of service, and may be attributed to us. Negative commentary regarding us, our products or ambassadors and other third parties who are affiliated with us, whether accurate or not, may be publicized, including on social media platforms, at any time and may adversely affect our reputation, brand and business. The harm may be immediate, without affording us an opportunity for redress or correction and could have an adverse effect on our business, financial condition and results of operations.

In addition, customer complaints or negative publicity related to our website, mobile app, Community Hubs, products, product delivery times, customer data handling, marketing efforts, security practices or customer support, especially on blogs and social media, could diminish customer loyalty and community engagement.

If we do not continue to successfully develop and introduce new, innovative and updated products, we may not be able to maintain or increase our sales and profitability.

We are an apparel and lifestyle brand for healthcare professionals. As a result, our success depends in part on our ability to create apparel for healthcare professionals, as well as to anticipate and react to changing customer demands in a timely manner. All of our products are subject to changing customer preferences that cannot be predicted with certainty. If we do not continue to introduce new products or innovations on existing products in a timely manner or our existing or new products or innovations are not accepted by our customers, or if our competitors introduce similar products in a more timely fashion, our brand or our position as a leader in healthcare apparel could be harmed.

Further, our new products and innovations, including to fit, style, and fabric, on existing and future products, may not, and from time to time have not, received the same level of customer acceptance as our products or innovations have in the past. Customer preferences could change, especially as we expand our product offerings beyond our core scrubwear, and our future success depends in part on our ability to anticipate and respond to these changes. If we fail to anticipate and respond in a timely manner to changing customer preferences or if customers do not accept our new products or innovations, including to fit, style and fabric, we could experience, among other things, lower sales, excess inventory or inventory shortages, markdowns and write-offs, increases in donations by us, and diminished brand loyalty, some of which have occurred from time to time and could occur again in the future. Even if we are successful in anticipating customer needs and preferences, our ability to adequately address those needs and preferences will in part depend upon our continued ability to develop and introduce innovative, high quality products and designs and maintain our distinctive brand identity as we expand the range of products we offer. A failure to effectively introduce new products or innovations on existing products that appeal to our customers could result in a decrease in net revenues and excess inventory levels, which could adversely affect our business, financial condition and results of operations.

The market for healthcare apparel is highly competitive.

We compete in the healthcare apparel industry, principally on the basis of product quality, innovation, style, price, brand image, distribution model, as well as customer experience and service. The industry is highly competitive and includes established companies as well as new entrants. Some of our competitors also have longer operating histories, larger market share and greater resources than we do.

We compete against wholesalers of healthcare apparel, such as Barco Uniforms, Landau Uniforms and Superior Group of Companies. Additionally, we compete with healthcare apparel specialty retailers, such as Scrubs & Beyond and Uniform Advantage, as well as digitally native brands such as Jaanuu, Mandala and Fabletics. We also currently and in the future may continue to face competition from other large, diversified apparel brands with name recognition and well-established sales, manufacturing and distribution infrastructure that choose to expand into the production and marketing of healthcare apparel.

Our competitors may be able to achieve and maintain market share more quickly and effectively than we can. Similarly, if customers perceive the products offered by our competitors to be of higher quality than ours, or our competitors offer similar products at lower prices, our revenues may decline, which would adversely affect our business, financial condition and results of operations.

Many of our potential competitors promote their brands primarily through traditional forms of advertising, such as print media, and have substantial resources to devote to such efforts. Our competitors may also use traditional forms of advertising more quickly in new markets than we can. While we believe that our direct-to-consumer business model offers us competitive advantages, our competitors may also be able to increase sales in their new and existing markets faster than we do by emphasizing extensive wholesale capabilities and networks of retail stores, and many of our competitors have substantial resources to devote toward increasing sales in such ways. Competition may result in pricing pressures, reduced profit margins or lost market share or a failure to grow our market share, any of which could substantially harm our business, financial condition and results of operations.

Our future success depends on the continuing efforts of our key employees and our ability to attract and retain highly skilled team members.

We are dependent on our ability to continue to identify, attract, develop and retain qualified and highly skilled team members. In particular, we are highly dependent on the services of our co-founders, Heather Hasson and Trina Spear, who serve as our Executive Chairman and Chief Executive Officer, respectively, and who are critical to the development of our business, future vision and strategic direction. We also heavily rely on the continued service and performance of other members of our senior management team. If the senior management team, including any new hires that we make, fails to work together effectively or to execute our plans and strategies on a timely basis, our business and future growth prospects could be harmed.

Additionally, the loss of any key team members could make it more difficult to manage our business, including operations, research, development, production, marketing, design, merchandising, engineering and finance activities, reduce our employee retention and net revenues and impair our ability to compete. Although we have entered into employment agreements with certain key team members, these agreements generally have no specific duration and constitute at-will employment. We have not obtained key man life insurance policies on any of our senior management team. As a result, we would have no way to cover the financial loss if we were to lose the services of members of our senior management team.

Competition for highly skilled team members is often intense, especially in Southern California, where our headquarters is located. We may not be successful in attracting or retaining qualified team members to fulfill our current or future needs. We may experience difficulty in hiring and retaining highly skilled employees with appropriate qualifications. Failure to manage our employee base and hiring needs effectively, including successfully integrating our new hires, or to retain and motivate our current team members may adversely affect our business, financial condition and results of operations.

We are subject to international business uncertainties.

Our current operations and customer base are based largely in the United States, and our future growth depends in part on our ongoing expansion efforts outside of the United States. While we currently ship to certain countries in North America, Central America, South America, Europe, Asia and the Middle East, we have a relatively limited number of customers, employees and experience operating outside of the United States. We also have relatively limited experience with regulatory environments and market practices outside of the United States and cannot guarantee that we will be able to penetrate or successfully operate in any market outside of the United States. In connection with our expansion efforts, we have from time to time encountered, and may in the future continue to encounter, obstacles we do not face in the United States, including cultural and linguistic differences, differences in regulatory environments and market practices, difficulties in keeping abreast of market, business and technical developments and foreign customers' differing tastes and preferences.

We may also encounter difficulty expanding into new markets because of limited brand recognition in those markets, leading to delayed acceptance of our apparel by customers there. In particular, we have no assurance that our

marketing efforts will prove successful outside of the narrow geographic regions in which they have been used in the United States. The expansion into new markets may also present competitive, merchandising, forecasting and distribution challenges that are different from or more severe than those we currently face. As we expand into new markets and hire additional international employees, we will also be subject to a variety of foreign laws and regulations regarding employment, labor, and workplace practices, which may differ significantly from those in the United States.

There are also other risks and costs inherent in doing business in international markets, including:

- the need to adapt and localize products for specific countries to account for, among other things, different cultural tastes, size and fit preferences or regulatory requirements;
- difficulty establishing and managing international operations and the increased operations, travel, infrastructure, including establishment of local delivery service and customer service operations, and legal compliance costs associated with locations in different countries or regions;
- increased shipping times to and from international markets;
- the need to vary pricing and margins to effectively compete in international markets;
- increased competition from local providers of similar products;
- the ability to protect and enforce intellectual property rights abroad;
- the need to offer customer support in various languages;
- difficulties in understanding and complying with local laws, regulations and customs in other jurisdictions;
- compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act (the "FCPA"), and the U.K. Bribery Act 2010 (the "U.K. Bribery Act"), by us, our employees and our business partners;
- complexity and other risks associated with current and future legal requirements in other countries, including legal requirements related to medical apparel, customer advertising protection, consumer product safety, sustainability disclosure, artificial intelligence and data privacy and security frameworks, such as the EU GDPR and the UK GDPR;
- the potential need to utilize new suppliers or comply with additional regulations regarding our suppliers, supply chain or value chain;
- varying business practices and customs related to the sale of medical apparel;
- varying levels of internet technology adoption and infrastructure, and increased or varying network and hosting service provider costs;
- tariffs and other non-tariff barriers, such as quotas, local content rules and local import regulations, as well as tax consequences;
- fluctuations in inflationary conditions, which could increase our costs of doing business in certain countries;
- fluctuations in currency exchange rates and the requirements of currency control regulations, which might restrict or prohibit conversion of other currencies into U.S. dollars; and
- political or social unrest, economic instability or armed conflict in a specific country or region in which we operate, including, for example, Russia's invasion of Ukraine and conflict in the Middle East.

Our failure to successfully manage these risks could harm our international operations and have an adverse effect on our business, financial condition and results of operations.

Shipping is a critical part of our business and changes in, or disruptions to, our shipping arrangements have in the past and may in the future adversely affect our business, financial condition and results of operations.

We currently rely on third-party global logistics and shipping providers to ship raw materials, receive inbound inventory to our fulfillment center and retail stores, and deliver our products to our customers. If we are not able to negotiate acceptable pricing and other terms with these providers, or if these providers experience performance problems or other difficulties in delivering inventory, processing our orders or delivering our products to customers, it could negatively impact our results of operations and our customers' experience. Furthermore, changes to the terms of our shipping

arrangements or the imposition of surcharges, surge pricing or accessorials have in the past and may in the future adversely impact our margins and profitability. For example, volatility in the global oil markets, including as a result of Russia's invasion of Ukraine, conflict in the Middle East and other wars or armed conflicts, and changes in global supply generally, have from time to time resulted in higher fuel prices, which shipping companies have from time to time passed on to their customers by way of increased fuel surcharges. We have from time to time experienced increased shipping costs as a result of these and other factors, and these costs may continue to increase in the future. We may not be able to or choose to pass such increases on to our customers in the future.

Our supply of raw materials and ability to receive inbound inventory efficiently and ship merchandise to customers, including at costs to which we are accustomed, may also be negatively affected by military conflicts, political or social instability, terrorism or global trade policy. For example, as a result of ongoing conflict in the Middle East, from time to time there have been disruptions in commercial shipping transiting the Red Sea and surrounding waterways. Global ocean freight traffic has also been impacted by the conflict and shifts in global trade policy, resulting in shipping delays, and volatility in freight costs, capacity and transit times. We have from time to time experienced delays in the delivery of raw materials to, and finished goods from, our manufacturers, as well as elevated ocean freight rates and shipping costs. To address these impacts, we have from time to time proactively sought alternative ways to ship raw materials and receive inventory, including selecting new vessel routes and ports, using increased air freight from time to time, pre-negotiating ocean freight shipping rates, and adjusting our product launch schedule to account for delays. If there are continued or increased hostilities in the Middle East or continued uncertainty surrounding global trade policy, there could be continued increases in shipping times and ocean and air freight rates, as well as other impacts to our supply chain, which could adversely affect our business, financial condition and results of operations.

In addition, the operations of our third-party providers have in the past been disrupted, and may in the future again be disrupted, by pandemics or health crises. Future pandemics, epidemics or outbreaks of an infectious disease may adversely affect workforces and supply chains globally, potentially impacting the operations of our third-party shipping providers, which could negatively impact our business, financial condition and results of operations.

We have in the past experienced, and may in the future experience, shipping delays for other reasons outside of our control. For example, weather, fires, floods, power loss, earthquakes, or other events specifically impacting our or other shipping partners, such as labor disputes or shortages, financial difficulties, system failures and other disruptions to the operations of the shipping companies on which we rely, may negatively impact our ability to ship raw materials, receive inbound inventory and ship merchandise to customers efficiently and cost-effectively. A strike, threat of a strike, work slow-down or other disruptions at any of our third-party global providers, other parcel carriers or by port workers at major international shipping hubs, including at the ports of Los Angeles, Long Beach, New York and New Jersey, each of which we use to import our products into the United States, could also significantly disrupt our business. For instance, the International Longshoremen's Association, which represents workers at east coast ports, went on strike briefly in 2024, which caused us to select new vessel routes, use additional air freight and adjust our product launch schedule to mitigate delays. Additional strikes in the future could adversely affect our business, financial condition and results of operations.

We are also subject to risks related to damaged or lost goods by our inbound and outbound shipping vendors, which have occurred from time to time. If our goods are damaged or lost during transit, or not delivered in a timely fashion, our brand reputation could be adversely affected. Our customers could also become dissatisfied, require refunds or other financial accommodations and/or cease buying products from us. In addition, some claims may not be fully covered under our insurance policies or exceed recoverable limits. We may also incur additional costs shipping replacement goods and in maintaining heightened customer support, which has occurred from time to time. In such cases, our business, financial condition and results of operations could be adversely affected.

If we experience problems with our distribution center's operational infrastructure, our ability to meet customer expectations, manage inventory, complete sales and achieve objectives for operating efficiencies could be harmed.

We rely on our sole fulfillment center in Goodyear, Arizona, which is leased by us and operated by a third-party logistics provider, for all of our product distribution. We also from time to time rely on several additional third-party storage locations to house inventory and for other logistics purposes. Our fulfillment center and storage locations include computer-controlled and automated equipment and rely on warehouse management systems to manage supply chain fulfillment operations, which means our operations are complicated, require coordination between our fulfillment, storage and retail operations, and are subject to a number of risks related to cybersecurity, the proper operation of software and hardware, including connections between software and/or hardware, electronic or power interruptions or other system failures, some of which have occurred from time to time. In addition, because all of our products are distributed from our

Goodyear fulfillment center, our operations could also be interrupted by labor difficulties, or by floods, fires or other natural disasters near our fulfillment center or other locations we may use from time to time. We maintain business interruption insurance, but it may not adequately protect us from the adverse effects that could result from significant disruptions to our distribution system, such as the long-term loss of customers or an erosion of our brand image. Moreover, if we or our third-party logistics provider are unable to adequately staff our fulfillment center to meet demand or if the cost of such staffing is higher than historical or projected costs due to mandated wage increases, regulatory changes, hazard pay, international expansion or other factors, some of which has occurred from time to time and may occur again in the future, our results of operations could be harmed.

Operating a fulfillment center comes with additional potential risks, such as workplace safety issues and employment claims for the failure or alleged failure to comply with labor laws or laws respecting union organizing activities. Our distribution capacity is also dependent on the timely performance of services by third parties, including the shipping of our products to and from our facilities. We will need, and intend, to operate additional fulfillment centers in the future to keep pace with the growth of our business, and we cannot assure you that we will be able to locate suitable facilities on commercially acceptable terms in accordance with our expansion plans, nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plans. If we encounter problems with our operational infrastructure, our ability to meet customer expectations, manage inventory and fulfillment capacity, complete sales, fulfill orders in a timely manner and achieve objectives for operating efficiencies could be harmed, which could also harm our reputation and our relationship with our customers.

In addition, fulfillment center operations may also be disrupted by epidemics or pandemics. For example, like other similarly situated companies, we have from time to time experienced, and may from time to time experience in the future, inbound shipping delays of our product and labor shortages in our fulfillment center that impact our ability to fulfill orders on the timeline to which we have been accustomed. Any future pandemics, epidemics or other health crises may adversely affect workforces and supply chains globally, potentially impacting the operations of our third-party logistics provider, which could negatively impact our business and results of operations.

If we are unable to accurately forecast customer demand, manage our inventory and plan for future expenses, our results of operations could be adversely affected.

We base our current and future inventory needs and expense levels on our operating forecasts and estimates of future demand. To ensure adequate inventory supply, we must be able to forecast inventory needs and expenses and place orders sufficiently in advance with our suppliers and manufacturers, based on our estimates of future demand for particular products. Our ability to forecast demand for our products has from time to time been, and will continue to be, affected by various factors, including unanticipated changes in general market conditions, economic conditions or consumer confidence in future economic conditions and geopolitical conditions, including as a result of changes in global trade policy. Failure to accurately forecast demand has in the past, and may in the future, result in inefficient inventory supply or increased costs. This risk may be exacerbated by the fact that we may not carry a significant amount of inventory and may not be able to satisfy short-term demand increases. In addition, if we experience increased shipping times from our suppliers and manufacturers and/or production disruptions, we may experience a shortage of products available for sale. Alternatively, if we advance the timing of inventory shipments to mitigate perceived freight transit time volatility and/or sales below our expectations, we may experience excess inventory levels. For example, faster than anticipated ocean freight transit times following our decision to increase weeks of supply during periods of ocean freight transit time volatility, and sales below our expectations as a result of inflationary pressure on consumer spending, have from time to time resulted in increased levels of inventory on hand, which has from time to time resulted in increased storage needs and costs.

We also routinely monitor and recognize excess or obsolete inventory write-off charges when appropriate, and inventory levels in excess of customer demand may result in inventory write-downs or write-offs, which would negatively impact our results of operations. For example, in the fourth quarter of 2025, we recorded an inventory write-off in the amount of $5.6 million arising from aged and obsolete inventory. Inventory levels in excess of customer demand may also result in increases in donations by us or the sale of excess inventory at discounted prices, some of which have occurred from time to time and which could cause our gross margin to suffer or impair the strength and premium nature of our brand.

Lower than forecasted demand could also result in excess manufacturing capacity or reduced manufacturing efficiencies, which could result in lower margins. Conversely, if we underestimate customer demand, our suppliers and manufacturers may not be able to deliver products to meet our requirements, and we may be subject to higher costs in order to secure the necessary production capacity or we may incur increased shipping costs. An inability to meet customer demand and delays in the delivery of our products to our customers could result in reputational harm and damaged customer relationships and have an adverse effect on our business, financial condition and results of operations.

Moreover, while we devote significant attention to forecasting efforts, the volume, timing, value and type of orders we receive are inherently uncertain. In addition, we cannot be sure the same growth rates, trends and other key performance metrics are meaningful predictors of future growth. Our business, as well as our ability to forecast demand, is also affected by changes in general domestic and global economic, business and geopolitical conditions, including inflationary pressures, tariffs and other trade barriers, and the degree of customer confidence in future economic conditions, and we anticipate that our ability to forecast demand due to these types of factors will be increasingly affected by conditions in international markets. A significant portion of our expenses is fixed, and as a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected shortfall in net revenues. Any failure to accurately predict net revenues or gross margins could cause our operating results to be lower than expected, which could adversely affect our financial condition.

Consumer confidence, shopping behavior and spending have been and may continue to be negatively impacted by factors beyond our control, including supply chain disruptions, inflation, tariffs, high interest rates, fear of recession or entry into a recession, geopolitical tensions and military conflicts, and healthcare workforce-related stress, which may adversely affect our business, financial condition and results of operations.

Macroeconomic conditions may adversely affect our business. While we believe our business is largely resistant to recessionary pressures due to the largely non-discretionary nature of scrubwear, consumer spending may decline if general economic conditions deteriorate, and demand for our products from time to time has been and may continue to be adversely affected. Significant risks and uncertainty in the global economy have emerged as a result of government policy decisions and geopolitical tensions, such as Russia's invasion of Ukraine and conflict in the Middle East, which have resulted in significant macroeconomic consequences. These have included increased fuel and energy prices and depressed financial markets from time to time, and as a result consumer behavior, confidence and spending patterns have been affected and may continue to be negatively impacted in the future. Other factors affecting consumers' spending levels include, among others: high interest rates, the size and timing of federal stimulus programs, wages, levels of employment, inflation, recession and fears of recession or depression or entry into a recession or depression, housing costs, energy costs, income tax rates, tariffs, such as those implemented by the United States in recent years, financial market fluctuations, consumer perceptions of personal well-being and security, availability of consumer credit and consumer debt levels, and consumer confidence in future economic conditions.

Moreover, our success depends in part on the condition of the healthcare workforce. There have been reports of elevated fatigue and stress among workers in the healthcare industry, which we believe may have impacted customer purchasing behavior from time to time. As a replenishment-driven healthcare apparel brand, demand for our products may be impacted by healthcare workforce-related stress, including if the number of employed healthcare workers were to decline.

These factors and their impact on our customers' spending behavior have from time to time impacted, and we expect some of these to continue to impact in the future, the demand for our products, as well as our business, financial condition and results of operations.

Our reliance on a limited number of third-party suppliers to provide materials for and produce our products could cause problems in our supply chain and subject us to additional risks.

We rely on a global network of third-party suppliers to manufacture our raw materials, product components and products, and our raw materials, product components and products may be available, in the short-term, from a limited number of sources. While we currently utilize sourcing agent services to identify potential suppliers and manufacturers and to help manage such relationships, we choose not to enter into long-term contracts with any of our suppliers or manufacturers for the production and supply of our raw materials, product components and products, and typically transact business with our suppliers on an order-by-order basis. We also compete with other companies for raw materials, product components and production.

Our supply chain consists of a diversified network of global production partners spread across multiple continents. We source the vast majority of the fabrics used in our products from a limited number of suppliers in China, and we source the other raw materials and product components used in our products from suppliers located predominantly in the Asia

Pacific region. We then work with manufacturing partners to produce our products in facilities located in Southeast Asia, the Middle East, China and South America. During the year ended December 31, 2025, the production of our finished goods was divided approximately evenly between suppliers in Vietnam and Jordan, and limited production also occurred in China and Peru. We continuously work to strengthen our sourcing and manufacturing capabilities, which from time to time includes diversifying manufacturing operations geographically and strategically refining our manufacturing base into high-quality manufacturing partners to improve product quality and consistency. We have also implemented, and plan to continue to implement as needed, various mitigation strategies in response to the sustained elevated U.S. tariff levels, which have included, and may in the future again include, adjusting the countries from which we source our products and renegotiating prices with suppliers, but we cannot be certain how effective these measures will be over the long term. These efforts may also subject us to additional risks and costs, which may adversely impact our results of operations in the short term.

We may experience a disruption in the supply of fabrics, raw materials or product components from current sources, and we may be unable to locate alternative materials suppliers of comparable quality at an acceptable price, or at all. In addition, if we experience significantly increased demand, or if we need to replace or discontinue our relationship with an existing supplier or manufacturer, which has occurred from time to time, we may be unable to locate additional suppliers of fabrics, raw materials or product components or additional manufacturing capacity on terms that are acceptable to us, or at all, or we may be unable to locate any supplier or manufacturer with sufficient capacity to meet our requirements or to fill our orders in a timely manner. Identifying a suitable supplier is an involved process that requires us to become satisfied with its quality control, responsiveness and service, financial stability and labor and other ethical practices. Even if we are able to expand existing or find new manufacturing or fabric sources, we may encounter delays in production and added costs as a result of the time it takes to train our suppliers and manufacturers in our methods, products, and quality control standards. In addition, a dispute with, or disruption at, a significant third-party supplier or service provider, which has occurred from time to time, may impact our ability to produce, sell or fulfill our products. Our failure or inability to obtain alternate capabilities in a timely manner or on satisfactory terms could have an adverse effect on our business, financial condition and results of operations.

Our supply of fabric or the manufacture of our products could also be disrupted or delayed by the impact of global conflict or war, such as the ongoing conflict in Ukraine and the Middle East. Our supply of fabric or the manufacture of our products could also be, and from time to time has been, disrupted or delayed by the impact of pandemics, and the related government and private sector responsive actions, such as border closures, restrictions on product shipments and travel restrictions. As a result of these and other supply chain challenges, we from time to time contended, and may again contend with, delays receiving finished products from our manufacturers, reduced ability to keep certain products in stock and interrupted product and color launch schedules. In order to manage the impact of these disruptions and meet our customers' expectations, we from time to time shipped goods earlier when possible, adjusted shipments to alternate origin and destination ports to avoid delays and used faster but more expensive air freight. We may from time to time need to continue to use more expensive air freight, which has in the past and may in the future increase our cost of goods sold. Any delays, interruption or increased costs in the supply of fabric or the manufacture of our products, or extended period of global supply chain disruption, could have an adverse effect on our ability to meet customer demand for our products and result in lower net revenues, increased cost of goods sold and lower net income from operations, both in the short and long term.

Moreover, our suppliers have from time to time manufactured, and may in the future manufacture, products that fail to comply with our technical specifications or that fail to conform to our quality control standards. Under these circumstances, unless we are able to obtain replacement products in a timely manner, we risk the loss of net revenues resulting from the inability to sell those products and related increased administrative and shipping costs, as well as potential inventory write-offs and/or increased fees in connection with additional inspections of our products, which have occurred from time to time. Additionally, if the unacceptability of our products is not discovered until after such products are purchased by our customers, our customers could lose confidence in our products, and our business and brand could be harmed.

Our ability to source and distribute our products, including our ability to do so profitably, is impacted by global trade policy.

The United States and the countries in which our products are produced or sold internationally have imposed and may impose additional quotas, duties, tariffs or other restrictions or regulations, or may adversely adjust prevailing quota, duty or tariff levels. Countries impose, modify and remove tariffs and other trade restrictions in response to a diverse array of factors, including global and national economic and political conditions, which make it impossible for us to predict future developments regarding tariffs and other trade restrictions.

The United States has announced and implemented changes to U.S. trade policy in recent years, including increasing tariffs on imports, in some cases significantly, and potentially modifying or terminating existing trade agreements, which, in certain instances, has prompted retaliatory trade measures by other countries. These measures have increased our product costs. The changes to U.S. trade policy and the tariff environment have also been dynamic, unpredictable and subject to ongoing modification. For example, in April 2025, the United States announced a new universal baseline tariff of 10% on all U.S. imports, plus additional country-specific tariffs applicable to certain trading partners, including Vietnam and Jordan. Since that announcement, tariff rates and effective dates have been adjusted on several occasions. In February 2026, the United States Supreme Court ruled that the use of the International Emergency Economic Powers Act ("IEEPA") to impose tariffs was not permitted, invalidating a significant portion of tariffs that had been in effect since April 2025. While the ruling struck down the IEEPA-based tariffs, it does not address the Administration's ability to impose tariffs using other mechanisms. The Administration responded by invoking alternative mechanisms to impose a 10% global tariff and by expressing an intention to subsequently raise such tariff to 15%. The Administration also initiated trade investigations that could result in additional future tariffs.

The ruling, and the Administration's subsequent actions, have created substantial uncertainty regarding the tariff environment, including with respect to (i) whether and to what extent refunds will be issued for tariffs previously collected under IEEPA, (ii) the timing and scope of any new tariffs that may be imposed under alternative legal authorities and (iii) the potential for further legal challenges to any such tariffs. Any prolonged uncertainty or volatility in tariff policy could disrupt our supply chain planning, increase our costs and adversely affect our ability to price our products competitively. Moreover, tariffs and other trade barriers, including those by other countries on the United States, could adversely impact demand for our products domestically and in international markets, which in turn could adversely affect our inventory levels. Given that substantially all of our products are currently manufactured outside of the United States, additional trade actions by the United States or other countries could further increase our product costs and harm our business, financial condition and results of operations.

We have implemented, and plan to continue to implement as needed, various mitigation strategies in response to the sustained elevated U.S. tariff levels, which have included, and may in the future again include, adjusting the countries from which we source our products and renegotiating terms with suppliers, but we cannot be certain how effective these measures will be over the long term. We have also increased prices on certain products, which could reduce the competitiveness of our products and adversely affect demand. If we fail to manage these dynamics successfully, net revenues, gross margin and profitability could be adversely affected.

Moreover, our products could be held for inspection by U.S. Customs and Border Protection ("CBP"), which has occurred from time to time, in connection with the U.S.'s trade restrictions related to the Xinjiang region of China, or for other reasons. Although we have not experienced material shipping delays as a result of such inspections, future inspections could cause material delays and unexpectedly affect our inventory levels. CBP has also in the past and may in the future challenge or disagree with our classification of our imports, or our valuation or country of origin determinations. While we haven't experienced material duty or tariff liabilities in such instances, such challenges could in the future result in material duty or tariff liabilities, including duties or tariffs on past imports, as well as penalties and interest.

Lastly, we cannot predict whether, and to what extent, there may be changes to international trade agreements, or whether, or to what extent, quotas, duties, additional tariffs, exchange controls or other restrictions will be changed or imposed by the United States or by other countries. Additional trade restrictions, including tariffs, quotas, export controls, trade sanctions, embargoes, safeguards and customs restrictions implemented by the United States or other countries, in connection with a trade war or otherwise could increase the cost or reduce the supply of products available to us or may require us to modify our supply chain organization or other current business practices, any of which could harm our business, financial condition and results of operations. A trade war could also have a significant adverse effect on world trade and the world economy. Uncertainty surrounding international trade policy and regulations as well as disputes and protectionist measures could also have an adverse effect on consumer confidence and spending.

Merchandise returns could harm our business.

We allow our customers to return our products, subject to our return policy. We generally accept merchandise returns for full refund or exchange within 30 days of the original purchase date. Our net revenues are reported net of returns and discounts. We estimate our liability for product returns based on historical return trends and an evaluation of current economic and market conditions. We record the expected customer refund liability as a reduction to revenue, and the expected inventory right of recovery as a reduction of cost of goods sold. The introduction of new products, changes in customer confidence or shopping habits or other competitive and general economic conditions could cause actual returns to exceed our estimates. If actual return costs differ from previous estimates, the amount of the liability and corresponding revenue are adjusted in the period in which such costs occur. In addition, from time to time, our products may be damaged in transit, which can also increase return rates. Returned goods may also be damaged prior to or in connection with the return process, which can and has from time to time impeded our ability to restock and resell returned goods. Competitive pressures could cause us to alter our return policies or our shipping policies, which could result in an increase in damaged products and an increase in product returns. If the rate of product returns increases significantly or if product return economics become less efficient, our business, financial condition and results of operations could be harmed.

The fluctuating cost and availability of raw materials could cause our business, financial condition and results of operations to suffer.

We have from time to time experienced, and may in the future experience, fluctuations in the cost and availability of raw materials used in our products for reasons beyond our control. For example, our core scrubs fabric includes synthetic fabric, the components of which may experience price fluctuations. We have also from time to time seen increases in the cost of cotton, which we use in certain of our non-scrubwear products. Our costs for raw materials are affected by, among other things, weather, customer demand, high interest rates, inflation, geopolitical tensions, volatility in the commodities market, the relative valuations and fluctuations of the currencies of producer versus customer countries and other factors that are generally unpredictable and beyond our control.

In addition, the U.S. government's presumptive import ban on materials mined, produced, or manufactured wholly or in part in the Xinjiang region of China, the source of a large portion of certain raw materials, including cotton and rayon, from time to time has impacted and may in the future impact global prices and availability of raw materials from which some of our products are made. Furthermore, the United States has in recent years imposed additional tariffs on products manufactured in China. Although we do not import raw materials or product components to the United States from China directly, these tariffs may lead to increases in market costs for certain raw materials and components generally, further exacerbating price volatility and supply chain disruptions. Increases in the cost of raw materials or unavailability of raw materials, including as a result of current or future tariffs, could adversely affect our cost of goods sold, business, financial condition and results of operations.

The operations of many of our suppliers and manufacturers are subject to additional risks that are beyond our control and that could harm our business, financial condition and results of operations.

Substantially all of our suppliers and manufacturers are located outside of the United States, and as a result, we are subject to risks associated with doing business abroad, including:

- the imposition of new laws, regulations and executive orders, including those relating to our due diligence and disclosure of our supply chain as well as sustainability, labor conditions, quality and safety standards, imports, duties, tariffs and other trade barriers, taxes and other charges on imports, as well as trade restrictions and restrictions on currency exchange or the transfer of funds;

- political unrest, conflict or war, such as Russia's invasion of Ukraine and conflict in the Middle East, terrorism, labor disputes and economic instability resulting in the disruption of trade from foreign countries in which our products are manufactured, and geopolitical tensions or conflicts affecting global trade or resulting in trade barriers or disputes among countries;

- reduced protection for intellectual property rights, including trademark protection, in some countries, particularly in China;

- disruptions or delays in shipments across our supply chain, whether due to port congestion, labor disputes, product regulations and/or inspections or other factors, natural disasters, including in connection with climate change, or health pandemics, or other transportation disruptions; and

- the impact of health conditions and related government and private sector responsive actions, and other changes in local economic conditions in countries where our manufacturers, suppliers or customers are located.

These and other factors beyond our control could interrupt our suppliers' production in offshore facilities, influence the ability of our suppliers to export our products cost-effectively or at all and inhibit our suppliers' ability to procure certain materials, any of which could harm our business, financial condition and results of operations.

Any failure by us or our suppliers or manufacturers to comply with product safety, labor or other laws, provide safe conditions for our or their workers or use or be transparent about ethical business practices may damage our reputation and brand and harm our business.

We are committed to supporting our communities around the globe. Operating with compassion and integrity is core to our values, which makes our reputation sensitive to allegations of unethical or improper business practices, whether real or perceived. The failure, or alleged failure, of any of our suppliers or manufacturers to provide safe and humane factory conditions and oversight at their facilities could damage our reputation and brand, result in legal claims against us or cause us to seek alternate suppliers or manufacturers. For example, previously there were allegations relating to the working conditions at our Jordanian supplier, and as a result, we worked with that supplier to put measures in place that are consistent with our high standards. We also continue to shift some production to other countries as part of our supply chain strategy. These supply chain decisions may subject us to additional costs and challenges, which could adversely affect our business, financial condition and results of operations.

We do not control our suppliers and manufacturers or their business, and they may not comply with our guidelines or applicable law. Moreover, while we rely on our manufacturers' and suppliers' compliance reporting as well as contractual provisions in our vendor manual in order to comply with regulations applicable to our products, expectations of ethical business practices continually evolve and may be substantially more demanding than applicable legal requirements. The products we sell are also subject to regulation by the Federal Consumer Product Safety Commission, the Federal Trade Commission and similar state and international regulatory authorities. Product safety, labeling and licensing concerns may require us to voluntarily remove selected merchandise from our inventory. Such recalls or voluntary removal of merchandise can result in, among other things, lost sales, diverted resources, potential harm to our reputation and increased customer service costs and legal expenses, which could adversely affect our results of operations. Moreover, failure of our suppliers or manufacturers to comply with applicable laws and regulations and contractual requirements could lead to litigation against us or cause us to seek other vendors, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations.

Ethical business practices are also driven in part by legal developments and by groups active in publicizing and organizing public responses to perceived ethical shortcomings. For example, there are varying expectations across jurisdictions that companies monitor the environmental and social performance of their suppliers, including compliance with a variety of labor practices, as well as consider a wider range of potential environmental and social matters, including the end-of-life considerations for products. While we have taken efforts to assess our suppliers, expectations on these matters are evolving rapidly. Compliance can be costly and, in certain cases, require us to design supply chains to avoid certain regions altogether. Failure to comply with such regulations can result in fines, reputational damage, denial of import for our products, or otherwise adversely impact our business. In addition to evaluating the substance of companies' practices, such groups also often scrutinize companies' transparency as to such practices and the policies and procedures they use to ensure compliance by their suppliers and other business partners. If we do not meet the transparency standards expected by parties active in promoting ethical business practices, we may attract negative publicity, regardless of whether the actual labor and other business practices adhered to by us and our independent manufacturers are consistent with ethical business practices. Such negative publicity could harm our brand image, business, financial condition and results of operations.

We conduct business in China, which exposes us to risks inherent in doing business there.

We source raw materials and product components from, and conduct limited manufacturing in, the People's Republic of China. We also sell our products to customers in China and use Chinese-owned social media and payment platforms to market to and transact with customers inside China. Doing business in China and using Chinese-owned social media and payment platforms as tools for marketing, messaging and transacting with customers in China exposes us to political, legal and economic risks in China and elsewhere. In particular, the political, legal and economic climate in China is fluid and unpredictable. Our ability to do business in China may be adversely affected by changes in United States and Chinese laws, regulations and executive orders, including those related to taxation, import and export tariffs and restrictions, custom duties, social media, economic sanctions and export controls, environmental regulations, land use rights, intellectual property, currency controls, network security, employee benefits, hygiene supervision, consumer protection and other matters. For example, in recent years the United States imposed new tariffs on products manufactured in China and China has imposed retaliatory tariffs on the United States. While the U.S. tariffs on China only affect a small portion of our imports and we currently do not anticipate material impacts from China's retaliatory tariffs, trade regulations are continuously evolving and we cannot predict additional near-term changes in global trade policy. Additional tariffs, future trade barriers or adverse changes in applicable laws could increase our costs or otherwise adversely affect our business, financial condition and results of operations.

Moreover, the U.S. government has in the past implemented restrictions, and may implement further restrictions, which affect conducting business with certain Chinese companies. Continued changes in the relationship between the United States and China, including any new restrictions imposed on U.S. companies that do business in China or other changes that lead to restrictions on our ability to do business in China, may impact our ability to receive raw materials or finished goods from our third-party suppliers. If our vendors are unable to obtain raw materials or finished goods from the countries where we or they wish to purchase them, either because of such regulatory changes or for any other reason, or if the cost of doing so should increase, our business, financial condition and results of operations could be adversely affected.

Certain legacy trade restrictions related to the Xinjiang region of China could also impact our business. The U.S. Government has taken several steps to address forced labor concerns in the Xinjiang Uyghur Autonomous Region of China, including sanctions on specific entities and individuals; withhold release orders ("WROs") issued by CBP that prohibit the entry of imports of certain items from Xinjiang; and the Uyghur Forced Labor Prevention Act, which imposes a rebuttable presumption against U.S. imports of any items from Xinjiang and specifically targets the cotton and apparel industry as high-priority sectors for enforcement. We do not intentionally source any products or materials from the Xinjiang region (either directly or indirectly through our supply chain) and we prohibit our suppliers and manufacturers from doing business with or sourcing from any company or entity located in China's Xinjiang region. However, the presumptive ban on virtually all imports from that region has from time to time affected and could in the future affect the global sourcing and availability of raw materials, such as cotton and rayon, used in the manufacturing of certain of our products and/or lead to our products being held for inspection by CBP and delayed, which has occurred from time to time, or rejected for entry into the United States, which could unexpectedly affect our inventory levels, result in other supply chain disruptions, or cause us to be subject to penalties, fines or sanctions. Even if we were not subject to penalties, fines or sanctions, if products we source are linked in any way to the Xinjiang region, our reputation could be harmed. If our vendors are unable to obtain raw materials or finished goods from the countries where we or they wish to purchase them, either because of such regulatory changes or for any other reason, or if the cost of doing so should increase, or any new restrictions imposed on U.S. companies that do business in China or other changes that lead to restrictions on our ability to do business in China, including near-term changes in global trade policy and additional tariffs or future trade barriers our business, financial condition and results of operations could be adversely affected.

In addition, with the rapid development of the Chinese economy, the cost of labor has increased and may continue to increase and our manufacturers and suppliers may be unable to find a sufficient number of qualified workers due to the competitive market for skilled labor in China. If the labor costs of our third-party suppliers and manufacturers increase significantly, our business, financial condition and results of operations could be adversely affected.

Our ability to operate in China may also be adversely affected by epidemics or pandemics. For example, China from time to time has, and in the future may again, enforce broad lockdowns in response to pandemics or epidemics, which has affected, and may in the future affect, our third-party suppliers' and manufacturers' ability to timely deliver raw materials, product components and products to us.

Finally, the third parties we rely on in China may disclose our confidential information or intellectual property to competitors or third parties, which could result in the illegal sale of counterfeit versions of our products. If any of these events occur, our business, financial condition and results of operations could be adversely affected.

We may be unable to execute on our B2B growth strategy.

Part of our business strategy involves increasing sales through our TEAMS channel. In so doing, we have established a strategic sales team and are enhancing our B2B infrastructure. There are significant expenses and risks involved with establishing these capabilities, including our ability to hire, retain and appropriately incentivize qualified individuals, generate sufficient sales leads, provide adequate training to sales personnel, grow our customer base and effectively manage a sales team. Additionally, our TEAMS business faces challenges such as longer sales cycles, the need to establish and maintain strong relationships with key decision-makers, and the potential for significant customer concentration within the TEAMS business. We must also negotiate favorable contract terms, which can be resource-intensive and time-consuming. Any failure or delay in the development of our internal sales capabilities, or our inability to generate sufficient sales leads, could impact our ability to scale our TEAMS business, which would have an adverse effect on our business, financial condition and results of operations.

We may be unable to execute on our retail growth strategy.

Our retail presence is an important part of our business strategy and we believe that a physical presence helps raise brand awareness and complements our online experience, offering customers an expanded omni-channel buying experience. We currently operate five retail stores across the United States and plan to open additional retail stores in the future. In so doing, we have entered into, and may in the future again enter into, long-term leases before we know whether our retail strategy or a particular geography will be successful. We also face a number of challenges in opening stores, including locating retail space with a cost and geographic profile that will allow us to operate in highly desirable shopping locations, hire in-store talent and expand our operations in a cost-effective manner, as well as potential design, construction or inspection delays. Even if we are able to secure attractive retail locations, the opening of new stores brings operational challenges. In opening stores, we must also provide our customers with a consistent experience, which presents additional challenges. Our stores may also be the target of theft or experience property damage. Any such incidents may result in a disruption to our retail operations and significant costs if not covered by our insurance policies.

In addition, operating retail stores creates supply chain, merchandising and pricing challenges, as we must select the right product mix for each individual store while managing inventory and maintaining fulfillment center infrastructure that appropriately supplies our stores. There can also be no assurance that our retail stores will achieve or maintain sales and profitability levels that justify the required investments. In addition, the failure of our retail stores to achieve acceptable results could lead to unplanned store closures and/or impairment and other charges. If this occurs, or if we are not able to manage or execute on our retail growth strategy, or if consumers are not receptive to the products, design layout, or visual merchandising in our stores, our business, financial condition and results of operations may be adversely affected.

Opening retail stores also subject us to costs and risks related to compliance with labor and employment laws. We may face significant exposure to changes in laws governing our relationships with our workforce, including wage and hour laws and regulations, fair labor standards, minimum wage requirements, overtime pay, unemployment tax rates, union protections, workers' compensation rates, pension contributions, citizenship requirements and payroll taxes, which could cause our business, financial condition and results of operations to be adversely affected. These laws also change frequently, exist at federal, state, and local levels, and may be difficult to interpret and apply. There is also a risk of potential claims related to discrimination and harassment, health and safety, wage and hour laws, criminal activity, personal injury, and other claims, any of which could have an adverse effect on our business, financial condition and results of operations.

Increases in labor costs, including wages, could adversely affect our business, financial condition and results of operations.

Labor is a significant portion of our cost structure and is subject to many external factors, including unemployment levels, inflation, prevailing wage rates, minimum wage laws, immigration laws and policies, potential collective bargaining arrangements, health insurance costs and other insurance costs and changes in employment and labor legislation or other workplace regulation. From time to time, legislative proposals are made to increase the federal minimum wage in the United States, as well as the minimum wage in California and a number of other states and municipalities, and to reform entitlement programs, such as health insurance and paid leave programs. As minimum wage rates increase, related laws and regulations change, or inflationary or other pressures increase wage rates, we and our partners may need to increase not only the wage rates of minimum wage employees, but also the wages paid to other hourly or salaried employees. For example, hourly wages for employees of third-party logistics providers have from time to time increased as a result of inflationary pressures, and may in the future increase further, which could adversely impact our fulfillment costs. Any increase in the cost of our or our third-party partners' labor could have an adverse effect on our business, financial condition and results of operations.

Increases in labor costs could also force us to increase prices, which we have done on certain products and which could adversely impact our sales. If competitive pressures or other factors prevent us from offsetting increased labor costs by increases in prices, our profitability may decline and could adversely affect our business, financial condition and results of operations. In addition, the job markets in Southern California, where our principal offices and the majority of our employees are located, and in Goodyear, Arizona, where our fulfillment center is located, are very competitive. If prevailing rates are driven higher by market forces or otherwise but we fail to pay such higher wages, we could suffer increased employee turnover, adversely affecting our business. While none of our employees is currently covered by a collective bargaining agreement, any attempt by our employees to organize a labor union could also result in increased legal and other associated costs.

A significant portion of our products are produced in Asia, with some of our products produced in China. Increases in the costs of labor and other costs of doing business in these regions could also increase our costs to produce our products and could have a negative impact on our operations and earnings. Factors that could negatively affect our business include a potential significant revaluation of the currencies used in these countries, which may result in an increase in the cost of producing products, labor shortage and increases in labor costs, and difficulties and additional costs in transporting products manufactured from these countries. Also, the imposition of trade sanctions or other regulations against products imported by us from, or the loss of "normal trade relations" status with, any country in which our products are manufactured, could significantly increase our cost of products and harm our business.

Additionally, as we expand into new international markets, we will be subject to a variety of foreign laws and regulations regarding employment, labor, and workplace practices, which may differ significantly from those in the United States. These may include requirements related to minimum wages, working conditions, overtime pay, collective bargaining, and other employment standards. We may also face increased competition for talent, labor shortages, and wage inflation in certain markets, which could increase our operating costs. Failure to comply with applicable labor and employment laws in international jurisdictions could result in legal claims, penalties, or reputational harm. Additionally, managing a geographically dispersed workforce requires additional resources and could increase our operational complexity.

Our sales and profitability may decline if product costs increase or selling prices decrease.

Our business is subject to pressure on costs and pricing caused by many factors. For example, from time to time, our gross margin has been impacted by higher freight costs, which we believe was as a result of inflation due, in part, to global supply chain disruptions. We continue to monitor the impact of inflation on raw materials, freight, labor, rent, and other costs in order to minimize its effects. A high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general, and administrative expenses as a percentage of net revenues if we are unable, or choose not to, increase the selling prices of our products in proportion with these increased costs.

Competition, constrained sourcing capacity and related inflationary pressure and pressure from customers to reduce the prices we charge for our products and changes in customer demand, among other factors, also impact our costs and pricing strategy. These factors may cause us to experience increased costs while also causing us to reduce prices. If we were to increase prices in response to increased costs, which we have done on certain products, we may experience reduced sales. Any of the foregoing could cause our operating margin to decline if we are unable to offset these factors with reductions in operating costs and could adversely affect our business, financial condition and results of operations.

If we do not successfully optimize, operate and manage the expansion of the capacity of our fulfillment operations, our business, financial condition and results of operations could be harmed.

We rely on our sole fulfillment center in Goodyear, Arizona, which is leased by us and operated by a third-party logistics provider, for all of our product distribution. We also may open additional facilities in the future as our business expands. As we continue to add fulfillment capabilities, technology, warehouse capabilities and space, product categories with different fulfillment requirements or change the mix in products that we sell, our fulfillment network has and will become increasingly complex and operating it will become more challenging. Moreover, the expansion of fulfillment operations could result in significantly increased costs, expenses and/or shipping times, disruptions and complications related to inventory planning and product launch schedules, impeded customer service and reduced sales. The expansion of our fulfillment capacity from time to time has also put pressure on our managerial, financial, operational and other resources, as well as temporarily affected shipping times, caused shipping disruptions and resulted in increased costs. We cannot assure you that we will be able to locate additional suitable facilities on commercially acceptable terms in accordance with our expansion plans, nor can we assure you that we will be able to recruit qualified managerial and operational personnel to support our expansion plans. In addition, we may be required to further expand our capacity sooner than we anticipate. If we are unable to secure new facilities for the expansion of our fulfillment operations, recruit qualified personnel to support any such facilities or effectively control expansion-related expenses, our order fulfillment and shipping times may be delayed and our business, financial condition and results of operations could be adversely affected.

If we cannot maintain our culture as we grow, we could lose the innovation, teamwork and passion that we believe contribute to our success and our business may be harmed.

We believe that a critical component of our success has been our corporate culture. We have invested substantial time and resources in building our culture, which is rooted in passion, purpose and innovation. As we continue to grow, including geographically expanding our presence outside of our headquarters in Santa Monica, California, and maintaining the infrastructure associated with being a public company, we will need to continue to maintain our culture among a larger number of employees, dispersed across various geographic regions. Any failure to preserve our culture could negatively affect our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

Our credit agreement contains restrictive covenants that may limit our operating flexibility.

Although we have no outstanding borrowings under our existing credit facility, our credit agreement contains restrictive covenants that, among other things, limit our ability to transfer or dispose of assets, merge with other companies or consummate certain changes of control, acquire other companies, incur additional indebtedness and liens and enter into new businesses. We therefore may not be able to engage in any of the foregoing transactions unless we obtain the consent of the lender or terminate the credit agreement, which may limit our operating flexibility. In addition, our credit agreement is secured by all of our assets and requires us to satisfy certain financial covenants. There is no guarantee that we will be able to generate sufficient cash flow or sales to meet these financial covenants or pay the principal and interest when due under our credit facility. Furthermore, there is no guarantee that future working capital, borrowings or equity financing will be available to repay or refinance any such debt. Any inability to comply with the terms of our credit agreement, including failing to make scheduled payments or to meet the financial covenants, would adversely affect our business. See the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for additional information regarding the terms of our existing credit agreement.

A downturn in the economy may adversely affect our business.

We believe that due to the largely non-discretionary nature of healthcare apparel, our business is largely resistant to recessionary pressures. However, due to our limited operating history, we have not experienced a sustained recessionary period and therefore cannot predict the effect on our sales and profitability of a prolonged downturn in the economy. Our customers are not immune to macroeconomic pressures and we believe such pressures, including high inflation, impacts the demand for our products. It is possible that a prolonged downturn in the economy in markets in which we sell our products may harm our business, financial condition and results of operations.

We may seek to grow our business through acquisitions of, or investments in, new or complementary businesses, facilities, technologies or products, or through strategic alliances, and the failure to manage these acquisitions, investments or alliances, or to integrate them with our existing business, could adversely affect us.

From time to time, we acquire or make investments in new or complementary businesses, facilities, technologies, offerings or products, or enter into strategic alliances, that may enhance or augment our capabilities, expand our outsourcing and supplier network, complement our current products or services or expand the breadth of our markets. Acquisitions, investments and other strategic alliances involve numerous risks, including:

- problems integrating the acquired business, facilities, technologies or products, including issues maintaining uniform standards, procedures, controls, policies and culture;

- unanticipated costs associated with acquisitions, investments or strategic alliances;

- diversion of management's attention from our existing business;

- adverse effects on existing business relationships with suppliers, outsourced manufacturing partners and other third parties;

- risks associated with entering new markets in which we may have limited or no experience;

- potential loss of key employees of acquired businesses; and

- increased legal and accounting compliance costs.

We may be unable to identify acquisitions or strategic relationships we deem suitable. Even if we do, we may be unable to successfully complete any such transactions on favorable terms or at all, or to successfully integrate any acquired business, facilities, technologies or products into our business or retain any key personnel, suppliers or customers. These efforts could be expensive and time-consuming and may disrupt our ongoing business and prevent management from focusing on our operations. If we are unable to identify suitable acquisitions or strategic relationships, or if we are unable to integrate any acquired businesses, facilities, technologies and products effectively, our business, financial condition and results of operations could be adversely affected.

Certain of our key operating metrics are subject to inherent challenges in measurement, and any real or perceived inaccuracies in our metrics or the underlying data may cause a loss of investor confidence in such metrics and the market price of our Class A common stock may decline.

We track certain key operating metrics using internal data analytics tools, which have certain limitations. In addition, we rely on data received from third parties, including third-party platforms, to track certain performance indicators, and we may be limited in our ability to verify such data. In addition, our methodologies for tracking metrics may change over time, which could result in changes to the metrics we report. If we undercount or overcount performance due to the internal data analytics tools we use or issues with the data received from third parties, or if our internal data analytics tools contain algorithmic or other technical errors, the data we report may not be accurate or comparable with prior periods. In addition, limitations, changes or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer-term strategies. If our performance metrics are not, or are not perceived to be, accurate representations of our business, if we discover material inaccuracies in our metrics or the data on which such metrics are based, or if we can no longer calculate any of our key performance metrics with a sufficient degree of accuracy, investors could lose confidence in the accuracy and completeness of such metrics, which could cause the price of our Class A common stock to decline.

We may incur losses from fraud.

We have occasionally in the past incurred, and may in the future incur, losses from various types of fraud, including stolen credit card numbers, claims that a customer did not authorize a purchase and merchant fraud. As a general matter, we are liable for fraudulent credit card transactions. Although we have measures in place to detect and reduce the occurrence of fraudulent activity on our digital platform, those measures may not always be effective. In addition to the direct costs of such losses, if the fraud is related to credit card transactions and becomes excessive, it could potentially result in us paying higher fees or affecting our ability to accept credit cards for payment. Our failure to adequately prevent fraudulent transactions could damage our reputation, result in litigation or regulatory action and lead to expenses that could substantially impact our operating results.

Additionally, we have occasionally in the past been, and may in the future be, subject to fraudulent purchases by individuals or organizations purchasing our products in bulk with the intention of unlawfully reselling such products. We have also in the past been the target of, and may in the future be the target of, fraudulent websites with similar domain names or content to our website, that attempt to unlawfully divert our customer traffic to such fraudulent websites to defraud our customers. While we have procedures in place to detect and prevent such practices, our failure to identify those activities may adversely affect our brand and reputation.

Our business may be affected by seasonality.

Unlike the traditional apparel industry, the healthcare apparel industry is generally not seasonal in nature. However, due to our general historical pattern of sequential growth, as well as our decision to conduct select promotions during the holiday season, we historically have generated a higher proportion of net revenues, and incurred higher selling and marketing expenses, during the fourth quarter of the year compared to other quarters, and these trends could continue.

Risks Related to Information Technology, Cybersecurity and Data Privacy

System interruptions that impair customer access to our website or other performance failures in our or our third-party vendors' technology infrastructure could damage our business, reputation and brand and substantially harm our business, financial condition and results of operations.

We rely on information technology networks, systems and services, and our website and mobile app (collectively, "IT Systems") to market and sell our products, manage a variety of internal and external business processes and activities and to comply with regulatory, legal and tax requirements. We depend on our IT Systems for digital marketing activities, for electronic communications among our personnel, customers, manufacturers and suppliers around the world, and for our warehousing and order fulfillment operations. We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and data, including risks heightened by the misuse of artificial intelligence. Our website, portions of which are run through a third-party backend engine and other IT Systems, including those integral to our warehousing and order fulfillment operations and some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures, computer viruses, attacks by computer hackers, telecommunication failures, user errors or catastrophic events. Our website and mobile app serve as an effective extension of our marketing strategies by exposing potential new customers to our brand, product offerings and enhanced content. Due to the importance of our IT Systems, we are vulnerable to downtime and other technical failures, which may be outside of our control. Further, any slow down or material disruption of our IT Systems, or the systems of our third-party service providers, or our website or mobile app has from time to time, and could in the future, disrupt our ability to track, record and analyze the products that we sell and could negatively impact our operations, shipment of goods, ability to process financial information and transactions, and our ability to receive and process customer orders or engage in normal business activities. Our third-party technology providers may also change their policies, terms or offerings from time to time, may fail to introduce new features and offerings that meet our needs as we expand, or may cease to provide services to us on favorable terms, or at all, which could require us to adjust how we use our IT Systems, including our website and mobile app, or switch to alternative third-party service providers which could be costly, cause interruptions and could ultimately adversely affect our business, financial condition and results of operations.

If our IT Systems, including those run by us or those of our third-party providers, suffer damage, disruption or shutdown and we or our third-party providers do not effectively resolve the issues in a timely manner, our business, financial condition and results of operations may be adversely affected, and we could experience delays in reporting our financial results. If our computer and communications hardware fail, or if we suffer an interruption or degradation of services, we could also lose customer data and miss order fulfillment deadlines, which could harm our business. Our IT Systems and operations are vulnerable to damage or interruption from fire, flood, power loss, telecommunications failure, terrorist attacks, cyberattacks, data loss, acts of war, break-ins, earthquake and similar events. Any failure or interruption of our IT Systems could harm our ability to serve our clients, which could adversely affect our business, financial condition and results of operations.

We also use complex custom-built proprietary software in our IT Systems. Our proprietary software may contain undetected errors or vulnerabilities, some of which may only be discovered after the software has been implemented in our production environment or released to end users. In addition, we seek to continually update and improve our software, and we may not always be successful in executing these upgrades and improvements, and the operation of our IT Systems may be subject to failure. We may experience slowdowns or interruptions in our website when we are updating it. For example, in the past we have experienced minor slowdowns while updating our website. Moreover, new technologies or infrastructures may not be fully integrated with existing IT Systems on a timely basis, or at all. Any errors or vulnerabilities discovered in our software after commercial implementation or release could result in damage to our reputation, loss of customers, disruption to our eCommerce channels, loss of revenue or liability for damages, any of which could adversely affect our business, financial condition and results of operations.

Additionally, if we expand our use of third-party services, including cloud-based services, our IT Systems may be subject to increased risk of slowdown or interruption as a result of integration with such services and/or failures by such third parties, which are out of our control. Our net revenues depend on the number of visitors who shop on our website and mobile app and the volume of orders we can handle. Unavailability of our website or mobile app or reduced order fulfillment performance would reduce the volume of goods sold and could also adversely affect customer perception of our brand. We may experience periodic system interruptions from time to time. In addition, continued growth in our transaction volume, as well as surges in online traffic and orders associated with promotional activities or seasonal trends in our business, place additional demands on our technology platform and could cause or exacerbate slowdowns or interruptions. If there is a substantial increase in the volume of traffic on our website or the number of orders placed by customers, we will be required to further expand, scale and upgrade our IT Systems. There can be no assurance that we will be able to accurately project the rate or timing of increases, if any, in the use of our website or mobile app or expand, scale and upgrade our IT Systems to accommodate such increases on a timely basis. In order to remain competitive, we must continue to enhance and improve the responsiveness, functionality, features and accessibility of our website, which is particularly challenging given the rapid rate at which new technologies, customer preferences and expectations and industry standards and practices are evolving in the eCommerce industry. Our or our third-party vendors' inability to continue to update, improve and scale our website or mobile app and the underlying technology infrastructure could harm our reputation and our ability to acquire, retain and serve our customers, which could adversely affect our business, financial condition and results of operations.

Further, we endeavor to continually upgrade existing IT Systems, and we may be required to implement new technologies or business applications in the future. The implementation of upgrades and changes requires significant investments. Our results of operations may be affected by the timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our IT Systems. In the event that it is more difficult for our customers to buy products from us on their mobile devices, or if our customers choose not to buy products from us on their mobile devices or to use mobile products that do not offer access to our website or mobile app, our customer growth could be harmed and our business, financial condition and results of operations may be adversely affected.

We must continue to expand and scale our IT Systems, including our security systems, and our failure to do so could adversely affect our business, financial condition and results of operations.

We will need to continue to expand and scale our IT Systems, personnel, security systems and practices to support recent and future growth. As such, we will continue to invest in and implement modifications and upgrades to our IT Systems and procedures. These activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, capital expenditures, additional administration and operating expenses, acquisition and retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time, the introduction of errors or vulnerabilities and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current IT Systems. These implementations, modifications and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. Additionally, difficulties with implementing new technology systems, delays in our timeline for planned improvements, significant system failures or our inability to successfully modify our IT Systems to respond to changes in our business needs may cause disruptions in our business operations and adversely affect our business, financial condition and results of operations.

Our business may be adversely affected if we are unable to provide our customers a cost-effective shopping platform that is able to respond and adapt to rapid changes in technology.

The number of people who access the internet through devices other than personal computers, including smartphones and portable computers, such as laptops and tablets, has increased dramatically in the past few years. The smaller screen size, functionality and memory associated with some alternative devices may make the use of our website and purchasing our products more difficult. The versions of our website and our mobile app developed for such alternative devices may not be compelling to customers. In addition, it is time consuming and costly to keep pace with rapidly changing and continuously evolving technology.

As existing mobile devices and platforms evolve and new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in adjusting and developing applications for changed and alternative devices and platforms, and we may need to devote significant resources to the redevelopment, support and maintenance of our website and mobile app. The timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our IT Systems and infrastructure serving website or mobile device users may affect our results of operations. If we are unable to attract customers to our websites through these devices or are slow to develop versions of our website or mobile app that are more compatible with alternative devices, or if our customers choose not to buy products from us on their mobile devices or use mobile products that do not offer access to our websites, we may fail to capture a significant share of customers in the medical apparel market, which could adversely affect our business. In addition, in the event that it is more difficult for our customers to buy products from us on their mobile devices, or if our customers choose not to buy products from us on their mobile devices or to use mobile products that do not offer access to our website or mobile app, our customer growth could be harmed and our business, financial condition and results of operations may be adversely affected.

Our customer engagement on mobile devices depends upon effective operation with mobile operating systems, networks, and standards that we do not control.

An increasing number of our customers purchase our products through our mobile app. We are dependent on the interoperability of our website and mobile app with popular mobile operating systems that we do not control, such as Android and iOS, and any changes in such systems that degrade the functionality of our digital offering could adversely affect the user experience of our website and mobile app on mobile devices. Additionally, in order to deliver a consistent shopping experience to mobile devices, it is important that our mobile app is designed effectively and works well with a range of mobile technologies, systems, networks, and standards that we do not control. App store license agreements are also generally not negotiable, and we must be responsive to changing requirements under those agreements. Further, we may not be successful in developing relationships with key participants in the mobile industry or in developing products that operate effectively with these technologies, systems, networks, or standards. In the event that it is more difficult for our customers to access and use our mobile app on their mobile devices or if our customers choose not to access or use our mobile app on their mobile devices or use mobile products that do not offer access to our platform, our sales and growth prospects could be adversely impacted.

If proprietary, confidential or sensitive information or personal data about our customers is disclosed, or if we or our third-party providers are subject to real or perceived cyberattacks, our customers may curtail use of our website or mobile app, we may be exposed to liability and our reputation could suffer.

Operating our business and platform involves the collection, storage, processing and transmission of proprietary and confidential data, as well as the personal information of our employees and customers (collectively, "Confidential Information"). Some of our third-party service providers, such as identity verification and payment processing providers, also regularly have access to customer data. In an effort to protect Confidential Information, we rely on a variety of security measures, including encryption and authentication technology licensed from third parties. However, advances in computer capabilities, increasingly sophisticated tools and methods used by hackers and cyber terrorists, new discoveries in the field of cryptography, machine learning, artificial intelligence or other developments may result in our failure or inability to adequately protect sensitive information. As a result, we may be unable to detect, investigate, remediate or recover from attacks or incidents, or to avoid an adverse impact to our IT Systems, Confidential Information or business.

Like other eCommerce companies, we (along with our supply chain partners and other third-party vendors) are vulnerable to hacking, malware, computer viruses, unauthorized access, phishing or social engineering attacks, ransomware and extortion-based attacks, credential stuffing attacks, denial-of-service attacks, bugs, misconfigurations, exploitation of software vulnerabilities and other real or perceived cyberattacks. Additionally, our workforce predominantly remains in a hybrid work environment, which has heightened the risk of these potential vulnerabilities. Cyberattacks are expected to accelerate on a global basis in frequency and magnitude as threat actors are becoming increasingly sophisticated in using techniques and tools. Any of these incidents could lead to interruptions or shutdowns of our platform, loss or corruption of data or unauthorized access to or disclosure of personal data or other sensitive information. Cyberattacks could also result in the theft of our intellectual property, damage to our IT Systems, operational disruptions, or disruption of our ability to make financial reports and other public disclosures required of public companies. There can also be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information.

We and our third-party vendors have from time to time been subject to cyber, phishing, social engineering, business email compromise and credential stuffing attacks in the past, none of which individually or in the aggregate has led to costs or consequences that have materially impacted our business; however, we and our third-party vendors may continue to be subject to such attacks and other cybersecurity incidents in the future. If we gain greater visibility, we may face a higher risk of being targeted by cyberattacks. Advances in computer capabilities, new technological discoveries or other developments may result in cyberattacks or other incidents becoming more sophisticated or obscure and more difficult to detect. We and our third-party service providers may not have the resources or technical sophistication to anticipate or prevent all such cyberattacks. Moreover, techniques used to obtain unauthorized access to systems change frequently and may not be known until launched against us or our third-party service providers. Security breaches can also occur as a result of non-technical issues, including intentional or inadvertent actions by our employees, our third-party service providers, or their personnel.

In addition, we and our third-party service providers may experience cyberattacks aimed at disrupting our and their services. If we or our third-party service providers experience, or are believed to have experienced, security breaches that result in marketplace performance or availability problems or the loss or corruption of, or unauthorized access to or disclosure of, personal data or confidential information, people may become unwilling to provide us the information necessary to make purchases on our website or mobile app. Existing customers may also decrease or stop their purchases altogether. Additionally, any adverse impact to the availability, integrity or confidentiality of our IT Systems or those of third-parties we rely on can result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, and/or significant incident response, system restoration or remediation and future compliance costs. While we maintain cyber and errors and omissions insurance coverage that covers certain aspects of cyber risks, these losses may not be adequately covered by insurance or other contractual rights available to us. The successful assertion of one or more large claims against us that exceed or are not covered by our insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have an adverse effect on our business, financial condition and results of operations.

The actual or perceived failure to comply with federal, state or foreign laws and regulations or our contractual obligations relating to data privacy, data protection, cybersecurity and consumer protection, or the expansion of current

or the enactment of new laws and regulations relating to data privacy, data protection, cybersecurity and consumer protection, could adversely affect our business and our financial condition.

We collect, store, maintain and otherwise process significant amounts of personal data relating to our customers, business partners and employees, and we face risks inherent in both handling large volumes of data and in protecting the security of such data. Our actual or perceived failure to comply with any federal, state or foreign laws and regulations, or applicable industry standards that govern or apply to our collection, use, retention, sharing and security of data, could result in enforcement actions that require us to change our business practices in a manner that may negatively impact our revenue, as well as expose ourselves to litigation, fines, civil and/or criminal penalties and adverse publicity that could cause our customers to lose trust in us, negatively impacting our reputation and business in a manner that harms our financial position.

In the United States, the Federal Trade Commission (the "FTC") and many state attorneys general are interpreting federal and state consumer protection laws to impose standards for the online collection, use, dissemination, and security of data. Such standards require us to publish statements that describe how we handle personal data and choices individuals may have about the way we handle their personal data. If such information that we publish is considered untrue or inaccurate, we may be subject to government claims of unfair or deceptive trade practices, which could lead to significant liabilities and consequences. Moreover, according to the FTC, violating consumers' privacy rights or failing to take appropriate steps to keep consumers' personal data secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. State consumer protection laws provide similar causes of action for unfair or deceptive practices. Further, privacy advocates and industry groups have regularly proposed and sometimes approved, and may propose and approve in the future, self-regulatory standards with which we must legally comply or that contractually apply to us.

In addition, many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to data privacy, data security, and data breaches. For example, California enacted the CCPA, which gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as statutory damages and a private right of action for data breaches that is expected to increase data breach litigation. The enactment of the CCPA has prompted other states to enact similar bills. For example, Virginia, Colorado, Oregon, Texas, Montana, Iowa, Utah and Connecticut also maintain comprehensive privacy laws, and several other states have passed comprehensive privacy laws that will take effect over the next few years. Similar laws have been proposed in other states and at the federal level, reflecting a trend toward more stringent privacy legislation in the United States. We will be required to comply with these new privacy laws if our operations fall within their scope, which may increase our compliance costs and potential liability and may require us to make changes to our business practices.

In addition to fines and penalties that may be imposed for failure to comply with state laws, some states also provide for private rights of action to customers for misuse of or unauthorized access to personal data. Our compliance with these changing, increasingly burdensome and sometimes conflicting regulations and requirements may cause us to incur substantial costs or require us to change our business practices, which may impact our financial condition. If we fail to comply with these regulations or requirements, we may be exposed to litigation expenses and possible significant liability, fees or fines. Further, any such claim, proceeding or action could harm our reputation, brand and business, force us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, result in a loss of customers and suppliers or an inability to process credit card payments and may result in the imposition of monetary penalties. We may also be contractually required to indemnify and hold harmless third parties from the costs or consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.

In addition to risks posed by new privacy laws, we could be, and have been from time to time, subject to claims alleging violations of long-established federal and state privacy and consumer protection laws. For example, the Telephone Consumer Protection Act (the "TCPA") is a federal law that imposes significant restrictions on the ability to make telephone calls or send text messages to mobile telephone numbers without the prior consent of the person being contacted. The TCPA provides for substantial statutory damages for violations, which has generated extensive class-action litigation. In addition, class-action plaintiffs in the United States are employing novel legal theories to allege that federal and state eavesdropping/wiretapping laws and state constitutions prohibit the use of analytics technologies widely employed by website and mobile app operators to understand how their users interact with their services. Despite our compliance efforts, our use of text messaging communications or similar analytics technologies could expose us to costly litigation, government enforcement actions, damages and penalties, which could adversely affect our business, financial condition and results of operations.

Further, some laws may require us to notify governmental authorities and/or affected individuals of data breaches involving certain personal data or other unauthorized or inadvertent access to or disclosure of such information. We may need to notify governmental authorities and affected individuals with respect to such incidents. For example, laws in all 50 U.S. states may require businesses to provide notice to consumers whose personal data has been disclosed as a result of a data breach. These laws are not consistent with each other, and compliance in the event of a widespread data breach may be difficult and costly. We also may be required to notify consumers or other counterparties of a security incident, including a breach. Any such disclosures under state data breach notification laws can be costly, and the disclosures we make to comply with, or the failure to comply with, such requirements could lead to adverse consequences. Any actual or perceived security incident or breach, or breach of our contractual obligations, could also harm our reputation and brand, expose us to potential liability or require us to expend significant resources on data security and in responding to any such actual or perceived breach.

Outside of the United States, certain foreign jurisdictions, including the EEA, and the UK, have laws and regulations which are more restrictive in certain respects than those in the United States. For example, the EEA and the UK have adopted the EU GDPR or the UK GDPR respectively, which may apply to our collection, control, use, sharing, disclosure and other processing of data relating to an identified or identifiable living individual (personal data). Any violation of data or security laws, including the EU GDPR or UK GDPR, by our third-party processors, or their acts or omissions that cause us to violate our legal obligations, could have an adverse effect on our business and result in substantial fines and penalties. We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources and reputational harm.

We also may be subject to specific requirements with respect to cross-border transfers of personal data out of the EEA and UK. Recent legal developments in the EEA and UK have created complexity and uncertainty regarding transfers of personal data out of Europe. As supervisory authorities issue further guidance on personal data export mechanisms, and/or start taking enforcement action, we could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our products, the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, financial condition and results of operation.

These recent developments may require us to review and amend the legal mechanisms by which we make and/or receive personal data transfers to/in the United States. We could suffer additional costs, complaints and/or regulatory investigations or fines, and/or if we are otherwise unable to transfer personal data between and among countries and regions in which we operate, it could affect the manner in which we provide our services, the geographical location or segregation of our relevant systems and operations, and could adversely affect our business, financial condition and results of operations.

We are also subject to evolving privacy laws on cookies and e-marketing. Cookies are small data files that are sent by websites and stored locally on an internet user's computer or mobile device. These laws have created intense scrutiny regarding Interest-based advertising, or the use of data to draw inferences about a consumer's interests and deliver relevant advertising to that consumer, by legislative, regulatory, and self-regulatory bodies, privacy advocates, academics, and commercial interests in the United States and abroad that focus on consumer data protection and privacy. In particular, much of this scrutiny has focused on the use of cookies and other tracking technologies that collect or aggregate information about consumers' online browsing and mobile app usage activity. In the EEA and UK, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem. As regulators, activists, consumer protection organizations and third parties increasingly enforce the strict approach in recent guidance, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs and subject us to additional liabilities. Regulation of cookies and similar technologies, and any decline of cookies or similar online tracking technologies as a means to identify and potentially target individuals, may lead to broader restrictions and impairments on our marketing and personalization activities and may negatively impact our efforts to understand users.

There is a range of UK and EEA laws and regulations concerning consumer rights and product liability that govern the sale of goods and services (including the way consumer products are marketed), both online and in-stores, that may be applicable to our sales operations. Such laws impose certain standards, including minimum contractual rights for the consumer (such as with regard to title and fitness for purpose) and with regard to the information that must be provided to a consumer, and also create product liability regimes that may lead to claims against us (including for personal injury).

Certain requirements from our third-party technology and platform providers could also cause us to modify our offerings or strategy due to privacy concerns or negatively affect our financial performance. For example, Apple iOS requires apps in the Apple App Store to opt in to the tracking of users across apps and websites owned by third parties for advertising and measurement purposes. Additionally, Google has at various times indicated its intention to block third party cookies in the future. As a result, we have had to, and may in the future again have to, develop alternative systems and methods to determine our customer's behavior, customize their online experience, and efficiently market to them. If the use of cookies or other tracking technologies are further restricted, regulated or blocked, if changes in technology cause existing tracking technologies to become less reliable or acceptable as a means of tracking consumer behavior, or if our alternative approaches are unreliable, the amount or accuracy of user information we collect could decrease, which could have an adverse effect on our targeted advertising and related activities.

As we accept payment cards as a form of payment, we are also subject to the Payment Card Industry Data Security Standard ("PCI-DSS"), which is a security standard designed to protect payment card data as mandated by payment card industry entities. We rely on vendors to handle PCI-DSS matters and to ensure PCI-DSS compliance. Despite our compliance efforts, we may become subject to claims that we have violated the PCI-DSS, which could subject us to substantial fines, penalties, restrictions and expulsion from card acceptance programs, and which could adversely affect our business.

Any actual or perceived non-compliance with these rapidly changing laws, regulations or standards or our contractual obligations relating to data privacy, data protection and consumer protection by us or the third-party companies we work with could result in litigation and proceedings against us by governmental entities, consumers or others, fines and civil or criminal penalties for us or company officials, obligations to cease offerings or to substantially modify our business in a manner that makes it less effective in certain jurisdictions, negative publicity and harm to our brand and reputation, and reduced overall demand for our products, any of which could have an adverse effect on our business, financial condition and results of operations.

Government regulation of the internet and eCommerce is evolving, and unfavorable changes or failure by us to comply with these regulations could substantially harm our business, financial condition and results of operations.

We are subject to general business regulations and laws as well as regulations and laws specifically governing the internet and eCommerce. Existing and future regulations, laws and executive orders could impede the growth of the internet, eCommerce or mobile commerce, which could in turn adversely affect our growth. These regulations and laws may involve taxes, tariffs, data privacy and data security, anti-spam, content protection, artificial intelligence, electronic contracts and communications, customer protection and internet neutrality. Since taking office, President Trump has signed numerous executive orders, including some that revoke executive orders and actions from previous administrations. It is not clear how existing and changing laws governing issues such as property ownership, sales and other taxes and customer data privacy apply to the internet as the vast majority of these laws were adopted prior to the advent of the internet and do not contemplate or address the unique issues raised by the internet or eCommerce. It is possible that general business regulations, laws and executive orders, or those specifically governing the internet or eCommerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities, customers, suppliers or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our website and mobile app by customers and suppliers and may result in the imposition of monetary liabilities. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of our own non-compliance with any such laws or regulations. As a result, adverse developments with respect to these laws and regulations could substantially harm our business, financial condition and results of operations.

Some of our software and IT Systems contain open source software, which may pose particular risks to our proprietary applications.

We use software licensed to us by third-party developers under "open source" licenses in connection with the development or deployment of our proprietary software and expect to continue to use open source software in the future. Some open source licenses contain express requirements, which may be triggered under certain circumstances, that licensees make available source code for modifications or derivative works created or prohibit such modifications or derivative works from being licensed for a fee. Although we monitor our use of open source software to avoid subjecting our platform to such requirements, the terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to develop or use our proprietary software. We may face claims from third parties demanding the release or license of the open source software or derivative works that we developed from such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of applicable open source licenses. These claims could result in litigation and could require us to publicly release portions of our proprietary source code or cease distributing or otherwise using the implicated solutions unless and until we can re-engineer them.

In addition, our use of open source software may present greater risks than use of other third-party commercial software, as open source licensors generally do not provide support, warranties, indemnification or other contractual protections regarding infringement claims or the quality of the code. To the extent that our platform depends upon the successful operation of open source software, any undetected errors or defects in open source software that we use could prevent the deployment or impair the functionality of our IT Systems and injure our reputation. In addition, the public availability of such software may make it easier for others to compromise our platform. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have an adverse effect on our business, financial condition and results of operations.

The use of artificial intelligence could adversely affect our business.

An increasing number of the IT Systems upon which we rely offer artificial intelligence capabilities, including those based on machine learning and large language models. We currently use third-party artificial intelligence tools to aid with certain business purposes, including in the operation of our Goodyear, Arizona fulfillment center, marketing efforts, data summarization and interpretation, coding, market research, asset development, administrative tasks and customer support.

We expect that increased investment will be required in the future to continuously improve our use of artificial intelligence technologies. As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies and there can be no assurance that the usage of or our investments in such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability. In particular, if the models underlying our artificial intelligence technologies are incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures; used without sufficient oversight and governance to ensure their responsible use; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our business, as well as our reputation could suffer or we could incur liability resulting from the violation of laws or contracts to which we are a party or civil claims. Further, use of artificial intelligence platforms by our team members, whether authorized or unauthorized, may increase the risk that our proprietary information will be unintentionally disclosed or undermine our claims to certain intellectual property.

Because we use artificial intelligence technologies licensed from third parties, our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party artificial intelligence technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party artificial intelligence technologies become incompatible with our IT Systems or unavailable for use, or if the providers of such models unfavorably change the terms on which their artificial intelligence technologies are offered or terminate their relationship with us, our business will be harmed. In addition, to the extent any third-party artificial intelligence technologies are used as a hosted service, any disruption, outage, or loss of information through such hosted services could disrupt our operations or solutions, damage our reputation, cause a loss of confidence in our solutions, or result in legal claims or proceedings, for which we may be unable to recover damages from the affected provider.

Any of the foregoing, as well as our failure to responsibly deploy artificial intelligence in our operations, the failure of, or overreliance on, artificial intelligence systems, or the failure of our team members to identify and/or rectify erroneous or problematic outputs from artificial intelligence tools, could adversely affect our business, financial condition and results of operations.

Risks Related to Intellectual Property

Any failure or inability to protect or enforce our intellectual property rights could diminish the value of our brand, weaken our competitive position and harm our business, financial condition and results of operations.

We currently rely on a combination of copyright, trademark, trade dress, design patent and other intellectual property laws as well as confidentiality procedures and contractual restrictions to establish and protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may not be adequate to prevent infringement of these rights by others, including imitation or counterfeiting of our products and misappropriation of our brand.

Our success depends in large part on our brand image. We believe that our trademarks, design patents and other intellectual property rights have significant value and are important to differentiating our products from those of our competitors and creating and sustaining demand for our products. We have applied for and obtained certain U.S. and foreign trademark registrations, design patents and design registrations and will continue to evaluate the registration of additional trademarks and designs and the application for additional design patents as appropriate. However, we cannot guarantee that any of our pending trademark or design patent applications will be approved by the applicable governmental authorities. Moreover, even if our applications are approved, third parties from time to time have, and may in the future, seek to oppose or otherwise challenge these registrations or other of our intellectual property rights. In addition, third parties from time to time have infringed, and may again in the future infringe, on our intellectual property rights. As a result, we from time to time have expended, and may again in the future expend, significant time and resources to defend or enforce our rights.

We also currently hold various domain names relating to our brand. We may be unable to prevent third parties from acquiring and using domain names that are confusingly similar to our trademarks, or that otherwise have a negative impact on, the value of our trademarks and other proprietary rights. For example, we have in the past been the target of, and may in the future be the target of, fraudulent websites with similar domain names or content to our website that attempt to unlawfully divert our customer traffic to such fraudulent websites to defraud our customers. Any inability to prevent these practices could adversely affect our brand and make it more difficult for users to find our website.

Additionally, the expansion of our product lines and the geographic scope of our sales and marketing could pose additional intellectual property challenges. For example, certain foreign countries do not protect intellectual property rights as fully as they are protected in the United States, and accordingly, intellectual property protection may be limited, or in some circumstances unavailable, in some foreign countries where we choose to do business. Thus, it may be more difficult for us to successfully challenge the use of our intellectual property rights by other parties in these countries. If we fail to protect and maintain our intellectual property rights, the value of our brand could be diminished, and our competitive position may suffer.

Our fabrics and manufacturing technology may be imitated by our competitors.

We have obtained design patents in the United States and corresponding industrial design registrations in other countries on certain aspects of some of our product designs, and we have applications pending for additional design patents and industrial design registrations. In addition, our products are made using our proprietary blends of raw materials, fabrics and fabric treatments, which results in products unique to us; however, we do not own the intellectual property rights for the underlying fabric technology, fabrics treatments or fabrics. Our ability to obtain intellectual property protection for our products is therefore limited. As a result, our current and future competitors may attempt to imitate our products and fabrics and do so at lower prices. If our competitors are successful in doing so, our business, financial condition and results of operations could be adversely affected.

We may incur costs to defend against, face liability for or be vulnerable to intellectual property infringement claims brought against us by others.

Third parties may assert claims against us alleging that we infringe upon, misappropriate, dilute or otherwise violate their intellectual property rights, particularly as we expand our business and the number of products we offer. These risks have been amplified by the increase in third parties whose sole or primary business is to assert such claims. Our defense of any claim, regardless of its merit, could be expensive and time consuming and could divert management resources. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition or results of operations. Successful infringement claims against us could result in significant monetary liability or prevent us from selling some of our products. In addition, resolution of claims may require us to redesign or rebrand our products, license rights from third parties, cease using certain brand names or other intellectual property rights altogether or make substantial payments for royalty or license fees, legal fees, settlement payments or other costs or damages. Any of these events could adversely affect our business, financial condition and results of operations.

The inability to acquire, use or maintain our marks and domain names for our websites could substantially harm our business, financial condition and results of operations.

We currently are the registrant of marks for our products in numerous jurisdictions and are the registrant of the internet domain name for the website wearfigs.com, as well as various related domain names. However, we have not registered our marks represented by our domain names in all major international jurisdictions. Domain names generally are regulated by internet regulatory bodies and may not be generally protectable as trademarks in and of themselves. As our business grows, we may incur material costs in connection with the registration, maintenance and protection of our marks. If we do not have or cannot obtain on reasonable terms the ability to use our marks in a particular country, or to use or register our domain name, we could be forced either to incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or to elect not to sell products in that country. Either result could adversely affect our business, financial condition and results of operations.

Furthermore, the regulations governing domain names and laws protecting marks and similar proprietary rights could change in ways that block or interfere with our ability to use relevant domains or the FIGS brand. Also, we might not be able to prevent third parties from registering, using or retaining domain names that interfere with our customer communications or infringe or otherwise decrease the value of our marks, domain names and other proprietary rights. Regulatory bodies have and may continue to establish additional generic or country-code top-level domains, or may allow modifications of the requirements for registering, holding or using domain names. As a result, we have and may continue to incur costs to register new domain names that use the name FIGS or "wearFIGS," and we cannot guarantee that we will be able to register, use or maintain such domain names in all of the countries and territories in which we currently or intend to conduct business.

Risks Related to Other Legal, Regulatory and Tax Matters

We may face exposure to foreign currency exchange rate fluctuations.

While we currently recognize revenue from nearly all sales to international customers in U.S. dollars, sales by our wholly-owned Canadian subsidiary are denominated in Canadian dollars, and we may transact directly and recognize revenue in foreign currencies more broadly in the future as we expand offerings and operations internationally. Certain of our foreign operating expenses are also denominated in the currencies of the countries in which our third-party vendors are located. Because we conduct limited business in currencies other than U.S. dollars but report our results of operations in U.S. dollars, changes in the value of foreign currencies relative to the U.S. dollar may affect our net revenues and results of operations.

We also face remeasurement exposure to fluctuations in currency exchange rates, which, to the extent we transact in foreign currencies in greater volumes in the future, could hinder our ability to detect underlying trends in our business, impact our ability to predict future results and materially impact our results of operations. If fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our Class A common stock could be adversely affected.

In addition, most of our products for sale in foreign countries are priced in the country's local currency based primarily on an applicable currency exchange rate to the U.S. dollar, which we generally review and adjust periodically. To the extent the U.S. dollar strengthens relative to foreign currencies, prices for customers in foreign countries may be more expensive relative to that of competition in those markets and the general purchasing power of customers in foreign countries could be weakened, each of which may adversely affect our demand.

We do not currently maintain a program to hedge transactional exposures in foreign currencies. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place and may introduce additional risks if we are unable to structure effective hedges with such instruments.

Any failure to comply with trade, anti-corruption and other regulations could lead to investigations or actions by government regulators and negative publicity.

The labeling, distribution, importation, marketing and sale of our products are subject to extensive regulation by various federal agencies, including the Federal Trade Commission, Consumer Product Safety Commission and state attorneys general in the United States, the Competition Bureau and Health Canada in Canada, as well as by various other federal, state, provincial, local and international regulatory authorities in the countries in which our products are distributed or sold. If we fail to comply with any of these regulations, we could become subject to enforcement actions or the imposition of significant penalties or claims, which could harm our results of operations or our ability to conduct our business. Certain laws, particularly relating to environmental, health and safety matters, may also impose liability without regard to fault or to the legality of the action at the time of occurrence. Any investigations or inquiries by governmental agencies could result in significant settlement amounts, damages, fines or other penalties, divert financial and management resources and result in significant legal fees. An unfavorable outcome of any particular proceeding could have an adverse impact on our business, financial condition and results of operations. In addition, the adoption of new regulations or changes in the interpretation of existing regulations may result in significant compliance costs, difficulties in the marketing or sale of our products, the discontinuation of product sales, inventory write-offs, or increased donations, any of which could adversely affect our business, financial condition and results of operations.

Our products are predominantly produced by third-party manufacturing and supply partners in foreign countries and territories, including countries and territories perceived to carry an increased risk of corrupt business practices. We are subject to the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act, and possibly other anti-bribery and anti-money laundering laws in countries in which we conduct activities. These laws prohibit companies and their employees and third-party intermediaries from corruptly promising, authorizing, offering or providing, directly or indirectly, improper payments or anything of value to foreign government officials, political parties and private-sector recipients for the purpose of obtaining or retaining business, directing business to any person or securing any advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, agents or other partners or representatives fail to comply with these laws, and governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties, which could adversely affect our reputation, business, financial condition and results of operations.

If our employees, contractors and agents, and companies to which we outsource certain of our business operations were to take actions in violation of our policies or applicable law, there could be an adverse effect on our reputation, business, financial condition and results of operations.

Any violation of the FCPA, other applicable anti-corruption laws or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, responding to any enforcement action may result in a significant diversion of management's attention and resources and significant defense costs and other professional fees.

Changes in tax laws may adversely impact our future financial position and results of operations. Our effective income tax rate could also change as a result of various evolving factors, including changes in the scope of our operations.

Net income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, or interpreted, changed, modified or applied adversely to us, any of which could adversely affect our business operations and financial performance. For example, the Inflation Reduction Act of 2022 and the One Big Beautiful Bill Act enacted in 2025 ("OBBBA") resulted in significant changes to U.S. federal income tax laws. Uncertainty remains regarding the timing and interpretation by tax authorities in affected jurisdictions. These and other legislative changes could have an adverse impact on our future effective tax rate, tax liabilities, and cash tax.

Furthermore, over 140 member jurisdictions of the G20/Organization for Economic Cooperation and Development ("OECD") Inclusive Framework have joined the Two-Pillar Solution to Address the Tax Challenges of the Digitalization of the Economy as part of the OECD's base erosion and profit sharing project ("BEPS"), which includes a reallocation of taxing rights among market jurisdictions and a global minimum tax rate of 15% ("Pillar Two"). Pillar Two remains under varying states of implementation among such member jurisdictions. Although many member jurisdictions have advanced Pillar Two by enacting legislation and issuing additional guidance in connection with the implementation of Pillar Two, this initiative remains under negotiation and continues to evolve. For example, in response to concerns raised by the United States, the OECD recently released a "side-by-side" framework under which certain U.S.-parented multinational enterprises may be exempt from certain Pillar Two rules. However, it is not entirely clear how the side-by-side framework will be implemented by member jurisdictions. Accordingly, the extent to which any such changes will ultimately impact our business is uncertain.

To the extent that changes in tax laws have a negative impact on us, our suppliers, manufacturers or our customers, such changes may adversely impact our business, financial condition, results of operations and cash flows. Finally, changes in the scope of our operations, including expansion to new U.S. and non-U.S. jurisdictions, could increase the amount of taxes to which we are subject (including as a result of the implementation of Pillar Two) and our effective tax rate.

We could be required to collect additional sales taxes that may increase the costs our customers would have to pay for our products and adversely affect our results of operations.

Following the U.S. Supreme Court's decision in 2018 in South Dakota v. Wayfair, Inc., a state may impose sales tax collection obligations on certain retailers, including eCommerce companies, that lack any physical presence within such state. The Supreme Court's Wayfair decision has removed a significant impediment to the enactment of laws imposing sales tax collection obligations on out-of-state eCommerce companies, and an increasing number of states have adopted such laws. Although we believe that we currently collect sales taxes in all states that require us to do so, a successful assertion by one or more states requiring us to collect sales taxes where we currently do not collect sales taxes, or to collect additional sales taxes in a state in which we currently collect sales taxes, could result in substantial tax liabilities (including penalties and interest). In addition, the imposition of additional sales tax collection obligations, whether for prior years or prospectively, could create additional administrative burdens for us, put us at a competitive disadvantage if similar obligations are not imposed on our competitors and decrease our future sales, which could have an adverse impact on our business, financial condition and results of operations.

Our ability to use our net operating loss carryforwards may be limited.

As of December 31, 2025, we had U.S. federal and state net operating loss carryforwards of approximately $1.0 million and $1.1 million, respectively. Unused U.S. federal net operating losses generated in tax years beginning after December 31, 2017, will not expire and may be carried forward indefinitely, but the deductibility of such federal net operating loss carryforwards in taxable years beginning after December 31, 2020, is limited to 80% of taxable income. Our ability to utilize our federal net operating carryforwards may be limited under Section 382 of the Internal Revenue Code of 1986, as amended. The limitations apply if we experience an "ownership change," which is generally defined as a greater than 50 percentage point change (by value) in the ownership of our equity by certain stockholders over a rolling three-year period. Similar provisions of state tax law may also apply to limit the use of our state net operating loss carryforwards. We have previously experienced ownership changes, and although such prior ownership changes have not materially limited our utilization of affected net operating loss carryforwards, future changes in our stock ownership, which may be outside of our control, may trigger an ownership change that materially impacts our ability to utilize pre-change net operating loss carryforwards. In addition, there may be periods during which the use of net operating loss carryforwards is suspended or otherwise limited. Accordingly, our ability to use our net operating loss carryforwards to offset taxable income may be subject to such limitations or special rules that apply at the state level, which could adversely affect our results of operations.

Risks Related to the Ownership of Our Class A Common Stock

Our stock price has been volatile and may decline regardless of our operating performance, resulting in substantial losses for investors.

The market price of our Class A common stock has fluctuated significantly since our initial public offering ("IPO"), and may continue to fluctuate in response to numerous factors, many of which are beyond our control, including:

- actual or anticipated fluctuations in our financial condition and results of operations;

- the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

- failure of securities analysts to initiate or maintain coverage of our company, changes in financial estimates or ratings by any securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

- announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures, results of operations or capital commitments;

- changes in stock market valuations and operating performance of other healthcare and technology companies generally, or those in our industry in particular;

- price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

- changes in our board of directors or management;

- sales of large blocks of our Class A common stock, including sales by our co-founders or our other executive officers or directors;

- lawsuits threatened or filed against us;

- anticipated or actual changes in laws, regulations or government policies applicable to our business, including executive orders;

- changes in our capital structure, such as future issuances of debt or equity securities;

- short sales (or concerted efforts by short sellers to spread negative information in order to gain a market advantage), hedging and other derivative transactions involving our capital stock;

- general economic conditions in the United States and globally, such as a continued increase in inflation rates or interest rates and the impact of tariffs and other trade barriers;

- other geopolitical events, conflicts or factors, including those resulting from war (such as Russia's invasion of Ukraine and conflict in the Middle East), pandemics, incidents of terrorism or responses to these events, adverse weather events and climate conditions; and

- the other factors described in this "Risk Factors" section of our Annual Report on Form 10-K.

The stock market has recently experienced extreme price and volume fluctuations. The market prices of securities of companies have experienced fluctuations that often have been unrelated or disproportionate to their results of operations. Market fluctuations have resulted and could continue to result in extreme volatility in the price of shares of our Class A common stock, which could cause a decline in the value of your investment. Price volatility may be greater if the public float and trading volume of shares of our Class A common stock is low.

Furthermore, short sellers may engage in manipulative activity intended to drive down the market price of target company stock. We have in the past been the subject of a short seller report containing certain allegations against us. While we reviewed the allegations in such report and believe them to be unsubstantiated, we may in the future become subject to additional unfavorable reports, which may cause us to expend a significant amount of resources to investigate such allegations and may lead to increased volatility in the price of our Class A common stock.

In the past, following periods of volatility, stockholders have sometimes instituted securities class action litigation against companies, and such litigation has been filed against us as well. This or future litigation against us could result in substantial costs, divert management's attention and resources, and harm our business, financial condition and results of operations.

Our quarterly results of operations have from time to time, and may in the future fluctuate, and if our operating and financial performance in any given period does not meet the guidance that we have provided to the public or the expectations of our investors and securities analysts, the trading price of our Class A common stock may decline.

Our quarterly results of operations may fluctuate for a variety of reasons, many of which are beyond our control. These reasons include those described in these risk factors as well as the following:

- fluctuations in product mix;

- our ability to effectively launch and manage new products;

- fluctuations in the levels or quality of inventory;

- fluctuations in capacity as we expand our operations;

- our success in engaging existing customers and attracting new customers;

- the amount and timing of our operating expenses;

- the timing and success of new products launches;

- the impact of competitive developments and our response to those developments;

- our ability to manage our existing business and future growth; and

- economic and market conditions, particularly those affecting our industry.

Fluctuations in our quarterly results of operations from time to time have caused, and may again in the future cause, those results to fall below the guidance that we have provided to the public or the expectations of our investors and securities analysts, which has from time to time caused, and may again in the future cause, the trading price of our Class A common stock to decline. Fluctuations in our results could also cause a number of other problems. For example, analysts or investors might change their models for valuing our Class A common stock, we could experience short-term liquidity issues, our ability to retain or attract key personnel may diminish and other unanticipated issues may arise.

In addition, we believe that our quarterly results of operations may vary in the future and that period-to-period comparisons of our results of operations may not always be meaningful. You should not rely on the results of one quarter as an indication of future performance.

Sales, directly or indirectly, of a substantial amount of our Class A common stock in the public markets by our existing security holders may cause the price of our Class A common stock to decline.

Sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers and principal stockholders, or the perception that these sales might occur, could cause the market price of our Class A common stock to decline. All of the shares of Class A common stock issuable upon the exercise or vesting and settlement of equity grants under our equity plans are registered for public resale under the Securities Act and may be resold in the public market, subject, in the case of shares held by our affiliates, to the limitations under Rule 144 of the Securities Act. Further, Baron Capital Management, Inc. ("BCM") and BAMCO, Inc. ("BAMCO" and, together with BCM, "Baron") have rights, subject to certain conditions, to require us to file registration statements for the public resale of up to approximately 59,959,449 shares owned by Baron and its affiliates or to include such shares in registration statements that we may file for us or other stockholders. Many of our existing security holders have substantial unrecognized gains on the value of the equity they hold and may take steps to sell their shares or otherwise secure or limit their risk exposure to the value of their unrecognized gains on those shares. We are unable to predict the timing or effect of such sales on the market price of our Class A common stock.

The dual-class structure of our common stock, the voting agreement among us and our co-founders, Heather Hasson and Trina Spear, and certain related persons and trusts, and the stockholders agreement among us, Baron Capital Management, Inc. and BAMCO, may limit or preclude your ability to influence corporate matters, including the election of directors and the approval of any change of control transaction.

Our Class B common stock has 20 votes per share and our Class A common stock has one vote per share. All outstanding shares of our Class B common stock are held by our co-founders, Mses. Hasson and Spear, who also serve as our Executive Chairman and Chief Executive Officer, respectively. These holders represent a majority of the voting power of our outstanding capital stock as of the date hereof and have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term.

We, Mses. Hasson and Spear and certain related persons and trusts are also party to a voting agreement (the "Voting Agreement") with respect to the election of directors. This concentrated control limits or precludes our stockholders' ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. This may also prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders.

In addition, we are party to a stockholders agreement with Baron, which, along with its affiliates, own a significant portion of our Class A common stock. Under the stockholders agreement, Baron has agreed to vote certain shares of our Class A common stock that it and its affiliates own in excess of twenty-five percent (25%) of our outstanding shares of Class A Common Stock in favor of all persons nominated to serve as directors of the Company by the board of directors of the Company. This may further preclude our stockholders' ability to influence the election of directors.

The dual-class structure of our common stock may adversely affect the trading market for our Class A common stock.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with dual-class or multi-class share structures in certain of their indices. In July 2017 to April 2023, S&P Dow Jones excluded companies with multiple share classes from the S&P Composite 1500 (composed of the S&P 500, S&P MidCap 400 and S&P SmallCap 600). Indices have discretion to reassess and implement such policies with respect to multi-class differing voting right structures. Under any such policies, our multi-class capital structure would make us ineligible for inclusion in any of these indices. As a result, the market price of our Class A common stock could be adversely affected.

We are a "controlled company" within the meaning of the rules of the New York Stock Exchange and, as a result, qualify for, and from time to time rely on, exemptions from certain corporate governance requirements. You do not have the same protections afforded to stockholders of companies that are subject to such requirements.

As a result of the Voting Agreement, Ms. Hasson and Ms. Spear together control a majority of the voting power of our outstanding common stock and we are a "controlled company" within the meaning of the corporate governance standards of the New York Stock Exchange ("NYSE"). Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including:

- the requirement that a majority of the board of directors consist of independent directors;

- the requirement that our nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities;

- the requirement that our compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- the requirement for an annual performance evaluation of our governance and compensation committees.

Accordingly, you do not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our Class A common stock and trading volume could decline.

The trading market for our Class A common stock depends in part on the research and reports that securities or industry analysts publish about us or our business, our market and our competitors. We do not have any control over these analysts. If few securities analysts cover us, or if industry analysts cease coverage of us, the trading price for our Class A common stock would be negatively affected. If one or more of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A common stock could decrease, which might cause our Class A common stock price and trading volume to decline.

We do not currently intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, as well as fund our share repurchase program, and we do not currently expect to declare or pay any dividends in the foreseeable future. Moreover, the terms of our existing credit agreement restrict our ability to pay dividends, and any additional debt we may incur in the future may include similar restrictions. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock. As a result, stockholders must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. As a result, investors seeking cash dividends should not purchase our Class A common stock.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws could make a merger, tender offer or proxy contest more difficult, limit attempts by our stockholders to replace or remove our current management and depress the market price of our Class A common stock.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws may discourage, delay or prevent a merger, acquisition or other change in control of us or tender offer that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our Class A common stock, thereby depressing the market price of our Class A common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. Among others, these provisions include that:

- provide for a dual-class common stock structure in which holders of our Class B common stock may have the ability to control the outcome of matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, even if they own significantly less than a majority of the outstanding shares of our common stock;

- restrict the forum for certain litigation against us to Delaware or the federal courts, as applicable;

- our board of directors has the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

- our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

- our stockholders may act by written consent until such time as holders of our Class B common stock beneficially own less than a majority of the voting power, at which time our stockholders will no longer be able to act by written consent and instead must take action at an annual or special meeting of our stockholders;

- a special meeting of stockholders may be called only by the chair of the board of directors, the chief executive officer, or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

- our amended and restated certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

- our board of directors may alter our amended and restated bylaws without obtaining stockholder approval;

- the required approval of the holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our amended and restated bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors;

- stockholders must provide advance notice and additional disclosures in order to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders' meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror's own slate of directors or otherwise attempting to obtain control of our company; and

- our board of directors is authorized to issue shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for certain stockholder litigation matters and the federal district courts of the United States are the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our amended and restated certificate of incorporation provides that, unless we otherwise consent in writing, (A) (1) any derivative action or proceeding brought on behalf of the Company, (2) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company's stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the Delaware General Corporation Law confers exclusive jurisdiction on the Court of Chancery of the State of Delaware or (4) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, financial condition and results of operations. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

We cannot guarantee that our share repurchase program will be fully consummated or that it will enhance long-term stockholder value. Share repurchases could also increase the volatility of the trading price of our stock and could diminish our cash reserves.

In August 2024, our board of directors authorized a share repurchase program to repurchase up to $50.0 million of our outstanding Class A common stock, with no expiration date. On February 27, 2025, our board of directors authorized an increase of $50.0 million in the share repurchase program, bringing the total authorization for repurchases under the program to up to $100.0 million of our outstanding Class A common stock. As of the date hereof, we have approximately $52.0 million available for future repurchases of our Class A common stock under the share repurchase program.

Although our board of directors has authorized this repurchase program, the program does not obligate us to repurchase any specific dollar amount or to acquire any specific number of shares. The actual timing and amount of repurchases remain subject to a variety of factors, including stock price, trading volume, market conditions and other general business considerations. This activity could increase (or reduce the size of any decrease in) the market price of our Class A common stock at that time. In addition, the terms of our credit agreement with Bank of America, N.A., impose conditions on our ability to repurchase shares. The share repurchase program may be modified, suspended or terminated at any time, without prior notice, and we cannot guarantee that the program will be fully consummated or that it will enhance long-term stockholder value. The program could affect the trading price of our stock and increase volatility, and any announcement of a termination of this program may result in a decrease in the trading price of our stock. Additionally, repurchases under our share repurchase program may have a net negative impact on our cash reserves and/or marketable securities, which could impact our ability to pursue possible strategic opportunities and acquisitions and could result in lower overall returns on our cash balances. Although our share repurchase program is intended to enhance long-term stockholder value, short-term share price fluctuations could reduce the program's effectiveness.

General Risk Factors

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, or at all.

Our estimates of market opportunity and forecasts of market growth may prove to be inaccurate. Market opportunity estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates, as well as information obtained from internal sources, market research, publicly available information and industry publications. We believe that these sources and estimates are reliable but have not independently verified them and cannot guarantee their accuracy or completeness. They may also not prove to be accurate, including as a result of any of the risks described in this Annual Report on Form 10-K.

The variables that go into the calculation of our market opportunity are also subject to change over time, and there is no guarantee that any particular number or percentage of addressable customers covered by our market opportunity estimates will purchase our products at all or generate any particular level of net revenues for us. Moreover, our success depends in part on the condition of the healthcare workforce. Our market opportunity may be subject to short term fluctuations, depending on changes in that condition, including if the demand for healthcare professionals continues to outpace supply or if the number of employed healthcare workers were to decline. There have been reports of elevated fatigue and stress among workers in the healthcare industry, which we believe may have impacted customer purchasing behavior from time to time. As a replenishment-driven healthcare apparel brand, demand for our products may be impacted by healthcare workforce-related stress, including if the number of employed healthcare workers were to decline.

In addition, our ability to expand in any of our target markets depends on a number of factors, including the cost, performance and perceived value associated with our products and traditional medical apparel. Even if the markets in which we compete meet size estimates and growth forecasts, our business could fail to grow at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, our forecasts of market growth should not be taken as indicative of our future growth.

Our results of operations could be adversely affected by natural disasters, public health crises, political crises or other catastrophic events.

Our principal offices are located in Southern California, and our sole fulfillment center is located in Goodyear, Arizona. Each of our locations is vulnerable to damage, and natural disasters or severe weather, such as earthquakes, wildfires, hurricanes, tornadoes, storms, droughts, floods and other adverse weather and climate conditions; unforeseen public health crises, such as epidemics and pandemics; political crises, such as terrorist attacks, war, a prolonged government shutdown and other political instability; or other catastrophic events, whether occurring in the United States or internationally, some of which have in the past and could in the future disrupt our operations in any of our offices and fulfillment center or the operations of one or more of our third-party providers or vendors.

Certain of these events may become more frequent or intense due to climate change. Climate change may also contribute to chronic changes in the physical environment, such as changes in ambient temperature and precipitation patterns as well as sea-level rise, which may also have adverse impacts on our operations. In particular, these and other types of catastrophic events could impact our merchandise supply chain, including the ability of third parties to manufacture and ship merchandise and our ability to ship products to customers from or to the impacted region, or generally. For example, pandemics or epidemics have caused and may in the future cause certain of our ocean freight providers, as well as some of our suppliers and manufacturers, to experience delays and shutdowns.

An increase in the frequency of such events may result in changes to the cost and availability of insurance. In addition, these types of events could negatively impact customer spending in the impacted regions or globally. To the extent any of these events occur, our business, financial condition and results of operations could be adversely affected.

We are subject to periodic disputes, claims and litigation that could result in unexpected expenses and could ultimately be resolved against us.

We have been, are and may in the future become involved in disputes, litigation and other proceedings, including matters related to commercial disputes, product liability, intellectual property, trade, customs laws and regulations, employment, regulatory compliance, data privacy, securities and other claims related to our business, as well as stockholder derivative suits. See Part I, Item 3. "Legal Proceedings" in this Annual Report on Form 10-K for additional information about material legal proceedings. We have also been subject to stockholder demands seeking access to the Company's books and records pursuant to Delaware Code Title 8, Section 220. While we intend to vigorously defend against such claims, these or any other dispute, proceeding or audit could result in significant settlement amounts, damages, fines, penalties or other relief such as an injunction, divert financial and management resources and result in significant legal fees. An unfavorable outcome of any particular dispute or proceeding could exceed the limits of our insurance policies, or our insurance carriers may decline to fund such final settlements or judgments or all or part of the legal costs associated with the dispute or proceeding, which could have an adverse impact on our business, financial condition and results of operations. In addition, any such dispute or proceeding could negatively impact our brand equity and our reputation.

Our insurance may not provide adequate coverage against claims.

Our operations may expose us to product liability claims and litigation or regulatory actions relating to personal injury. We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot or may not be insured against or that we believe are not economically reasonable to insure. Moreover, any loss incurred could exceed policy limits and policy payments made to us may not be made on a timely basis. In addition, some of our agreements with our suppliers may not indemnify us from product liability for a particular supplier's merchandise or our suppliers may not have sufficient resources or insurance to satisfy their indemnity and defense obligations.

We incur significant costs as a result of being a public company, and our management is required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we have substantial legal obligations, including under the rules and regulations of the SEC, the NYSE the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the Securities Act and the Exchange Act. These rules and regulations significantly increase our accounting, legal and financial compliance costs and make some activities more time consuming. In addition, our management team needs to devote substantial attention to interacting with public company analysts and investors and complying with the increasingly complex laws pertaining to public companies, which may divert attention away from the day-to-day management of our business. Increases in costs incurred or diversion of management's attention as a result of being a publicly traded company may adversely affect our business, financial condition and results of operations.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below the expectations of our investors and securities analysts, resulting in a decline in the trading price of our Class A common stock.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, net revenues and expenses that are not readily apparent from other sources. Our results of operations may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our results of operations to fall below our publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of our Class A common stock.

Our reported financial results may be negatively impacted by changes in GAAP.

GAAP is subject to interpretation by the Financial Accounting Standards Board ("FASB"), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. FASB has in the past issued new or revised accounting standards that superseded existing guidance and significantly impacted the reporting of financial results. Any future change in GAAP principles or interpretations could also have a significant effect on our reported financial results and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. It is difficult to predict the impact of future changes to accounting principles or our accounting policies, any of which could negatively affect our reported results of operations.

We are obligated to maintain effective internal control over financial reporting and any failure to maintain effective internal controls may cause investors to lose confidence in the accuracy and completeness of our reported financial information and the market price of our Class A common stock may be negatively affected.

As a public company, we are required to maintain internal control over financial reporting and to report any material weaknesses in our internal controls, pursuant to Section 404 of the Sarbanes-Oxley Act ("Section 404"). Section 404 also requires that we provide a management report on the effectiveness of our internal control over financial reporting, including disclosure of any material weaknesses identified by our management in our internal control over financial reporting. In addition, Section 404 requires our independent registered public accounting firm to provide an attestation report on the effectiveness of our internal control over financial reporting on an annual basis.

Our compliance with Section 404 requires significant documentation, testing and possible remediation, requiring us to incur substantial costs and expend significant management efforts. We have engaged outside consultants, and have hired accounting and financial staff with appropriate public company experience and technical accounting knowledge needed to maintain the system and process documentation necessary to perform the evaluation needed to comply with Section 404.

In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report. Our testing, or the subsequent testing (if required) by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses.

If we identify one or more material weaknesses in our internal control over financial reporting, our management will be unable to conclude that our internal control over financial reporting is effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal controls or the level at which our internal controls are documented, designed, implemented or reviewed. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm were to express an adverse opinion on the effectiveness of our internal control over financial reporting because we had one or more material weaknesses, investors could lose confidence in the accuracy and completeness of our financial disclosures, which could cause the price of our Class A common stock to decline. Internal control deficiencies could also result in a restatement of our financial results in the future or restrict our future access to the capital markets.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We have designed our disclosure controls and procedures to provide reasonable assurance that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We may require additional capital to support business growth, and this capital might not be available or may be available only by diluting existing stockholders.

We intend to continue making investments to support our business growth and may require additional funds to support this growth. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of international expansion efforts and other growth initiatives, the expansion of our marketing activities and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and requirements, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our Class A common stock. Any debt financing secured by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly limited, and our business and prospects could fail or be adversely affected.

Failure to effectively and efficiently address environmental, sustainability, social and governance matters could adversely impact us.

There has been evolving public focus on a variety of ESG matters affecting public companies. Expectations regarding voluntary ESG initiatives and disclosures may result in increased costs (including but not limited to increased costs related to compliance, stakeholder engagement, contracting and insurance), changes in demand for certain products, enhanced compliance or disclosure obligations, or other adverse impacts to our business, financial condition or results of operations.

While we have, from time to time, engaged and may in the future engage in voluntary initiatives (such as voluntary disclosures, certifications or goals, among others) to improve the ESG profile of our company and/or products, such initiatives or achievements of such initiatives may be costly and may not have the desired effect. For example, expectations around our management of ESG matters continues to evolve rapidly. In addition, we may commit to certain initiatives or goals, and we may not ultimately be able to achieve such commitments or goals due to factors that are within or outside of our control. Moreover, statements that we may make or actions that we may take based on expectations, assumptions or third-party information that we believe to be reasonable may subsequently be determined to be erroneous or be subject to misinterpretation. Even if this is not the case, our statements or actions may subsequently be determined to be insufficient by various stakeholders, and we may be subject to investor or regulatory scrutiny on our ESG initiatives and disclosures, even if such initiatives were voluntary. In addition, we have established the FIGS Awesome Humans Foundation, a 501(c)(3) public charity, and any negative publicity, regulatory issues, or controversies related to the Foundation or its activities could harm our reputation and brand.

Further, certain market participants, including major institutional investors and capital providers, use third-party benchmarks and scores to assess companies' ESG profiles in making investment or voting decisions. Unfavorable ESG ratings could lead to negative investor sentiment towards us, which could negatively impact our share price as well as our access to and cost of capital. To the extent ESG matters negatively impact our reputation, it may also impede our ability to compete effectively to attract and retain employees or customers, which may adversely impact our operations.

In addition, there has been varying levels of regulation, disclosure-related and otherwise in the United States and abroad, with respect to ESG matters, which we expect will continue. For example, various policymakers, such as the State of California, have adopted or are considering adopting rules that would require companies to provide significantly expanded climate-related disclosures, which may require us to incur significant additional costs to comply with, including the implementation of significant additional internal controls regarding matters that have not been subject to such controls in the past, and which may impose increased oversight obligations on our management and board of directors. Simultaneously, there are efforts by some parties to reduce companies' efforts on certain ESG-related matters, such as by some state and federal policymakers. Both advocates and opponents to certain ESG matters are increasingly resorting to a range of activism forms, including media campaigns and litigation, to advance their perspectives. There has also been an increase in litigation in opposition to certain ESG or human capital management initiatives, such as alleging that corporate diversity, equity and inclusion programs may discriminate against certain individuals or groups. To the extent we are subject to such activism or challenges, it may require us to incur costs or otherwise adversely impact our business. These and other changes in stakeholder expectations may also lead to increased costs and scrutiny that could heighten all of the risks identified in this risk factor. Additionally, many of our suppliers may be subject to similar expectations, which may augment or create additional risks.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity, and availability of our critical systems and information. Our cybersecurity risk management program includes a written information security program, cybersecurity policy, cyber incident response policy and cyber incident response plan.

We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework ("NIST CSF"). This does not imply that we meet any particular technical standards, specifications, or requirements, only that we use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall strategic risk management program, and shares common methodologies, reporting channels and governance processes that apply across the strategic risk management program to other legal, compliance, strategic, operational and financial risk areas.

Our cybersecurity risk management program includes, without limitation:

- risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services and our broader enterprise information technology ("IT") environment;

- a cybersecurity team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls and (3) our response to cybersecurity incidents;

- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls and respond to cybersecurity incidents as needed;

- cybersecurity awareness training of our employees, cybersecurity incident response team and senior management;

- a cyber incident response plan that includes procedures for responding to cybersecurity incidents; and

- a third-party risk management process for service providers, suppliers and vendors.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations or financial condition. See Item 1A. "Risk Factors—Risks Related To Information Technology, Cybersecurity and Data Privacy—*System interruptions that impair customer access to our website or other performance failures in our or our third-party vendors' technology infrastructure could damage our business, reputation and brand and substantially harm our business, financial condition and results of operations.*"

Cybersecurity Governance

Our board of directors considers cybersecurity risk as part of its risk oversight function and has delegated to the audit committee of the board of directors oversight of cybersecurity risks. The audit committee oversees management's implementation of our cybersecurity risk management program.

The audit committee receives regular reports from management, including our VP, Engineering. These reports encompass a broad range of topics, such as our cybersecurity risks, the current cybersecurity landscape and the status of ongoing cybersecurity initiatives. The audit committee reports to the full board of directors regarding its activities, including those related to cybersecurity.

Our management team, including our VP, Engineering and Sr. IT Director, are responsible for assessing and managing our material risks from cybersecurity threats. Our VP Engineering and Sr. IT Director have primary responsibility for the day-to-day operation and implementation of our overall cybersecurity risk management program and supervise both our internal cybersecurity team, which is composed of cybersecurity professionals, and our retained external cybersecurity consultants. Our management team, including our VP, Engineering and Sr. IT Director, also supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from internal security personnel, threat intelligence and other information obtained from governmental, public or private sources, including external consultants engaged by us, and alerts and reports produced by security tools deployed in the IT environment.

Our VP, Engineering's background includes 17 years of experience in technology, including roles in the defense industry, big tech, startups and eCommerce, as well as work in classified environments and oversight of large-scale consumer platforms. Our Sr. IT Director, who reports to our VP, Engineering, has over 15 years of experience in the field of information technology, including extensive experience at public and private companies. Their in-depth knowledge and experience are instrumental in developing and executing our cybersecurity risk management program.

Item 2. Properties.

We are headquartered in Santa Monica, California, where we lease office space under a lease agreement that is expected to expire in 2033. We use our headquarters for product innovation and design, content creation, technology, customer experience and general office use. We also maintain dedicated photo studio space at our headquarters.

Our sole fulfillment center is located in Goodyear, Arizona. The facility is leased by us under a lease agreement that expires in 2031 and is operated by a third-party logistics provider. We also from time to time maintain warehouse space with other third-party logistics providers pursuant to service agreements or leases.

We currently operate five retail stores across the United States. All of our retail properties are leased by us under lease agreements expected to expire at various dates between 2028 and 2036.

We believe that these facilities are sufficient to meet our current needs and that suitable additional space will be available to accommodate expansion of our operations if needed.

Item 3. Legal Proceedings.

On November 1, 2022, a putative class action complaint was filed against us and certain of our executive officers and directors in the United States District Court for the Central District of California alleging, among other things, violations of the Securities Act and Exchange Act for allegedly making false and misleading statements in our IPO in May 2021 and thereafter. An additional putative class action complaint was filed against us, certain of our executive officers and directors, stockholders and the underwriters to our IPO, in the United States District Court for the Central District of California on December 8, 2022, making similar allegations to the previously referenced purported class action. On February 14, 2023, the court consolidated the two complaints and appointed lead plaintiffs. On April 10, 2023, the lead plaintiffs filed a consolidated amended complaint against us, certain of our executive officers and directors, stockholders and the underwriters to our IPO, alleging, among other things, violations of the Securities Act and Exchange Act for allegedly making false and misleading statements between May 27, 2021 and February 28, 2023 with respect to our ability to predict customer demand and to manage our supply chain, inventory, air freight usage and costs (the "Class Action Securities Litigation"). The complaint sought unspecified compensatory damages and attorney's fees and costs. On May 25, 2023, defendants filed a motion to dismiss the consolidated amended complaint. On January 17, 2024, the court granted the motion in its entirety as to all defendants, dismissed the case without prejudice, and granted plaintiffs leave to amend the complaint. On March 19, 2024, plaintiffs filed an amended complaint alleging violations of the Securities Act and Exchange Act similar to those alleged in the previously dismissed amended complaint. On May 3, 2024, defendants filed a motion to dismiss the amended complaint. On January 10, 2025, the court granted the motion in its entirety as to FIGS and the executive officer and director defendants, dismissed certain claims with prejudice and granted plaintiffs leave to amend the complaint further as to the remaining claims. Thereafter, plaintiffs declined to file an amended complaint and the court entered judgment against the plaintiffs on February 13, 2025. Plaintiffs have filed a notice of appeal from the dismissal with the United States Court of Appeals for the Ninth Circuit, and briefing in that appeal is complete.

On June 2, 2023, a putative stockholder, Paige McMurtrie, filed a derivative lawsuit against us and certain of our current and former executive officers, directors and stockholders in the United States District Court for the Central District of California. The derivative complaint alleged factual allegations largely tracking allegations made in the Class Action

Securities Litigation and sought, among other things, damages and restitution to be paid to the Company by the individual defendants, governance changes and attorney's fees and costs. On June 8, 2023, the plaintiff voluntarily dismissed that action brought in the Central District of California and re-filed it in the United States District Court for the District of Delaware (the "McMurtrie Action"). On July 11, 2023, another putative stockholder, Andrew Wubben, filed a derivative lawsuit asserting claims and factual allegations that were materially equivalent to the McMurtrie Action (the "Wubben Action"). On July 31, 2023, the parties to the McMurtrie Action and Wubben Action filed a stipulation to consolidate those actions and any future actions that may be filed based on the same claims and factual allegations (collectively, the "Consolidated Federal Court Derivative Action"). On September 25, 2023, the parties to the Consolidated Federal Court Derivative Action filed a stipulation voluntarily staying the Consolidated Federal Court Derivative Action until (1) the dismissal of the Class Action Securities Litigation, with prejudice, and exhaustion of all related appeals; or (2) the denial of any motion to dismiss the Class Action Securities Litigation in whole or in part; or (3) any of the parties to the Consolidated Federal Court Derivative Action provides 30-day notice that they no longer consent to the voluntary stay of the Consolidated Federal Court Derivative Action. On September 20, 2023, another putative stockholder, Osayi Lawani, filed a derivative lawsuit in the Central District of California asserting claims and factual allegations that were materially equivalent to the Consolidated Federal Court Derivative Action (the "Lawani Action"). The Lawani Action was then dismissed, re-filed in the United States District Court for the District of Delaware, and consolidated into the Consolidated Federal Court Derivative Action.

On January 5, 2024, a putative stockholder, Lloyd Kimmen, filed a derivative lawsuit against us and certain of our current and former executive officers, directors, and stockholders in the Delaware Court of Chancery (the "Kimmen Action"). On January 12, 2024, another putative stockholder, Cameron Carter, filed a derivative lawsuit that is materially equivalent to the Kimmen Action (the "Carter Action"). The Kimmen Action and the Carter Action allege factual allegations largely tracking allegations made in the Class Action Securities Litigation and the Consolidated Federal Court Derivative Action, except that the Kimmen Action and the Carter Action reference non-public documents that the Company previously produced to each of those shareholders pursuant to books and records requests made under Delaware General Corporation Law Section 220. The parties to the Kimmen Action and Carter Action have stipulated, and the court has entered an order, to consolidate those actions and any future actions that may be filed based on the same claims and factual allegations (collectively, the "Consolidated Delaware Court Derivative Action") and to voluntarily stay the Consolidated Delaware Court Derivative Action on terms similar to the stay entered in the Consolidated Federal Court Derivative Action.

We intend to continue to vigorously defend against such claims; however, we cannot be certain of the outcome of our ongoing proceedings and, if determined adversely to us, our business and financial condition may be adversely affected.

In addition to the matters described above, from time to time, we have been and may become subject to arbitration, litigation or claims arising in the ordinary course of business. The results of any current or future claims or proceedings cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and litigation costs, diversion of management resources, reputational harm and other factors.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information for Common Stock

Our Class A common stock is listed and traded on the New York Stock Exchange under the symbol "FIGS."

Our Class B common stock is not listed or traded on any stock exchange.

Holders of Record

As of February 13, 2026, there were 12 registered holders of our Class A common stock and 7 registered holders of our Class B common stock. Because many of our shares of Class A common stock are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these record holders.

Dividend Policy

We have never declared or paid cash dividends on our capital stock. We do not expect to pay dividends on our capital stock for the foreseeable future. Instead, we anticipate that all of our earnings for the foreseeable future will be used for the operation and growth of our business. Any future determination to declare cash dividends would be subject to the discretion of our board of directors and would depend upon various factors, including our operating results, financial condition, capital requirements, and restrictions that may be imposed by applicable law or contract, and other factors deemed relevant by our board of directors.

Performance Graph

The following performance graph shall not be deemed soliciting material or to be filed with the SEC for purposes of Section 18 of the Exchange Act, nor shall such information be incorporated by reference into any of our other filings under the Exchange Act or the Securities Act.

The graph below compares the cumulative total return on our Class A common stock with the cumulative total return from the NYSE Composite Index and the S&P 500 Apparel, Accessories & Luxury Goods Index. The graph assumes an initial investment of $100 at the market close on May 27, 2021, which was our initial trading day, in each of our Class A common stock, the NYSE Composite Index and the S&P 500 Apparel, Accessories & Luxury Goods Index, and the reinvestment of dividends, if any.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our Class A common stock.



Comparison of Cumulative Total Stockholder Return

Use of Proceeds

On June 1, 2021, we completed our IPO. All shares sold were registered pursuant to a registration statement on Form S-1 (File No. 333-255797) (as amended, the "Registration Statement") declared effective by the SEC on May 26, 2021.

The net proceeds from our IPO have been invested in investment grade, interest-bearing instruments. There has been no material change in the expected use of the net proceeds from our IPO as described in our Registration Statement.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

None.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. This discussion contains forward-looking statements based upon current plans, expectations and beliefs involving risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in Part I, Item 1A. "Risk Factors" and other factors set forth in other parts of this Annual Report on Form 10-K. A discussion of the year ended December 31, 2024 compared to the year ended December 31, 2023 has been reported previously in our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 27, 2025, under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Overview

Our mission is to celebrate, empower and serve those who serve others.

We are a founder-led, direct-to-consumer healthcare apparel and lifestyle brand that seeks to celebrate, empower and serve current and future generations of healthcare professionals. We are committed to helping this growing, global community of professionals, whom we refer to as Awesome Humans, look, feel and perform at their best—24/7, 365 days a year. We create technically advanced apparel and products that feature an unmatched combination of comfort, durability, function and style, all at an affordable price. In doing so, we have redefined what scrubs are—giving rise to our tag-line: why wear scrubs, when you can #wearFIGS?

By elevating scrubs and creating premium products for healthcare professionals that support them on and off-shift, we revolutionized the large and fragmented healthcare apparel market, branded a previously unbranded industry and de-commoditized a previously commoditized product. Most importantly, we built a community and lifestyle around a profession. As a result, we have become the industry's category-defining healthcare apparel and lifestyle brand.

We sell products purposefully designed to serve the particular needs of healthcare professionals primarily through our direct-to-consumer ("DTC") digital platform, consisting of our website, mobile app and B2B business ("TEAMS"). We also operate physical retail stores, which we call Community Hubs, and which represent a first-of-its-kind retail experience for healthcare professionals.

Our offerings include scrubwear and non-scrubwear, such as outerwear, underscrubs, footwear, compression socks, lab coats, loungewear and other apparel. We primarily design all of our products in-house, leverage third-party suppliers and manufacturers to produce our product components and finished products, and generally utilize shallow initial buys and data-driven repurchasing decisions to test new products. We directly and actively coordinate with our suppliers on every step of our product development and production process to ensure that our extremely high quality standards are met. We also have a dynamic merchandising model with lessened inventory risk, as a result of the largely non-discretionary, replenishment-driven nature of scrubwear and a focus on our core scrubs offerings.

At December 31, 2025, we had approximately 2.9 million active customers. Our customers come to us through word of mouth referrals, as well as through our data-driven brand and performance marketing efforts. See the section titled "Key Operating Metrics and Non-GAAP Financial Measures" for a definition of active customers.

In the year ended December 31, 2025, we had the following results compared to the comparable periods in 2024:

- Expanded our community of active customers by 9.4% from approximately 2.7 million at December 31, 2024 to approximately 2.9 million at December 31, 2025;

- Net revenues increased from $555.6 million to $631.1 million in the year ended December 31, 2025 representing 13.6% year-over-year growth;

- Gross margin decreased 1.1 percentage points from 67.6% to 66.5% in the year ended December 31, 2025;

- Net income increased from $2.7 million to $34.3 million in the year ended December 31, 2025;

- Net income margin increased from 0.5% to 5.4% in the year ended December 31, 2025;

- Adjusted EBITDA increased from $51.8 million to $74.5 million in the year ended December 31, 2025, representing an adjusted EBITDA margin of 11.8%;

- Cash flows from operating activities decreased from $81.2 million to $61.2 million in the year ended December 31, 2025; and

- Free cash flow decreased from $64.1 million to $53.0 million in the year ended December 31, 2025.

See the section titled "Key Operating Metrics and Non-GAAP Financial Measures" for information regarding adjusted EBITDA, adjusted EBITDA margin and free cash flow, including a reconciliation to the most directly comparable financial measures prepared in accordance with GAAP.

Recent Developments

Global Trade Policy

We continue to monitor changes in policy impacting global trade, including tariffs, which have been dynamic, unpredictable and subject to ongoing modification. In April 2025, the United States announced a baseline tariff of 10% on all imports, in addition to country-specific tariffs applicable to certain trading partners, including Vietnam and Jordan, which together account for nearly all of our production of finished goods. The rates and effective dates of these additional tariffs were adjusted on several occasions since they were announced in early 2025. In February 2026, the United States Supreme Court ruled that the use of the International Emergency Economic Powers Act ("IEEPA") to impose tariffs was not permitted, invalidating a significant portion of tariffs that had been in effect since April 2025. The Administration responded by invoking alternative mechanisms to impose a 10% global tariff and by expressing an intention to subsequently raise such tariff to 15%. The Administration also initiated trade investigations that could result in additional future tariffs. The ruling, and the Administration's subsequent actions, have created substantial uncertainty regarding the tariff environment, including with respect to (i) whether and to what extent refunds will be issued for tariffs previously collected under IEEPA, (ii) the timing and scope of any new tariffs that may be imposed under alternative mechanisms and (iii) the potential for further legal challenges to any such tariffs.

The tariffs in place prior to the February 2026 Supreme Court decision have increased our product costs, negatively impacting gross margin for the three months and year ended December 31, 2025 by 260 basis points and 120 basis points, respectively. We have implemented, and plan to continue to implement as needed, various mitigation strategies, which have included, and may in the future again include, adjusting the countries from which we source our products and renegotiating terms with suppliers, but we cannot be certain how effective they will be over the long term. Without taking into account mitigation efforts, we estimate, based on the information available to us today, that tariffs will negatively impact gross margin for 2026 by approximately 400 basis points. This estimate and actual impact may change materially as conditions evolve and new information becomes available.

Additionally, tariffs and other trade barriers, including those imposed by other countries on the United States, could adversely impact demand for our products domestically and in international markets. We cannot predict additional near-term changes in global trade policy, and additional tariffs or other trade barriers could further increase our costs or otherwise adversely affect our business, financial condition and results of operations.

Key Factors Affecting Our Performance

We believe that our performance and future success depend on a number of factors that present significant opportunities for us. These factors also pose risks and challenges, including those discussed in Part I, Item 1A. "Risk Factors" of this Annual Report on Form 10-K.

Brand Awareness and Loyalty

Our ability to promote and maintain brand awareness and loyalty is critical to our success. We have a significant opportunity to continue to grow our brand awareness and loyalty through word of mouth, brand marketing and performance marketing. We have made significant investments to strengthen the FIGS brand through our marketing strategy, which includes brand marketing campaigns across platforms, including email, digital, display, site, direct-mail, commercials, social media and ambassadors, as well as performance marketing efforts, including retargeting, paid search and product listing advertisements, paid social media advertisements, search engine optimization, personalized email and mobile push notifications through our app. We plan to continue to invest in our brand and performance marketing to help drive our future growth.

Net Revenues per Active Customer

We believe net revenues per active customer is important to understanding our engagement and retention of our customers, and as such demonstrating the value we provide for our customer base. We calculate net revenues per active customer as the total net revenues for a specified time period divided by the number of active customers during that same time period. Through our differentiated core products, limited edition color and style releases and non-scrubwear products, we have repeatedly drawn customers back to our digital platform. As we continue to expand our products to fully outfit the medical professional, we believe we have a significant opportunity to continue to expand our share of both the uniform and lifestyle wardrobe of our customers and to increase our net revenues per active customer over time. Our future growth will depend in part on our ability to increase our net revenues per active customer.

Customer Retention and Engagement

Our continued success depends in part on our ability to retain, and drive repeat purchases from, our existing customers. We monitor retention across our entire customer base. Our goal is to attract and convert visitors into active customers and foster relationships that drive repeat purchases. As of December 31, 2025, we had approximately 2.9 million active customers, up from approximately 2.7 million active customers as of December 31, 2024.

Inventory Management

We leverage our technology to buy and manage our inventory, including product assortment and fulfillment center optimization. We generally make shallow initial inventory buys and then use data-driven repurchasing decisions to test new products, which allows us to manage inventory risk. To ensure sufficient availability of merchandise, we generally purchase inventory in advance and, because the vast majority of our production utilizes our main scrubwear fabric technology FIONx, and a substantial amount of our revenue is generated by our core scrubwear styles in core colors, which are in demand year-round, we can hold greater inventory without significant risk of obsolescence or exposure to seasonality.

Nevertheless, we are still vulnerable to demand and pricing shifts and to suboptimal selection and timing of merchandise purchases. For example, we previously experienced elevated inventory on hand, as a result of improvements in ocean transit times, following our decision to increase weeks of supply during periods of ocean transit time volatility, and softer sales trends due to adverse macroeconomic factors. We were successful in our efforts to address previous periods of excess inventory, but future inefficiencies in the timing of merchandise purchases and efforts to right-size inventory could have an adverse impact on our operating results.

In addition, our inventory investments will fluctuate with the needs of our business. For instance, entering new locations and expanding to new categories require additional investments in inventory. Shifts in inventory levels may result in fluctuations in the percentage of full price sales, levels of markdowns, merchandise mix, inventory write-offs as well as gross margin.

Macroeconomic Environment

Our business and results of operations are subject to domestic and global economic conditions and their impact on consumer confidence. For example, we have seen sales growth impacted by variations in frequency trends from time to time, which we believe were due in part to adverse macroeconomic factors such as sustained inflationary pressures on consumer spending and we may continue to see the impact of inflation on our customers' purchasing activity, from time to time. Our customers are also affected by other macroeconomic pressures, such as high interest rates, wages, levels of employment, inflation, fears of recession or depression or entry into a recession or depression, housing costs, energy costs, income tax rates, financial market fluctuations and consumer confidence in future economic conditions. We are also subject to macroeconomic pressures, such as inflation, which can impact the price of raw materials, labor, freight and other costs of doing business.

In addition, we are subject to the prevailing trade policies of the United States and other countries in which we do business. The changes to U.S. trade policy implemented in recent years, including the increased tariffs on imports, have increased our product costs, and we are continuously monitoring potential related impacts, including retaliatory tariffs and indirect effects on capital markets or consumer discretionary spending. Given the unpredictable and dynamic nature of ongoing U.S. policy changes, we cannot predict additional near-term changes in U.S. trade policy and changes to U.S. tariff and trade policies could further impact our operating results.

While we believe our largely non-discretionary, replenishment-driven business model is resilient in challenging macroeconomic environments, adverse macroeconomic pressures have affected our results of operations and we expect them to continue to do so in the near term.

Components of Our Results of Operations

Net Revenues

Net revenues consist of sales of healthcare apparel, footwear and other products primarily through our digital platform. We recognize product sales at the time control is transferred to the customer, which is when the product is shipped to the customer. Net revenues represent the sale of these items and shipping revenue, net of estimated returns and discounts. Net revenues are primarily driven by the number of active customers, the frequency with which customers purchase and the average order value ("AOV"). See the section titled "—Key Operating Metrics and Non-GAAP Financial Measures" for a definition of average order value.

Cost of Goods Sold

Cost of goods sold consists principally of the cost of purchased merchandise and includes import duties, tariffs and other taxes, freight-in, defective merchandise returned by customers, inventory write-offs and other miscellaneous shrinkage. Our cost of goods sold has and may continue to fluctuate with the cost of the raw materials used in our products and freight costs and the impact of changes to applicable import duties and tariffs.

Gross Profit and Gross Margin

We define gross profit as net revenues less cost of goods sold. Gross margin is gross profit expressed as a percentage of net revenues. Our gross margin has fluctuated historically and may continue to fluctuate from period to period based on a number of factors, including the timing and mix of the product offerings we sell as well as our ability to reduce costs, in any given period.

Operating Expenses

Our operating expenses consist of selling, marketing and general and administrative expenses.

Selling

Selling expenses represent the costs incurred for fulfillment, selling and distribution. Fulfillment expenses consist of costs incurred in operating and staffing a third-party fulfillment center, including costs associated with inspecting and warehousing inventories and picking, packaging and preparing customer orders for shipment. Selling and distribution expenses consist primarily of shipping and other transportation costs incurred in delivering merchandise to customers and from customers returning merchandise, merchant processing fees and packaging. We expect fulfillment, selling and distribution costs to increase in absolute dollars as we increase our net revenues.

Marketing

Marketing expenses consist primarily of online performance marketing costs, such as retargeting, paid search and product listing advertisements, paid social media advertisements, search engine optimization, personalized email and SMS marketing and mobile push notifications through our app. Marketing expenses also include our spend on brand marketing channels, including billboards, podcasts, commercials, photo and video shoot development, expenses associated with our Ambassador Program, events and other forms of online and offline marketing. We expect our marketing expenses to increase in absolute dollars as we continue to grow our business.

General and Administrative

General and administrative expenses consist primarily of employee-related costs, including salaries, bonuses, benefits, stock-based compensation, other related costs and other general overhead, including certain third-party consulting and contractor expenses, certain facilities costs, software expenses, legal expenses, recruiting fees and in-kind donations. We expect our general and administrative expenses to increase in absolute dollars as we continue to grow our business.

Other Income, Net

Other income, net consists of interest income, interest expense, amortization of debt issuance costs, as well as gain or loss on foreign currency, primarily driven by payment to vendors for amounts not denominated in U.S. dollars.

Provision for Income Taxes

Our provision for income taxes consists of an estimate of federal, state and foreign income taxes based on enacted federal, state, and foreign tax rates, as adjusted for allowable credits, deductions and uncertain tax positions.

Seasonality

Unlike the traditional apparel industry, the healthcare apparel industry is generally not seasonal in nature. However, due to our general historical pattern of sequential growth, as well as our decision to conduct select promotions during the holiday season, we historically have generated a higher proportion of net revenues, and incurred higher selling and marketing expenses, during the fourth quarter of the year compared to other quarters, and these trends could continue.

Results of Operations

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

The following table sets forth information comparing the components of our results of operations for the periods indicated and our results of operations as a percentage of net revenues for the periods presented.

	Year ended December 31,		Year ended December 31,	
	2025	**2024**	**2025**	**2024**
	(in thousands)		*(as a percentage of net revenues)*	
Net revenues	$ 631,098	$ 555,558	100.0 %	100.0 %
Cost of goods sold	211,259	179,935	33.5	32.4
Gross profit	419,839	375,623	66.5	67.6
Operating expenses				
Selling	145,851	141,909	23.1	25.5
Marketing	93,105	88,566	14.8	15.9
General and administrative[1]	142,736	142,883	22.6	25.7
Total operating expenses	381,692	373,358	60.5	67.2
Net income from operations	38,147	2,265	6.0	0.4
Other income, net	9,060	12,075	1.4	2.2
Net income before provision for income taxes	47,207	14,340	7.5	2.6
Provision for income taxes	12,957	11,620	2.1	2.1
Net income	$ 34,250	$ 2,720	5.4 %	0.5 %

[1]   Includes stock-based compensation expense of $26.9 million and $42.7 million for the years ended December 31, 2025 and 2024, respectively.

Net Revenues

	Year ended December 31,		Change
	2025	2024	%
	(in thousands)		
Net revenues	$ 631,098	$ 555,558	13.6 %

Net revenues increased by $75.5 million, or 13.6%, for the year ended December 31, 2025, compared to the prior year. The increase in net revenues was primarily driven by an increase in orders from new and existing customers, and an increase in AOV.

Cost of Goods Sold, Gross Profit and Gross Margin

	Year ended December 31,		Change
	2025	2024	
	(in thousands, except margin)		
Cost of goods sold	$ 211,259	$ 179,935	17.4 %
Gross profit	419,839	375,623	11.8 %
Gross margin	66.5 %	67.6 %	(110) bps

Cost of goods sold increased by $31.3 million, or 17.4%, for the year ended December 31, 2025, compared to the prior year. The increase in costs of goods sold was primarily due to higher unit sales, tariffs and inventory write-offs.

Gross profit increased by $44.2 million, or 11.8%, for the year ended December 31, 2025, compared to the prior year. The increase in gross profit was primarily due to higher unit sales and improved discount rates, partially offset by tariffs and inventory write-offs.

Gross margin decreased 1.1 percentage points for the year ended December 31, 2025, compared to the prior year. The decrease in gross margin was primarily due to the impact of tariffs, which negatively impacted gross margin by approximately 120 basis points, and inventory write-offs, partially offset by improved discount rates.

Operating Expenses

	Year ended December 31,		Change
	2025	2024	%
	(in thousands)		
Operating expenses:			
Selling	$ 145,851	$ 141,909	2.8 %
Marketing	93,105	88,566	5.1 %
General and administrative	142,736	142,883	(0.1)%
Total operating expenses	381,692	373,358	2.2 %

Operating expenses increased by $8.3 million, or 2.2%, for the year ended December 31, 2025, compared to the prior year, driven by higher selling expense and marketing expense. As a percentage of net revenues, operating expenses decreased by 6.7 percentage points, primarily driven by leverage in selling expense, marketing expense and general and administrative expense.

Selling expense increased by $3.9 million, or 2.8%, for the year ended December 31, 2025, compared to the prior year and, as a percentage of net revenues, decreased by 2.4 percentage points. The decrease in selling expense as a percentage of net revenues was primarily due to higher fulfillment expenses in the same period last year following our transition to a new fulfillment center and leverage on higher net revenues.

Marketing expense increased by $4.5 million, or 5.1%, for the year ended December 31, 2025, compared to the prior year and, as a percentage of net revenues, decreased by 1.1 percentage points. The decrease in marketing expense as a percentage of net revenues was primarily driven by lapping of prior year expenses related to our 2024 Olympics campaign, greater efficiency in our marketing spend in 2025 and leverage on higher net revenues.

General and administrative expense decreased by $0.1 million, or 0.1%, for the year ended December 31, 2025, compared to the prior year and, as a percentage of net revenues, decreased by 3.1 percentage points. The decrease in general and administrative expense as a percentage of net revenues was primarily due to leverage on higher net revenues and lower stock-based compensation expense, partially offset by increased investment in people, and higher depreciation and amortization expense.

Other Income, Net

	Year ended December 31,		Change
	2025	2024	%
	(in thousands)		
Other income, net	$ 9,060	$ 12,075	(25.0)%

Other income, net decreased for the year ended December 31, 2025, compared to the prior year, primarily due to a decrease in interest income driven by lower interest rates.

Provision for Income Taxes

	Year ended December 31,		Change
	2025	2024	%
	(in thousands)		
Provision for income taxes	$ 12,957	$ 11,620	11.5 %

Provision for income taxes increased by $1.3 million, or 11.5%, for the year ended December 31, 2025, compared to the prior year, primarily due to an increase in pretax income.

Key Operating Metrics and Non-GAAP Financial Measures

We report our financial results in accordance with GAAP. In addition to the measures presented in our consolidated financial statements, we use the following key operational and business metrics to evaluate our business, measure our performance, develop financial forecasts and make strategic decisions. We believe the non-GAAP financial measures, adjusted EBITDA, adjusted EBITDA margin and free cash flow, are useful in evaluating our performance. Our non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP.

Active Customers, Net Revenues per Active Customer, and Average Order Value

We believe the number of active customers is an important indicator of our growth as it reflects the reach of our digital platform, our brand awareness and overall value proposition. We define an active customer as a unique customer account that has made at least one purchase in the preceding 12-month period. In any particular period, we determine our number of active customers by counting the total number of customers who have made at least one purchase in the preceding 12-month period, measured from the last date of such period. Active customers as of December 31, 2025 and 2024, respectively, are presented in the following table:

	As of December 31,	
	2025	2024
	(in thousands)	
Active customers	2,921	2,670

We believe measuring net revenues per active customer is important to understanding our engagement and retention of customers, and as such, our value proposition for our customer base. We define net revenues per active customer as the sum of total net revenues in the preceding 12-month period divided by the current period active customers. Net revenues per active customer as of December 31, 2025 and 2024, respectively, are presented in the following table:

| | As of December 31, | |
	2025	2024
Net revenues per active customer	$ 216	$ 208

We define AOV as the sum of the total net revenues in a given period divided by the total orders placed in that period. Total orders are the summation of all completed individual purchase transactions in a given period. We believe our relatively high AOV demonstrates the premium nature of our product. As we expand into and increase our presence in additional product categories, price points and international markets, AOV may fluctuate. AOV for the years ended December 31, 2025 and 2024, respectively, are presented in the following table:

| | Year ended December 31, | |
	2025	2024
Average order value	$ 120	$ 113

Adjusted EBITDA and Adjusted EBITDA Margin

We calculate adjusted EBITDA as net income adjusted to exclude: other income, net; gain/loss on disposal of assets; provision for income taxes; depreciation and amortization expense; stock-based compensation and related expense; transaction costs; and expenses related to non-ordinary course disputes. Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by net revenues.

Management believes that excluding certain non-cash items and items that may vary substantially in frequency and magnitude period-to-period from net income provides useful supplemental measures that assist in evaluating our ability to generate earnings, provide consistency and comparability with our past financial performance and facilitate period-to-period comparisons of our core operating results as well as the results of our peer companies.

There are several limitations related to the use of adjusted EBITDA and adjusted EBITDA margin as analytical tools, including:

- other companies may calculate adjusted EBITDA and adjusted EBITDA margin differently, which reduces their usefulness as a comparative measure;

- adjusted EBITDA and adjusted EBITDA margin do not reflect other income, net;

- adjusted EBITDA and adjusted EBITDA margin do not reflect any gain or loss on disposal of assets;

- adjusted EBITDA and adjusted EBITDA margin do not reflect our tax provision, which reduces cash available to us;

- adjusted EBITDA and adjusted EBITDA margin do not reflect recurring, non-cash expenses of depreciation and amortization of property and equipment and, although these are non-cash expenses, the assets being depreciated and amortized may have to be replaced in the future;

- adjusted EBITDA and adjusted EBITDA margin do not reflect the impact of stock-based compensation and related expense;

- adjusted EBITDA and adjusted EBITDA margin do not reflect transaction costs; and

- adjusted EBITDA and adjusted EBITDA margin do not reflect expenses related to non-ordinary course disputes.

The following table reflects a reconciliation of adjusted EBITDA to net income, the most directly comparable financial measure prepared in accordance with GAAP and presents adjusted EBITDA margin with net income margin, the most directly comparable financial measure prepared in accordance with GAAP:

| | Year ended December 31, | |
| | 2025 | 2024 |
	(in thousands, except margin)	
Net income	$ 34,250	$ 2,720
Add (deduct):		
Other income, net	(9,060)	(12,075)
Provision for income taxes	12,957	11,620
Depreciation and amortization expense[1]	9,035	6,694
Stock-based compensation and related expense[2]	27,304	42,837
Adjusted EBITDA[3]	$ 74,486	$ 51,796
Net Revenues	$ 631,098	$ 555,558
Net income margin[4]	5.4 %	0.5 %
Adjusted EBITDA Margin	11.8 %	9.3 %

[1]   Excludes amortization of debt issuance costs included in "Other income, net."

[2]   Includes stock-based compensation expense, payroll taxes and costs related to equity award activity.

[3]   For the year ended December 31, 2025, reflects $171,000 of stock-based compensation expense and payroll taxes inadvertently not reflected in our previously disclosed Adjusted EBITDA results for the three months ended March 31, 2025.

[4]   Net income margin represents net income as a percentage of net revenues.

Free Cash Flow

We calculate free cash flow as net cash provided by operating activities reduced by capital expenditures, including purchases of property and equipment and capitalized software development costs. We believe free cash flow is a useful supplemental measure of liquidity and an additional basis for assessing our ability to generate cash. There are limitations related to the use of free cash flow as an analytical tool, including that other companies may calculate free cash flow differently, which reduces its usefulness as a comparative measure, and free cash flow does not reflect our future contractual commitments, nor does it represent the total residual cash flow for a given period.

The following table presents a reconciliation of free cash flow to net cash provided by operating activities, the most directly comparable financial measure calculated in accordance with GAAP.

| | Year ended December 31, | |
| | 2025 | 2024 |
	(in thousands)	
Net cash provided by operating activities	$ 61,170	$ 81,162
Less: capital expenditures	(8,168)	(17,021)
Free cash flow	$ 53,002	$ 64,141

Liquidity and Capital Resources

As of December 31, 2025 and 2024, we had $82.0 million and $85.6 million of cash and cash equivalents, respectively. Since inception, we have financed operations primarily through cash flows from operating activities and the sale of our capital stock.

In September 2021, we entered into a credit agreement with Bank of America, N.A. (as amended from time to time, the "Credit Agreement") providing for a revolving credit facility in an amount of up to $100.0 million (as amended, the "2021 Facility"). On November 3, 2025, we entered into a second amendment to the Credit Agreement, which, among other things, extends the maturity date of the 2021 Facility from September 7, 2026 to November 3, 2030 and reduces the annual commitment fee to 0.15% of the unused Revolving Facility (as defined in the Credit Agreement). As of December 31, 2025, we had no outstanding borrowings under the 2021 Facility (other than $8.4 million of outstanding letters of credit) and available borrowings of $91.6 million.

See Note 9 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K for more information regarding the 2021 Facility.

In August 2024, our board of directors authorized a share repurchase program for up to $50.0 million of our outstanding Class A common stock, with no expiration date. On February 27, 2025, our board of directors authorized an increase of $50.0 million to the share repurchase program, bringing the total authorization for repurchases under the program to up to $100.0 million of our outstanding Class A common stock. During the year ended December 31, 2025, we repurchased 567,607 shares of our Class A common stock for approximately $2.7 million. As of December 31, 2025, we had approximately $52.0 million available for future repurchases under the share repurchase program.

Our cash requirements have primarily been for working capital and capital expenditures. We believe that existing cash and cash equivalents, cash flows from operations and available borrowings under our 2021 Facility, if needed, will be sufficient to support our working capital and capital expenditure requirements for at least the next 12 months.

Our future capital requirements may vary materially from those currently planned and will depend on many factors, including our rate of revenue growth, the timing and extent of international expansion efforts and other growth initiatives, the expansion of our marketing activities and overall economic conditions. To the extent that current and anticipated future sources of liquidity are insufficient to fund our future business activities and cash requirements, we may be required to seek additional equity or debt financing. The sale of additional equity would result in additional dilution to our stockholders. The incurrence of additional debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations. There can be no assurances that we will be able to raise additional capital when needed or on terms acceptable to us. The inability to raise capital if needed would adversely affect our ability to achieve our business objectives.

Historical Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended December 31,	
	2025	2024
	(in thousands)	
Cash flows from operating activities	$ 61,170	$ 81,162
Cash flows from investing activities	(63,961)	(94,924)
Cash flows from financing activities	(969)	(44,766)
Effect of foreign currency exchange rate changes on cash and cash equivalents	100	—
Net change in cash, cash equivalents, and restricted cash	$ (3,660)	$ (58,528)

Operating Activities

Cash flows from operating activities consist primarily of net income adjusted for certain items including depreciation and amortization, stock-based compensation expense and the effect of changes in operating assets and liabilities.

Cash flows from operating activities decreased by $20.0 million for the year ended December 31, 2025, compared to the same period last year. We saw a decrease in cash provided from operating activities as a result of the timing of cash payments related to accrued expenses of $55.2 million. In addition, cash provided by operating activities decreased due to higher inventory purchases of $15.5 million and the timing of cash received related to deferred revenue of $3.1 million. The decrease in operating cash flows was partially offset by an increase in our net income, including the impact of non-cash adjustments, of $15.2 million, the timing of cash payments of accounts payable of $14.1 million, the timing of cash payments of accrued compensation and benefits of $13.1 million, the timing of income tax payments of $3.8 million, the timing of cash payments of prepaid expenses and other current assets of $3.6 million, and the timing of cash received from accounts receivable of $3.6 million.

Investing Activities

Cash flows from investing activities consists of capital expenditures and purchases of investments.

Cash flows from investing activities increased by $31.0 million for the year ended December 31, 2025, compared to the same period last year. The increase in cash flows from investing activities was primarily due to the purchase of equity securities of a privately held company, including transaction costs, of $27.3 million in the prior year, with no comparable activity in the current year. In addition, purchases of property and equipment decreased by $8.9 million and maturities of available-for-sale securities increased by $4.8 million. This was offset by an increase in purchases of available-for-sale securities of $10.0 million.

Financing Activities

Cash flows from financing activities consist primarily of proceeds and payments related to transactions involving our common stock, borrowings, and fees associated with our existing line of credit.

Cash flows from financing activities increased by $43.8 million as compared to the same period last year. The increase in financing cash flows was primarily due to a decrease in repurchases of Class A common stock of $42.8 million.

Contractual Obligations and Commitments

Our most significant contractual obligations relate to purchase commitments on inventory and operating lease obligations on our facilities. See Note 10 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K for a description of our contractual obligations and commitments.

Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with GAAP requires us to make estimates and judgments that affect the amounts reported in those consolidated financial statements and accompanying notes. Although we believe that the estimates we use are reasonable, due to the inherent uncertainty involved in making those estimates, actual results reported in future periods could differ from those estimates. We believe that the following accounting estimates are those that involve the most significant level of estimation uncertainty. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of our operations. See Note 2 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K for a description of our other significant accounting policies.

Revenue Recognition

Our primary source of revenues is from sales of healthcare apparel, footwear and other products primarily through our digital platform.

We determine revenue recognition through the following steps in accordance with Topic 606:

- identification of the contract, or contracts, with a customer;
- identification of the performance obligations in the contract;
- determination of the transaction price;
- allocation of the transaction price to the performance obligations in the contract; and
- recognition of revenue when, or as, we satisfy a performance obligation.

Revenue is recognized upon shipment when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Our revenue is reported net of sales returns and discounts. We estimate our liability for product returns based on historical return trends and an evaluation of current economic and market conditions. We record the expected customer refund liability as a reduction to revenue, and the expected inventory right of recovery as a reduction of cost of goods sold. If actual return costs differ from previous estimates, the amount of the liability and corresponding revenue are adjusted in the period in which such costs occur.

Other than the determination of returns reserve discussed above, there is not significant judgment required in the determination of performance obligations, allocation of our sales price, or the recognition of revenue. See Note 2 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K for further discussion.

Stock-Based Compensation

We have granted stock-based awards consisting primarily of stock options and restricted stock units ("RSUs") to employees, non-employee directors, and consultants.

We measure and recognize stock-based compensation expense for all stock option awards granted to employees and non-employees based on their estimated fair values as of the grant date using the Black-Scholes option-pricing model. Our use of the Black-Scholes option-pricing model to estimate the fair value of stock options granted requires the input of various assumptions. The following range of assumptions was used to estimate the fair value of options granted during the year ended December 31, 2025:

Risk free interest rate	4.1 %
Expected volatility	43 %
Expected dividend yield	0 %
Expected term (in years)	5.5

Risk-free interest rate—determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

Expected volatility— we derive our volatility from the average historical stock volatilities of several peer public companies over a period equivalent to the expected term of the awards. We expect to continue to do so until such time as we have adequate historical data regarding the volatility of our own traded stock price.

Expected dividend yield—we have not paid, and do not currently anticipate paying, cash dividends on our common stock; therefore, the expected dividend yield is assumed to be zero.

Expected term—the expected term of stock options granted to employees has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options, which calculates the expected term as the average of the time-to-vesting and the contractual life of options.

Fair value of common stock—the fair value of our common stock is the closing stock price of our Class A common stock as reported on the New York Stock Exchange.

For employee and non-employee options, we recognize compensation expense based on the grant date fair value of the award over the requisite service period, which is generally four years. We account for forfeitures as they occur.

We measure the fair value of RSUs granted to employees and non-employees based on the fair value of our Class A common stock on the grant date. Our RSU grants vest upon the satisfaction of either a service condition or both a service condition and a performance condition. The service condition is generally satisfied ratably over four years. The performance condition related to our outstanding performance-based awards was satisfied in connection with the IPO.

See Note 2 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K for further discussion.

Inventory

Inventories are stated at the lower of cost and net realizable value. Cost is determined using an average cost method. Cost of inventory includes import duties and other taxes and transport and handling costs. We write down inventory where it appears that the carrying cost of the inventory may not be recovered through subsequent sale of the inventory. We analyze the quantity of inventory on hand, the quantity sold in the past year, the anticipated sales volume, the expected sales price and the cost of making the sale when evaluating the value of our inventory. If the sales volume or sales price of specific products declines, additional write-offs may be required. A hypothetical 10% change in our inventory reserves estimate as of December 31, 2025 would not result in a material impact on our consolidated financial statements.

Income Taxes

We are subject to income taxes in the United States. We compute our provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized and the charge is recorded to earnings.

Significant judgment is required in determining our uncertain tax positions. We continuously review issues raised in connection with all ongoing examinations and open tax years to evaluate the adequacy of our tax liabilities. We evaluate uncertain tax positions under a two-step approach. The first step is to evaluate the uncertain tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained upon examination based on its technical merits. The second step is, for those positions that meet the recognition criteria, to measure the largest amount of benefit that is more than 50% likely of being realized. We believe our recorded tax liabilities are adequate to cover all open tax years based on our assessment. This assessment relies on estimates and assumptions and involves significant judgments about future events. A hypothetical 10% change in our recorded tax liabilities as of December 31, 2025 would not result in a material impact on our consolidated financial statements. To the extent that our view as to the outcome of these matters changes, we will adjust income tax expense in the period in which such determination is made. We classify interest and penalties related to income taxes as income tax expense.

Loss Contingencies

We may be involved in legal proceedings, claims and regulatory, tax or government inquiries and investigations that arise in the ordinary course of business resulting in loss contingencies. We accrue for loss contingencies when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. We do not accrue for contingent losses that, in our judgment, are considered to be reasonably possible, but not probable; however, we disclose the range of such reasonably possible losses. Loss contingencies considered remote are generally not disclosed.

Recent Accounting Pronouncements

Refer to Note 2 to our consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K for a discussion of accounting pronouncements recently adopted and recently issued accounting pronouncements not yet adopted and their potential impact to our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign exchange rates.

Interest Rate Risk

At December 31, 2025, we had cash and cash equivalents of $82.0 million. Interest-earning instruments carry a degree of interest rate risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. A hypothetical 10% change in interest rates would not result in a material impact on our consolidated financial statements.

The 2021 Facility provides us with available borrowings in an amount up to $100.0 million. Because the 2021 Facility bears interest at a variable rate, we will be exposed to market risks relating to changes in interest rates if we have a meaningful outstanding balance. At December 31, 2025, there were no outstanding borrowings under the 2021 Facility.

Foreign Currency Risk

Our net revenues, including from sales to international customers, are primarily denominated in U.S. dollars and are not currently subject to significant foreign currency risk. However, sales by our wholly-owned Canadian subsidiary are denominated in Canadian dollars, and we may choose to transact directly and recognize revenue foreign currencies more broadly in the future as we expand offerings and operations internationally. Certain amounts of our foreign operating expenses are also denominated in the currencies of the countries in which our third-party vendors are located. Changes in the value of foreign currencies relative to the U.S. dollar may affect our net revenues and certain operating expenses.

In addition, most of our products for sale in foreign countries are priced in the country's local currency based primarily on an applicable currency exchange rate to the U.S. dollar, which we generally review and adjust periodically. To the extent the U.S. dollar strengthens relative to foreign currencies, prices for customers in foreign countries may be more expensive relative to that of competition in those markets and the general purchasing power of customers in foreign countries could be weakened, each of which may adversely affect our demand.

Fluctuations in foreign currency exchange rates may cause us to recognize transaction gains and losses in our results of operations. To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements, and we have not engaged in any foreign currency hedging transactions.

Inflation Risk

Inflationary factors such as increases in the cost of our products and overhead costs may adversely affect our results of operations. For example higher freight costs have from time to time impacted our gross margin, which we believe is a result of inflation due, in part, to global supply chain disruptions. We continue to monitor the impact of inflation on raw materials, freight, labor, rent and other costs in order to minimize its effects. In addition, ongoing shifts in global trade policy, including sustained elevated U.S. tariff levels and retaliatory measures, could cause future increases in inflation, which we are actively monitoring. A high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and selling, general, and administrative expenses as a percentage of net revenue if we are unable, or choose not to, increase the selling prices of our products in proportion with these increased costs.

Item 8. Financial Statements and Supplementary Data.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of FIGS, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of FIGS, Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Auditing of Internal Controls Over Financial Reporting Over Revenue

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company recognized net revenues of $631.1 million for the year ended December 31, 2025. The Company recognizes revenue at a point in time when it satisfies a performance obligation and transfers control of the products to the respective customers, which occurs when the goods are transferred to a common carrier.

The Company's revenue recognition process utilizes multiple third-party service providers which provide hosting, software and revenue transaction processing services. While revenue consists of a high volume of individually low monetary value transactions, the initiation, processing and recording of transactions relies upon the information provided by the third parties. This process is dependent on the effective design and operation of multiple systems, processes, data sources and controls which required significant audit effort and auditor judgment in evaluating the sufficiency of audit evidence over the Company's internal controls over revenue recognition.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company's accounting for revenue, which included identifying and testing the Company's internal controls over the data utilized. We identified and tested the relevant systems used for the determination of initiation, processing, and recording of revenue. We identified and tested management's controls over the data used to recognize revenue. We also tested management's controls over the movement of data between the systems used for the recording of revenue transactions in the general ledger. Also, we evaluated the service auditors' reports on which the Company relies.

To test the Company's recognition of revenue, our audit procedures included, among others, testing the correlation of revenue recognized to accounts receivable and cash receipts and testing the completeness and accuracy of the underlying data within the third-party systems by agreeing amounts recognized as revenue to customer invoices, third party bills of lading, and cash receipts. Additionally, we performed various analytical review procedures, including disaggregated revenue analysis and gross margin analysis to assess reasonableness of the amounts recorded. We also examined the agreements between the Company and the third-party service providers to understand the services provided.

Auditing of Internal Controls Over Financial Reporting Over Inventory

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company's inventory consists of finished goods.

The Company's process for tracking changes in inventory quantities utilizes multiple third-party service providers which provide inventory management systems and hosting, inventory storage, receiving, shipping and periodic physical inventory counting. The processing and recording of changes in inventory quantities by the Company relies upon the information provided by the third parties. This process is dependent on the effective design and operation of multiple systems, processes, data sources and controls which required significant audit effort and auditor judgment in evaluating the sufficiency of audit evidence over the Company's internal controls over changes in inventory quantities.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company's accounting for changes in inventory quantities, which included identifying and testing the Company's internal controls over the data utilized. We identified and tested the relevant systems used for the determination of initiation, processing, and recording of changes in inventory quantities. We identified and tested management's controls over the data used to record changes in inventory quantities. We also tested management's controls over the movement of data between the systems used for the recording of changes in inventory quantities. Also, we evaluated the service auditors' reports on which the Company relies.
	To test the Company's accounting for changes in inventory quantities, our audit procedures included, among others, obtaining external confirmations of inventory quantities on-hand from the third-party service providers, performing test counts of inventory on-hand on a sample basis, and testing of inventory receipts and shipments near year-end. Additionally, we performed various analytical review procedures, including gross margin analysis and inventory turnover, to assess the reasonableness of the quantities recorded. We also examined the agreements between the Company and the third-party service providers to understand the services provided.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2017.

Los Angeles, California
February 26, 2026

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of FIGS, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited FIGS, Inc.'s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, FIGS, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes, and our report dated February 26, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Los Angeles, California
February 26, 2026

FIGS, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	As of	
	December 31, 2025	December 31, 2024
Assets		
Current assets		
Cash and cash equivalents	$ 81,985	$ 85,645
Short-term investments	218,863	159,469
Accounts receivable	6,271	8,625
Inventory, net	127,966	115,759
Prepaid expenses and other current assets	12,200	13,268
Total current assets	447,285	382,766
Non-current assets		
Property and equipment, net	33,938	35,274
Operating lease right-of-use assets	57,134	50,497
Deferred tax assets	12,187	11,643
Investment in equity securities	27,735	27,534
Other assets	1,717	2,073
Total non-current assets	132,711	127,021
Total assets	$ 579,996	$ 509,787
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 18,187	$ 9,401
Operating lease liabilities	8,175	10,596
Accrued expenses	20,529	42,316
Accrued compensation and benefits	17,194	5,689
Sales tax payable	4,266	3,705
Gift card liability	12,117	9,604
Deferred revenue	3,990	4,612
Returns reserve	4,171	3,873
Income tax payable	1,894	346
Total current liabilities	90,523	90,142
Non-current liabilities		
Operating lease liabilities, non-current	51,829	42,430
Other non-current liabilities	182	83
Total liabilities	142,534	132,655
Commitments and contingencies (Note 10)		
Stockholders' equity		
Class A common stock — par value $0.0001 per share, 1,000,000,000 shares authorized as of December 31, 2025 and December 31, 2024; 157,559,556 and 154,003,352 shares issued and outstanding as of December 31, 2025 and December 31, 2024, respectively	16	15
Class B common stock — par value $0.0001 per share, 150,000,000 shares authorized as of December 31, 2025 and December 31, 2024; 8,283,641 shares issued and outstanding as of December 31, 2025 and December 31, 2024	—	—
Preferred stock — par value $0.0001 per share, 100,000,000 shares authorized as of December 31, 2025 and December 31, 2024; zero shares issued and outstanding as of December 31, 2025 and December 31, 2024	—	—
Additional paid-in capital	338,526	312,622
Accumulated other comprehensive income	196	21
Retained earnings	98,724	64,474
Total stockholders' equity	437,462	377,132
Total liabilities and stockholders' equity	$ 579,996	$ 509,787

The accompanying notes are an integral part of these consolidated financial statements.

FIGS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

		Year ended December 31,				
		2025		2024		2023
Net revenues	$	631,098	$	555,558	$	545,646
Cost of goods sold		211,259		179,935		168,683
Gross profit		**419,839**		**375,623**		**376,963**
Operating expenses						
Selling		145,851		141,909		125,149
Marketing		93,105		88,566		77,094
General and administrative		142,736		142,883		140,675
Total operating expenses		**381,692**		**373,358**		**342,918**
Net income from operations		38,147		2,265		34,045
Other income, net						
Interest income		8,748		11,242		6,775
Other income (expense)		312		833		(13)
Total other income, net		**9,060**		**12,075**		**6,762**
Net income before provision for income taxes		47,207		14,340		40,807
Provision for income taxes		12,957		11,620		18,170
Net income	**$**	**34,250**	**$**	**2,720**	**$**	**22,637**
Earnings attributable to Class A and Class B common stockholders						
Basic earnings per share	**$**	**0.21**	**$**	**0.02**	**$**	**0.13**
Diluted earnings per share	**$**	**0.19**	**$**	**0.02**	**$**	**0.12**
Weighted-average shares outstanding—basic		**163,462,072**		**169,201,983**		**168,065,721**
Weighted-average shares outstanding—diluted		**179,486,886**		**180,102,840**		**182,412,965**

The accompanying notes are an integral part of these consolidated financial statements.

FIGS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

		Year ended December 31,				
		2025		**2024**		**2023**
Net income	$	34,250	$	2,720	$	22,637
Other comprehensive income, net of tax						
Unrealized gain on short-term investments, net of tax		75		79		5
Foreign currency translation adjustment		100		(63)		—
Total other comprehensive income, net of tax		175		16		5
Total comprehensive income	$	34,425	$	2,736	$	22,642

The accompanying notes are an integral part of these consolidated financial statements.

FIGS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share data)

	Class A Common Stock		Class B Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
December 31, 2022	**159,351,307**	**$ 16**	**7,210,795**	**$ —**	**$ 268,606**	**$ 39,117**	**$ —**	**$ 307,739**
Issuance of Class A Common Stock upon vesting of Restricted Stock	2,371,621	—	—	—	—	—	—	—
Issuance of Class B Common Stock upon exchange of Class A Common Stock	(1,072,846)	—	1,072,846	—	—	—	—	—
Restricted Stock surrendered for employees' tax liability	—	—	—	—	(246)	—	—	(246)
Stock-based compensation	—	—	—	—	45,799	—	—	45,799
Stock option exercises and employee stock purchases	807,321	—	—	—	916	—	—	916
Net income	—	—	—	—	—	22,637	—	22,637
Other comprehensive income, net of tax	—	—	—	—	—	—	5	5
December 31, 2023	**161,457,403**	**$ 16**	**8,283,641**	**$ —**	**$ 315,075**	**$ 61,754**	**$ 5**	**$ 376,850**
Issuance of Class A Common Stock upon vesting of Restricted Stock	1,602,746	—	—	—	—	—	—	—
Issuance of Class A Common Stock in exchange for services	41,667	—	—	—	250	—	—	250
Repurchases of Class A Common Stock	(9,304,940)	(1)	—	—	(45,814)	—	—	(45,815)
Stock-based compensation	—	—	—	—	42,673	—	—	42,673
Stock option exercises and employee stock purchases	206,476	—	—	—	438	—	—	438
Net income	—	—	—	—	—	2,720	—	2,720
Other comprehensive income, net of tax	—	—	—	—	—	—	16	16
December 31, 2024	**154,003,352**	**$ 15**	**8,283,641**	**$ —**	**$ 312,622**	**$ 64,474**	**$ 21**	**$ 377,132**
Issuance of Class A Common Stock upon vesting of Restricted Stock	3,795,698	1	—	—	—	—	—	1
Repurchases of Class A Common Stock	(567,607)	—	—	—	(2,688)	—	—	(2,688)
Stock-based compensation	—	—	—	—	26,874	—	—	26,874
Stock option exercises and employee stock purchases	328,113	—	—	—	1,718	—	—	1,718
Net income	—	—	—	—	—	34,250	—	34,250
Other comprehensive income, net of tax	—	—	—	—	—	—	175	175
December 31, 2025	**157,559,556**	**$ 16**	**8,283,641**	**$ —**	**$ 338,526**	**$ 98,724**	**$ 196**	**$ 437,462**

The accompanying notes are an integral part of these consolidated financial statements.

FIGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net income	$ 34,250	$ 2,720	$ 22,637
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	9,035	6,694	2,942
Deferred income taxes	(544)	6,648	(7,320)
Non-cash operating lease cost	9,996	8,483	2,863
Stock-based compensation	26,874	42,673	45,799
Accretion of discount and accrued interest on available-for-sale securities	(3,727)	(6,499)	(1,678)
Changes in operating assets and liabilities:			
Accounts receivable	2,354	(1,219)	(603)
Inventory	(12,207)	3,281	58,936
Prepaid expenses and other current assets	1,068	(2,544)	(572)
Other assets	356	(737)	(79)
Accounts payable	8,757	(5,332)	(6,192)
Accrued expenses	(21,289)	33,950	(18,657)
Accrued compensation and benefits	11,505	(1,623)	3,897
Sales tax payable	561	556	(225)
Gift card liability	2,513	1,364	358
Deferred revenue	(622)	2,452	(626)
Returns reserve	298	884	(469)
Income tax payable	1,548	(2,211)	2,557
Operating lease liabilities	(9,655)	(8,278)	(2,660)
Other non-current liabilities	99	(100)	7
Net cash provided by operating activities	61,170	81,162	100,915
Cash flows from investing activities:			
Purchases of property and equipment	(8,168)	(17,021)	(16,348)
Purchases of available-for-sale securities	(256,992)	(246,949)	(150,139)
Maturities of available-for-sale securities	201,400	196,580	49,300
Purchase of investment in equity securities	(201)	(27,534)	—
Net cash used in investing activities	(63,961)	(94,924)	(117,187)
Cash flows from financing activities:			
Repurchases of Class A Common Stock	(2,688)	(45,454)	—
Proceeds from stock option exercises and employee stock purchases	1,718	438	916
Tax payments related to net share settlements on restricted stock units	—	—	(246)
Issuance of Class A Common Stock upon vesting of restricted stock	1	—	—
Issuance of Class A Common Stock in exchange for services	—	250	—
Net cash (used in) provided by financing activities	(969)	(44,766)	670
Effect of foreign currency exchange rate changes on cash and cash equivalents	100	—	—
Net decrease in cash and cash equivalents	(3,660)	(58,528)	(15,602)
Cash and cash equivalents, beginning of period	$ 85,645	$ 144,173	$ 159,775
Cash and cash equivalents end of period	$ 81,985	$ 85,645	$ 144,173
Supplemental disclosures:			
Cash paid for income taxes, net of refunds received	$ 8,417	$ 13,138	$ 21,100
Property and equipment included in accounts payable and accrued expenses	$ 67	$ 536	$ 453

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

FIGS, Inc., a Delaware corporation (together with its wholly-owned subsidiaries FIGS Canada, Inc. and FIGS Community Hubs, LLC, unless the context requires otherwise, the "Company"), was founded in 2013 and is a founder-led, direct-to-consumer healthcare apparel and lifestyle brand company. The Company designs and sells scrubwear and non-scrubwear, such as outerwear, underscrubs, footwear, compression socks, lab coats, loungewear and other apparel. The Company markets and sells its products primarily in the United States. Sales are primarily generated through the Company's digital platforms.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company has prepared the accompanying consolidated financial statements in accordance with generally accepted accounting principles in the United States of America ("GAAP"). Our consolidated financial statements include the accounts of FIGS, Inc. and our wholly-owned subsidiaries, FIGS Canada, Inc. and FIGS Community Hubs, LLC. All intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods presented. Key estimates relate primarily to the valuation of stock-based compensation. Actual results could differ from those estimates.

Loss Contingencies

The Company may be involved in legal proceedings, claims and regulatory, tax or government inquiries and investigations that arise in the ordinary course of business resulting in loss contingencies. Loss contingencies are accrued for when losses become probable and are reasonably estimable. If the reasonable estimate of the loss is a range and no amount within the range is a better estimate, the minimum amount of the range is recorded as a liability. The Company does not accrue for contingent losses that, in its judgment, are considered to be reasonably possible, but not probable; however, the range of such reasonably possible losses would be disclosed. Loss contingencies considered remote are generally not disclosed.

Investment in Equity Securities

The Company holds an investment in equity securities in a privately held company, consisting of equity securities without readily determinable fair values. This investment is recorded at its carrying value, which is cost less impairment, if any, adjusted to fair value upon observable orderly transactions for identical or similar investments of the same issuer. The investment is reviewed periodically for impairment. Any adjustment to the carrying value of this investment, including gains and losses, is recorded in other income, net in the Company's consolidated statements of operations. Gains and losses on investments in equity securities will be included as an adjustment to reconcile net income to net cash provided by operating activities in the Company's consolidated statements of cash flows.

Variable Interest Entities

The Company determines at the inception of each arrangement whether an entity in which it has made an investment in, or which it has other variable interests in, is considered a variable interest entity ("VIE"). The Company will consolidate VIEs when it determines that it is the primary beneficiary. A primary beneficiary of a VIE has the power to direct activities that most significantly affect the economic performance of the VIE, and has the obligation to absorb the majority of their losses or benefits. If the Company is not the primary beneficiary of a VIE, the Company accounts for the investment or other variable interests in a VIE in accordance with other applicable GAAP. Periodically, the Company assesses whether any changes in interest or relationship with a VIE affects the determination of whether the entity is a VIE and, if so, whether the Company is the primary beneficiary. The Company has no investments or other variable interests for which it is the primary beneficiary.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses valuation techniques that are based upon observable and unobservable inputs. Observable inputs are developed using market data such as publicly available information and reflect the assumptions market participants would use, while unobservable inputs are developed using the best information available about the assumptions market participants would use. Assets and liabilities are classified in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Short-term Investments

The Company holds short-term investments in U.S. government debt securities and corporate debt securities. The Company's short-term investments mature within 12-months or less and are classified as current assets on the Company's consolidated balance sheets and have been classified and accounted for as available-for-sale securities. The Company determines the appropriate classification of its investments at the time of purchase and reevaluates their classification at each balance sheet date.

The Company's available-for-sale investments in debt securities are carried at fair value with unrealized gains and losses, net of taxes, reported within accumulated other comprehensive income in stockholders' equity. Available-for-sale debt securities with an amortized cost basis in excess of estimated fair value are assessed to determine what amount of that difference, if any, is caused by expected credit losses, with any allowance for credit losses recognized as a charge in other expense on the Company's consolidated statements of operations. The Company did not record any credit losses on its available-for-sale debt securities in any of the periods presented. The Company determines gains or losses on the sale or maturities of short-term investments using the specific identification method and gains or losses are recorded in other income (expense) on the Company's consolidated statements of operations.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and short-term investments.

The Company's cash and cash equivalents and short-term investments are held with creditworthy financial institutions. Although the Company's deposits held with banks may exceed the amount of federal insurance provided on such deposits, the Company has not experienced any losses in such accounts.

The Company is exposed to credit risk in the event of a default by the financial institutions holding its cash and cash equivalents and short-term investments for the amounts reflected on the consolidated balance sheets.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable consists of trade accounts receivables relating primarily to the credit card receivables arising from the sale of products to customers through the Company's digital platforms. Trade accounts receivable is reported net of an allowance for credit losses, which was zero as of December 31, 2025 and 2024. Other receivables generally relate to amounts due to the Company that result from activities that are not related to the direct sale of the Company's products.

Inventory, Net

Inventory consists of finished goods and is accounted for using an average cost method. Inventory is valued at the lower of cost or net realizable value. The Company records a provision for excess and obsolete inventory to adjust the carrying value of inventory based on assumptions regarding future demand for the Company's products.

Lower of cost or net realizable value is evaluated by considering obsolescence, excessive levels of inventory, deterioration, and other factors. Adjustments to reduce the cost of inventory to its net realizable value, if required, are made for estimated excess, obsolescence, or impaired inventory. Excess and obsolete inventory is charged to cost of goods sold.

The Company's allowance to write down inventory to the lower of cost or net realizable value was $6.3 million as of December 31, 2025 and not material as of December 31, 2024.

Property and Equipment, Net

Property and equipment are recorded at cost, net of accumulated depreciation and amortization. The Company depreciates property and equipment using the straight-line method over the estimated useful lives of the assets, which range from three years to ten years.

	Estimated useful life (years)
Furniture and fixtures	7
Office equipment	5
Machinery and equipment	10
Computer equipment	3
Software and website development	5
Leasehold improvements	Shorter of the lease term or the estimated life of the asset

Upon the sale or disposal of property and equipment, the cost and related accumulated depreciation and amortization are removed from the consolidated balance sheets, and the resulting gain or loss is reflected in general and administrative expense in the consolidated statements of operations. Maintenance and repairs are charged to the general and administrative expenses in the consolidated statements of operations as incurred, while expenditures for major renewals and betterments that extend the useful life of an asset or provide additional utility are capitalized.

The Company has incurred costs related to the development of the Company's websites. The Company capitalizes these website development costs, as applicable, in accordance with ASC Subtopic 350-50, Intangibles—Goodwill and Other—Website Development Costs ("ASC 350-50"). ASC 350-50 requires that costs incurred during the website development stage be capitalized. Capitalized website costs include salary and benefit costs for Company employees and contractors that develop the website. When the development phase is substantially complete and the website is ready for its intended purpose, capitalized costs are amortized using the straight-line method over the five-year useful life.

Cloud Computing Costs

The Company also capitalizes software license fees and implementation costs associated with cloud hosting arrangements that are service contracts. These amounts are included in prepaid expenses and other current assets and other assets in the accompanying consolidated balance sheets. Amortization of the software license fees is calculated using the straight-line method over the term of the service contract. Amortization of the implementation costs is calculated using the straight-line method based on the term of the service contract or based on the expected utilization of the asset and commences once the module or component is ready for its intended use.

Impairment of Long-Lived Assets

The Company tests its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset or group of assets to the future undiscounted cash flows expected to be generated by the asset or asset group. If the evaluation of the forecasted cash flows indicates that the carrying value of the assets is not recoverable, the assets are written down to their fair value. No such impairments were recognized for the years ended December 31, 2025, 2024, and 2023.

Leases

The Company determines whether an arrangement is a lease at inception of the agreement and reassesses that conclusion if the agreement is modified. At lease commencement, which is generally when the Company takes possession of the asset, the Company records a lease liability and corresponding right-of-use asset. Lease liabilities represent the present value of minimum lease payments over the expected lease term, which includes options to extend or terminate the lease when it is reasonably certain those options will be exercised. The present value of the lease liability is determined using the Company's incremental borrowing rate at the lease commencement date. Right-of-use assets and lease liabilities are established on the consolidated balance sheets for leases with an expected term greater than one year. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets. The Company does not allocate consideration between lease and non-lease components.

Right-of-use assets represent the right to control the use of the leased asset during the lease and are initially recognized in an amount equal to the lease liability. Beginning on the lease commencement date, expense is recognized on a straight-line basis over the term. Right-of-use assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable.

Sales Tax

Based on the 2018 Supreme Court decision in *South Dakota v. Wayfair Inc.*, an increasing number of states have considered or adopted laws or administrative practices, with or without notice, that impose new taxes on remote sellers to collect transaction taxes such as sales, consumption, or similar taxes. The Company follows the guidelines of ASC 450, Contingencies, and its consolidated financial statements reflect the current impact of such legislation.

Share Repurchases

Shares repurchased pursuant to the Company's share repurchase program are retired and reflected as a reduction of the par value of Class A common stock within stockholders' equity on the Company's consolidated balance sheets.

Direct costs incurred on share repurchases are recorded as part of the cost basis of each repurchase. The excess of cost basis over the par value of shares repurchased is recorded as a reduction to additional paid-in capital.

Revenue Recognition

The Company recognizes revenues in accordance with Financial Accounting Standards Board ("FASB") ASU 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASC 606"). Revenue is recognized in an amount that reflects the consideration expected to be received in exchange for products. To determine revenue recognition for contracts with customers within the scope of ASC 606, the Company recognizes revenue from the commercial sales of products and contracts by applying the following five steps (i) identify the contract(s) with a customer; (ii) identify the performance obligations of the contract(s); (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract(s); and (v) recognize revenue when (or as) the Company satisfies the performance obligations.

The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the good or services it transfers to the customer. The Company recognizes revenue at a point in time when it satisfies a performance obligation and transfers control of the products to the respective customers, which occurs when the goods are transferred to a common carrier. Shipping and handling costs associated with outbound freight incurred to transfer a product to a customer are treated as a fulfillment activity, and as a result, any fees received from customers are included in the transaction price for the performance obligation of providing goods to the customer.

The Company generally provides refunds for goods returned within 30 days from the original purchase date. A returns reserve is recorded by the Company based on the historical refund pattern. The returns reserve in the consolidated balance sheets was $4.2 million and $3.9 million as of December 31, 2025 and 2024, respectively.

Taxes assessed by a governmental authority that are both imposed on and concurrent with a specific revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue. The Company records deferred revenue when it receives payments in advance of the transfer of the goods to a common carrier. The amounts recorded are expected to be recognized as revenue within the 12 months following the balance sheet date and, therefore, are classified as current liabilities in the consolidated balance sheets.

The Company does not have significant contract balances other than deferred revenue, the allowance for sales returns and liabilities related to its gift cards. The Company recognized revenues of $4.6 million during the year ended December 31, 2025 related to the deferred revenue balance that existed at December 31, 2024. The Company recognized revenues of $3.1 million during the year ended December 31, 2025 related to redemptions from the gift card liability balance that existed at December 31, 2024. The Company recognizes estimated gift card breakage revenues under the redemption recognition method in proportion to actual gift card redemptions, over the period that remaining gift card values are redeemed. The Company does not have significant contract acquisition costs.

The following table presents the disaggregation of the Company's net revenues for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	Year ended December 31,					
	2025		2024		2023	
By geography:						
United States	$	527,466	$	474,305	$	483,454
Rest of the world		103,632		81,253		62,192
	$	631,098	$	555,558	$	545,646
By product:						
Scrubwear	$	508,902	$	445,112	$	439,987
Non-Scrubwear		122,196		110,446		105,659
	$	631,098	$	555,558	$	545,646

Cost of Goods Sold

Cost of goods sold consists primarily of the cost of purchased merchandise and includes import duties and other taxes, freight-in, defective merchandise returned by customers, inventory write-offs and other miscellaneous shrinkage as well as compensation and benefits related to embroidery personnel.

Selling Expenses

Selling expenses primarily include the cost of shipping and handling, fulfillment and credit card sales processing. Shipping and handling costs are associated with outbound freight after control over a product has transferred to a customer and, as such, are included in selling expenses.

Marketing Expenses

Marketing expenses primarily consist of digital and brand advertising. The Company's marketing costs are primarily comprised of digital advertising through search engines and social media and are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of employee-related costs, including salaries, bonuses, benefits and stock-based compensation, charitable contributions, including the cost of product donations, other related costs, including certain third-party consulting and contractor expenses, certain facilities costs, software expenses, legal expenses and recruiting fees, and overhead.

Stock-Based Compensation

The Company measures and recognizes stock-based compensation expense for all stock option awards granted to employees and non-employees based on their estimated fair values as of the grant date using the Black-Scholes option-pricing model. The Company's use of the Black-Scholes option-pricing model to estimate the fair value of stock options granted requires the input of various assumptions which are as follows:

Risk-free interest rate—determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

Expected volatility— the Company derives its volatility from the average historical stock volatilities of several peer public companies over a period equivalent to the expected term of the awards. The Company expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price.

Expected dividend yield—the Company has not paid, and does not currently anticipate paying, cash dividends on its common stock; therefore, the expected dividend yield is assumed to be zero.

Expected term—the expected term of the Company's stock options granted to employees has been determined utilizing the "simplified" method for awards that qualify as "plain-vanilla" options, which calculates the expected term as the average of the time-to-vesting and the contractual life of options, as the Company does not have enough historical data to estimate the expected term.

Fair value of common stock—the fair value of the Company's common stock is the closing stock price of the Company's Class A common stock as reported on the New York Stock Exchange.

The Company measures the fair value of RSUs granted to employees and non-employees based on the fair value of its Class A common stock on the grant date. The Company's RSU grants vest upon the satisfaction of either a service condition or both a service condition and a performance condition. The service condition is generally satisfied ratably over four years. The performance condition related to the Company's outstanding performance-based awards was satisfied in connection with the Company's initial public offering ("IPO").

For employee and non-employee awards that vest upon the satisfaction of a service condition, the Company recognizes compensation expense based on the grant date fair value of the award over the requisite service period on a straight-line basis, which is generally the vesting period of the respective award based on the grant date fair value of the award. The Company accounts for forfeitures as they occur.

The Company classifies stock-based compensation expense in its consolidated statements of operations and comprehensive income in the same manner in which the award recipient's cash compensation costs are classified. For the years ended December 31, 2025, 2024, and 2023 the Company recorded stock-based compensation expense of $26.9 million, $42.7 million, and $45.8 million, respectively, which are all recorded in general and administrative expense on the consolidated statements of operations.

Income Taxes

The Company accounts for income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences attributed to temporary differences between the financial reporting basis and the respective tax basis of these assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which the differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in income in the period that includes the enactment date.

A valuation allowance is recorded for carryforwards and other deferred tax assets when it is more likely than not that some or all of the deferred tax assets will not be realized. Based on its facts, the Company considered all available evidence, both positive and negative, including historical levels of taxable income, expectations, and risks associated with estimates of future taxable income, and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance.

The Company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals and litigation processes, if any. The second step is to measure the largest amount of tax benefit as the largest amount that is more likely than not to be realized upon settlement.

Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Comprehensive Income

Comprehensive income includes net income, other changes in stockholders' equity that result from transactions and economic events other than those with stockholders, unrealized gains and losses, net of taxes, related to the Company's available-for-sale investments in debt securities, as well as foreign currency translation adjustments.

Earnings per Share

The Company computes earnings per share using the two-class method required for multiple classes of common stock and participating securities. Basic earnings per share ("Basic EPS") is calculated by dividing net income by the weighted-average number of common shares outstanding during the year. Diluted earnings per share ("Diluted EPS") is calculated by dividing net income by the weighted-average number of common and common equivalent shares outstanding during the year. Common equivalent shares are calculated using the treasury stock method and are excluded from the computation of diluted earnings per share in periods for which they have an anti-dilutive effect.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses*. ASU 2024-03 requires disclosure on an annual and interim basis, in the notes to the consolidated financial statements, of disaggregated information about specific categories underlying certain income statement expense line items. This ASU is effective for public companies with annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, with early adoption permitted. The amendments in this update should be applied either on a prospective basis or a retrospective basis. The Company is currently evaluating the effects adoption of this guidance will have on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, *Targeted Improvements to the Accounting for Internal-Use Software*. ASU 2025-06 eliminates project stages and requires capitalizing software costs to begin when (1) management has authorized and committed to funding the software project and (2) it is probable that the project will be completed and the software will be used to perform the function intended. This ASU is effective for public companies with annual periods beginning after December 15, 2027, and interim reporting periods within those annual periods. Early adoption is permitted as of the beginning of the annual reporting period. The Company is currently evaluating the effects adoption of this guidance will have on its consolidated financial statements.

Recently Adopted Accounting Pronouncement

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*, which requires disclosure of disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. We adopted this ASU for our 2025 annual period on a prospective basis, and the additional disclosures did not have a material impact on the Company's consolidated financial statements or the Company's consolidated financial position, results of operations, or cash flows. Refer to Note 12 to our consolidated financial statements.

3. FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The Company's cash equivalents consist of money market funds and highly liquid investments with original maturities of 90 days or less from the date of purchase. The Company classifies cash equivalents and short-term investments within Level 1 or Level 2 of the fair value hierarchy.

The following tables present the Company's cash equivalents and short-term investments by significant investment category and fair value level as of December 31, 2025 and 2024 (in thousands):

	December 31, 2025			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Level 1:				
Money market funds	$ 35,710	$ —	$ —	$ 35,710
U.S. government securities	136,310	125	—	136,435
Level 2:				
Corporate paper	90,701	43	(10)	90,734
Total	$ 262,721	$ 168	$ (10)	$ 262,879

	December 31, 2024			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Level 1:				
Money market funds	$ 34,267	$ —	$ —	$ 34,267
U.S. government securities	98,716	81	(2)	98,795
Level 2:				
Corporate paper	60,669	16	(11)	60,674
Total	$ 193,652	$ 97	$ (13)	$ 193,736

There have been no transfers of assets between fair value levels during the periods presented. The carrying values of other current assets, accounts payable and accrued expenses approximate their fair values due to the short-term nature of these assets and liabilities.

4. INVESTMENT IN EQUITY SECURITIES

The Company holds an investment in equity securities of a privately held company (the "Investment"). The Investment is considered a VIE in which the Company is not the primary beneficiary, as the governance structure of this entity does not allow the Company to direct the activities that would significantly affect the economic performance of the Investment. There are currently no future funding commitments to the Investment. The Investment is recorded at fair value on a non-recurring basis and evaluated for impairment at each reporting period. The estimation of fair value for the Investment requires the use of significant unobservable inputs, such as the issuance of new equity, and as a result, the Company deems these assets as Level 3 financial instruments within the fair value measurement framework.

There have been no cumulative upward adjustments or cumulative downward adjustments to the Investment, including impairment, as of December 31, 2025 and 2024. There were no gains and losses on sale recognized during the years ended December 31, 2025 and 2024. The Investment is accounted for using the measurement alternative; the carrying value of this investment as of December 31, 2025 and 2024 was $27.7 million and $27.5 million, respectively, inclusive of transaction costs.

5. ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following (in thousands):

	December 31,			
	2025		**2024**	
Trade	$	5,352	$	6,636
Other		919		1,989
	$	6,271	$	8,625

6. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,			
	2025		**2024**	
Inventory deposits	$	453	$	670
Prepaid expenses		7,458		5,724
Prepaid taxes		3,171		5,874
Other		1,118		1,000
	$	12,200	$	13,268

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following (in thousands):

	December 31,			
	2025		**2024**	
Furniture and fixtures	$	3,160	$	2,204
Office equipment		1,400		1,311
Machinery and equipment		19,391		19,179
Computer equipment		7,787		7,216
Software and website design		15,535		9,985
Leasehold improvements		7,571		5,271
Capital projects in progress		693		2,821
Vehicles		118		109
Total property and equipment		55,655		48,096
Less: accumulated depreciation and amortization		(21,717)		(12,822)
Property and equipment, net	$	33,938	$	35,274

Depreciation and amortization expense for the years ended December 31, 2025, 2024, and 2023 on property and equipment was $9.0 million, $6.7 million, and $2.9 million, respectively.

8. ACCRUED EXPENSES

Accrued expenses consisted of the following (in thousands):

	December 31,		
	2025		**2024**
Accrued inventory	$ 5,972	$	27,697
Accrued shipping	6,897		6,087
Accrued selling expenses	347		—
Accrued legal expenses	63		800
Accrued marketing expenses	4,064		4,081
Other accrued expenses	3,186		3,651
	$ 20,529	$	42,316

9. FINANCING ARRANGEMENTS

On September 7, 2021, the Company, as borrower, entered into a credit agreement with Bank of America, N.A. (as amended, from time to time, the "Credit Agreement") for a $100.0 million revolving credit facility, including capacity to issue letters of credit (the "2021 Facility"). The 2021 Facility is secured by substantially all assets of the Company and its material subsidiaries, subject to customary exceptions.

On February 27, 2023, the Company entered into a first amendment (the "First Amendment") to the Credit Agreement. The First Amendment amends the Credit Agreement to replace the London interbank offered rate ("LIBOR") with a term rate based on the Secured Overnight Financing Rate, together with certain administrative changes to facilitate such replacement.

On November 3, 2025, the Company entered into a second amendment (the "Second Amendment") to the Credit Agreement. The Second Amendment further amends the Credit Agreement to, among other things, extend the maturity date of the 2021 Facility from September 7, 2026 to November 3, 2030 (as amended, the "2021 Facility Maturity Date") and reduce the annual commitment fee to 0.15% of the unused Revolving Facility (as defined in the Credit Agreement). Except as amended by the First Amendment and Second Amendment, the remaining material terms of the Credit Agreement remain in full force and effect.

As of December 31, 2025, the Company had letters of credit aggregating to $8.4 million outstanding under the 2021 Facility and available borrowings of $91.6 million. As of December 31, 2025, the Company had no outstanding borrowings under the 2021 Facility. Borrowings under the 2021 Facility are payable on the 2021 Facility Maturity Date. Borrowings bear interest at either (a) Term SOFR (as defined in the Credit Agreement) plus 1.125% or (b) the Base Rate (as defined in the Credit Agreement) plus 0.125%. The annual interest rate for undrawn amounts of the Revolving Facility (as defined in the Credit Agreement) is 0.175% through November 2, 2025 and, upon entry into the Second Amendment, is 0.15% thereafter. Costs associated with entering into the 2021 Facility were not material.

10. COMMITMENTS AND CONTINGENCIES

Taxes on Remote Sellers

The Company is subject to state laws or administrative practices with respect to the taxes on remote sellers. In accordance with ASC 450, Contingencies, the Company recorded $1.5 million within sales tax payable on the Company's consolidated balance sheets as of December 31, 2025 and 2024, respectively, as an estimate of contingent sales tax payable.

Inventory Purchase Obligations

Inventory purchase obligations as of December 31, 2025 were approximately $73.4 million. These inventory purchase obligations can be impacted by various factors, including the timing of issuing orders and the timing of the shipment of orders.

Legal Contingencies

Legal claims may arise from time to time in the normal course of business, the results of which may have a material effect on the Company's accompanying consolidated financial statements.

The putative securities class action filed in November 2022 against the Company and certain of its executive officers and directors in the United States District Court for the Central District of California was dismissed with prejudice by the court in January 2025 with judgment against the plaintiffs entered by the court on February 13, 2025. Plaintiffs have filed a notice of appeal from that dismissal and briefing in the appeal is complete. The related derivative suits against the Company and certain of its executive officers and directors are currently pending.

The Company intends to vigorously defend against such claims. The Company has determined that any potential loss is neither probable nor reasonably estimable and an accrual has not been recorded.

11.   LEASES

The Company has operating lease agreements for its office space, retail stores, fulfillment center and fulfillment center equipment. The Company's lease agreements have initial terms that expire between 2028 and 2035. Certain of the Company's lease agreements include rent abatement periods, escalating rent payment provisions, and provide for an option to extend or terminate the lease.

On December 9, 2025, the Company entered into a first amendment (the "First Lease Amendment") to the lease of its headquarters in Santa Monica, California (the "Building"), dated as of November 26, 2018, which was originally expected to expire by its terms on January 31, 2030. The First Lease Amendment provides, among other things, that the Company will relocate from the ground floor and into a different office space on the fourth floor of the Building and for an extension of the lease term as described therein. The Company accounted for the First Lease Amendment as a lease modification under ASC 842.

The Company had a sublease agreement classified as an operating lease for additional office space, which expired in January 2026.

The operating lease and sublease agreements included in the measurement of lease liabilities do not reflect options to extend or terminate, as the Company does not consider the exercise of these options to be reasonably certain. The Company's lease and sublease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company recognizes operating lease expense on a straight-line basis over the lease term. Operating lease expense for the years ended December 31, 2025, 2024, and 2023 was $13.4 million, $11.6 million, and $4.2 million, respectively. Short-term lease expense for the years ended December 31, 2025 and 2024, and 2023 was $2.3 million, $6.4 million, and $9.2 million, respectively.

Cash payments included in the measurement of operating lease liabilities were $12.7 million for the year ended December 31, 2025. Right of use assets obtained in exchange for operating lease liabilities were $16.6 million for the year ended December 31, 2025.

As the rates implicit in the Company's outstanding leases are not determinable, the Company uses its incremental borrowing rate based on information available on the lease commencement date to determine the present value of lease payments.

The weighted-average remaining lease term and weighted-average discount rate related to the Company's operating leases at December 31, 2025 were as follows:

Weighted-average remaining lease term	6.0 years
Weighted-average discount rate	7.2 %

Future undiscounted lease payments, and a reconciliation of these payments to the Company's operating lease liabilities at December 31, 2025, were as follows (in thousands):

Year ended December 31,		
2026	$	11,384
2027		13,452
2028		13,841
2029		10,235
2030		10,537
Thereafter		15,431
Total lease payments	$	74,880
Less: Imputed interest		(14,876)
Total lease liabilities	$	60,004

12. INCOME TAXES

Net income before provision for income taxes were as follows (in thousands):

	Year ended December 31,					
	2025		2024		2023	
United States	$	46,523	$	14,340	$	40,807
Foreign		684		—		—
Net income before provision for income taxes	$	47,207	$	14,340	$	40,807

The components of the Company's provision for income taxes were as follows (in thousands):

	Year ended December 31,					
	2025		2024		2023	
Current						
Federal	$	9,918	$	4,369	$	20,008
State		2,689		596		5,482
Foreign		894		7		—
Total current provision		13,501		4,972		25,490
Deferred						
Federal		(356)		5,705		(5,954)
State		132		943		(1,366)
Foreign		(320)		—		—
Total deferred benefit		(544)		6,648		(7,320)
Provision for income taxes	$	12,957	$	11,620	$	18,170

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 ("IRA"), which, among other things, implements a 15% alternative minimum tax on corporations with book income in excess of $1 billion, a 1% excise tax on net stock repurchases and several tax incentives to promote clean energy. The effective date of these provisions was January 1, 2023. During 2025, the Company repurchased shares of its Class A common stock in the amount of $2.7 million. The Company has reviewed the provisions of the law and determined that they did not have a material impact on its consolidated financial statements.

On June 27, 2024, California Senate Bill 167 ("SB 167") was signed into California law. The tax bill suspends the net operating loss ("NOL") deduction for tax years beginning on or after January 1, 2024, and before January 1, 2027. The suspension applies to taxpayers with greater than $1 million in net income for the tax year. To the extent that an NOL deduction is denied as a result of this suspension, the allowable carryforward period for the NOL is extended. The Company is not able to offset its net income with NOL in the year ended December 31, 2025.

The following is a reconciliation of the U.S. statutory federal income tax rate to the annual tax rate to our effective tax rate. The Company adopted ASU 2023-09 prospectively for the year ended December 31, 2025. Prior period disclosures have not been retrospectively adjusted and may not be comparable to the current period presentation under the new standard.

	Year ended December 31, 2025	
	Amount	Percent
	(in thousands)	
Tax expense at U.S. statutory state	$ 9,911	21.0 %
State and local income taxes, net of federal income tax effect[1]	2,465	5.2
Foreign tax effects	96	0.2
Tax credits	(330)	(0.7)
Nontaxable or nondeductible items		
Inventory donation	(1,053)	(2.2)
Stock-based compensation	1,974	4.2
Other	106	0.2
Changes in unrecognized tax benefits	99	0.2
Other adjustments	(311)	(0.7)
Total	$ 12,957	27.4 %

[1] State taxes in California, New York State and New York City, New Jersey, and Texas contributed to the majority (greater than 50%) of the tax effect in this category.

A reconciliation of the U.S. statutory federal income tax rate to the Company's annual tax rates for the years ended December 31, 2024 and 2023 were as follows:

	Year ended December 31,	
	2024	2023
Tax expense at U.S. statutory rate	21.0 %	21.0 %
State tax expense, net of federal benefit	4.7	4.4
Non-deductible expenses	(8.2)	(2.0)
Stock-based compensation	62.3	9.7
Excess compensation limitations	5.5	10.7
R&D tax credit benefit	(0.4)	—
Uncertain tax positions	(0.7)	—
Income tax refund	(6.3)	—
Provision to return true up	0.6	—
Other	2.5	0.7
Provision for income taxes	81.0 %	44.5 %

The Company's effective tax rate for the years ended December 31, 2025, 2024, and 2023 was 27.4%, 81.0%, and 44.5%, respectively. The Company's effective tax rate in each of 2025, 2024, and 2023 is higher than the federal statutory tax rate mainly due to state tax expense and permanent disallowance of certain stock-based compensation for tax purposes.

A summary of cash paid for income taxes, net of refunds, was as follows (in thousands):

	Year ended December 31, 2025
Federal	$ 7,132
State	1,256
Foreign	29
Total income taxes paid	$ 8,417

Significant components of deferred tax balances were as follows (in thousands):

	December 31,	
	2025	2024
Deferred tax assets		
Net operating losses	$ 276	$ 305
Uniform capitalization adjustment to inventory	5,885	6,939
Stock-based compensation	1,834	3,307
Accrued compensation and benefits	3,566	968
Lease liability	14,812	13,151
Inventory reserve	2,730	1,532
Returns reserve	1,034	968
Sales tax accrual	374	370
Other	1,498	1,111
Total deferred tax assets	32,009	28,651
Less: valuation allowance	—	—
Total net deferred tax assets	32,009	28,651
Deferred tax liabilities		
Property and equipment	(5,699)	(4,394)
Right-of-use asset	(14,123)	(12,614)
Total deferred tax liabilities	(19,822)	(17,008)
Net deferred tax assets	$ 12,187	$ 11,643

As of December 31, 2025, the Company had available federal NOL carryforwards of approximately $1.0 million, which begin to expire in 2035. The Company also had available California NOL carryforwards of approximately $1.1 million as of December 31, 2025, which begin to expire in 2035. The usage of the Company's federal and California NOL carryforwards is subject to the limitations imposed by Section 382 of the Internal Revenue Code. Further, the Company's California NOL was suspended in 2021. The tax years ending December 31, 2022, through December 31, 2024 remain open and subject to audit by the Internal Revenue Service. The tax years ended December 31, 2021, through December 31, 2024, remain open and subject to audit by state tax authorities.

As of December 31, 2025 and 2024, the Company had $0.2 million and $0.1 million of uncertain tax positions, respectively, excluding interest and penalties. The Company's policy is to recognize interest and penalties accrued on uncertain tax positions as income tax expense. During the years ended December 31, 2025, 2024, and 2023 interest and penalties were immaterial.

The following table summarizes the activity related to our uncertain tax positions during the years ended December 31, 2025 and 2024 (in thousands):

	December 31,		
	2025		**2024**
Beginning balance of uncertain tax positions	$	78	$ 167
Increases related to current year tax positions		155	10
Increases related to prior year tax positions		—	18
Changes due to lapse of statute of limitations		(50)	(117)
Ending balance of uncertain tax positions	$	183	$ 78

Uncertain tax positions were not material in the year ended December 31, 2023.

13. STOCK-BASED COMPENSATION

Amended 2016 Equity Incentive Plan

In 2016, the Company adopted the 2016 Equity Incentive Plan (as amended, the "2016 Plan"). The 2016 Plan provided for the issuance of restricted stock awards ("RSAs"), RSUs, stock appreciation rights ("SARs"), incentive stock options, non-qualified stock options and other stock-based awards to employees and consultants of the Company and its affiliates and members of the Board of Directors of the Company (the "Board"). Prior to its termination, the number of shares of Class A common stock authorized for issuance under the 2016 Plan was 51,716,934. Only incentive stock options, non-qualified stock options and RSUs were granted under the 2016 Plan.

On May 18, 2021, the Board approved the termination of the 2016 Plan. Any remaining shares of common stock available for issuance under the 2016 Plan as of such date were added to the shares of our Class A common stock reserved for issuance under the Company's 2021 Equity Incentive Award Plan (the "2021 Plan"). Additionally, any shares of common stock subject to awards granted under the 2016 Plan that expire, lapse or are terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised, or forfeited following the effective date of the 2021 Plan will become available for issuance under the 2021 Plan.

2021 Equity Incentive Award Plan and 2021 Employee Stock Purchase Plan

On May 18, 2021, the Board adopted and the stockholders of the Company approved the 2021 Plan and the 2021 Employee Stock Purchase Plan (the "ESPP").

The number of shares reserved for issuance under the 2021 Plan increases automatically on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (A) a number of shares of Class A common stock such that the aggregate number of Shares available for grant under the 2021 Plan immediately following such increase shall equal 5% of the aggregate number of shares of Class A common stock and Class B common stock outstanding on the final day of the immediately preceding calendar year, and (B) such lesser number of shares of Class A common stock as determined by our Board. The 2021 Plan authorizes the granting of RSAs, RSUs, SARs, incentive stock options, non-qualified stock options, dividend equivalents, and other stock or cash awards to employees and consultants of the Company and its subsidiaries and members of the Board.

The number of shares of the Company's Class A common stock that will be available for issuance and sale to eligible employees under the ESPP increases automatically on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (A) 1% of the shares of Class A common stock and Class B common stock outstanding as of the last day of the immediately preceding fiscal year and (B) such lesser number of shares of Class A common stock as determined by our Board. The ESPP permits eligible employees to purchase shares of the Company's Class A common stock at a purchase price per share equal to 85% of the lesser of (i) the fair market value of the Company's Class A common stock on the first trading day of an applicable offering period or (ii) the last trading day of a purchase period in an applicable offering period.

All options and SARs granted under the 2021 Plan will generally expire ten years from the date of grant if not exercised. In the event of a termination of employment, any unvested portion of an option will generally be forfeited immediately. Any vested options may generally be exercised within three months, except for (i) instances of termination due to death or disability whereby any vested options may be exercised within one year and (ii) instances of termination "with cause" whereby any vested options are forfeited immediately.

Shares that expire, lapse or are terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised, or forfeited will become available for future awards under the 2021 Plan. In addition, shares of Class A common stock that are tendered to the Company by a participant to satisfy the applicable exercise or purchase price of an award and/or to satisfy any applicable tax withholding obligation with respect to an award will be added to the number of shares of Class A common stock available for future awards. Additionally, any shares of Class A common stock subject to awards granted under the 2016 Plan that expire, lapse or are terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised, or forfeited following the effective date of the 2021 Plan will become available for issuance under the 2021 Plan. The 2021 Plan is administered by the Board with respect to awards to non-employee directors and by the Compensation Committee of the Board with respect to other participants.

As of December 31, 2025, the number of shares available for issuance under the 2021 Plan and ESPP were 6,229,832 and 3,034,713, respectively.

Stock Option Valuation

The assumptions that the Company used to determine the grant date fair value of stock options granted were as follows, presented on a weighted-average basis:

	December 31,		
	2025	**2024**	**2023**
Risk free interest rate	4.1 %	4.0 %	3.6 %
Expected volatility	43 %	41 %	40 %
Expected dividend yield	0 %	0 %	0 %
Expected term (in years)	5.50	6.25	6.25

A summary of stock option activity under the 2016 Plan and 2021 Plan, is as follows:

	Stock Options Outstanding			
	Number of Shares	**Weighted Average Exercise Price (per share)**	**Weighted Average Remaining Contractual Term (in years)**	**Aggregate Intrinsic Value (in millions)**
Outstanding at December 31, 2024	39,636,645	$ 5.45	5.21	$ 81
Granted	5,441,251	6.21		
Exercised	(258,017)	5.66		
Forfeited	(7,027,934)	13.34		
Outstanding at December 31, 2025	37,791,945	$ 4.09	4.34	$ 275
Exercisable at December 31, 2025	33,312,136	$ 3.76	4.06	$ 253

During the year ended December 31, 2025, the Company repriced, on a one-for-one basis, certain fully vested outstanding stock options to purchase shares of the Company's Class A common stock (the "Repricings"). The Repricings were accounted for as modifications under ASC 718 and the resulting incremental stock-based compensation expense was not material for the year ended December 31, 2025.

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company's Class A common stock for those stock options that had exercise prices lower than the fair value of the Class A common stock as of the end of the period. The aggregate intrinsic value of stock options exercised during the years ended December 31, 2025, 2024, and 2023 was $0.5 million, $0.6 million, and $5.6 million, respectively.

The weighted-average grant date fair values per share of the Company's stock options granted during the years ended December 31, 2025, 2024, and 2023 was $0.77, $2.89, and $3.35, respectively. The grant date fair value of stock options vested during the years ended December 31, 2025, 2024 and 2023 was $7.9 million, $22.5 million, and $27.3 million, respectively.

As of December 31, 2025, total unrecognized compensation cost related to unvested stock option awards was $3.7 million, to be recognized over a weighted-average period of 2.7 years.

Restricted Stock Units

The fair value of RSUs that vested during the years ended December 31, 2025, 2024, and 2023 were $27.5 million, $9.2 million, and $17.4 million respectively.

As of December 31, 2025, total unrecognized compensation cost related to unvested RSUs was $38.5 million, to be recognized over a weighted-average period of 2.6 years.

A summary of RSU activity under the 2016 Plan and 2021 Plan is as follows:

	Number of Shares		Weighted average grant date fair value per share
Unvested restricted stock units at December 31, 2024	8,163,662	$	5.11
Granted	4,434,067		5.57
Vested	(3,795,698)		4.54
Forfeited	(962,126)		6.36
Unvested restricted stock units at December 31, 2025	7,839,905	$	5.49

14. EARNINGS PER SHARE

Basic EPS and Diluted EPS attributable to common stockholders is calculated in conformity with the two-class method required for participating securities: Class A and Class B common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting, conversion, and transfer rights. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to twenty votes per share. Each share of Class B common stock is convertible at any time at the option of the stockholder into one share of Class A common stock.

As the economic rights of Class A and Class B common stock are identical, undistributed earnings are allocated on a proportionate basis and presented on a combined basis. The following table sets forth the computation of Basic EPS and Diluted EPS and a reconciliation of the weighted average number of common and common equivalent shares outstanding for the years ended December 31, 2025, 2024, and 2023 (in thousands, except share and per share amounts).

| | | Year ended December 31, | |
	2025	2024	2023
Numerator:			
Net income	$ 34,250	$ 2,720	$ 22,637
Denominator:			
Weighted-average shares—basic	163,462,072	169,201,983	168,065,721
Effect of dilutive stock options	13,451,148	10,359,317	13,502,538
Effect of dilutive restricted stock units	2,573,666	541,540	844,705
Weighted-average shares—diluted	179,486,886	180,102,840	182,412,965
Earnings per share:			
Basic earnings per share	$ 0.21	$ 0.02	$ 0.13
Effect of dilutive stock options and restricted stock units	(0.02)	—	(0.01)
Diluted earnings per share	$ 0.19	$ 0.02	$ 0.12

The Company excluded the following weighted average common equivalent shares from the computation of Diluted EPS for the years ended December 31, 2025, 2024, and 2023 because including them would have had an anti-dilutive effect:

| | Year ended December 31, | | |
	2025	2024	2023
Stock options to purchase common stock	5,887,034	21,480,801	11,219,739
Restricted stock units	108,112	1,637,740	2,278,137

15. SEGMENT REPORTING

Operating segments are defined as components of an entity for which separate financial information is available and that is regularly reviewed by the CODM, in deciding how to allocate resources to an individual segment and in assessing performance. The Company's CODM is its Chief Executive Officer. The CODM manages the Company's operations as a single segment based on financial data presented on a consolidated basis for the purposes of assessing performance and making operating and resource allocation decisions.

The CODM assesses performance for the single reportable segment and decides how to allocate resources based on net income as reported on the consolidated statements of operations. The measure of segment assets is reported on the consolidated balance sheets as total assets. The CODM uses net income to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the single reportable segment for marketing, selling, and general and administrative expenses or to invest in other strategies, such as for acquisitions. The Company currently derives revenue primarily in the United States, and manages its business activities on a consolidated basis.

Significant segment expenses regularly reviewed by the CODM are those included on the Company's consolidated statements of operations, including selling, marketing, and general and administrative expenses.

16. RELATED PARTY TRANSACTIONS

In November 2024, the Company purchased 27,454,727 shares of OOG, Inc.'s ("OOG") Series A-1 Preferred Stock for an aggregate price of $25.0 million in cash, representing a minority interest in OOG. Heather Hasson, Executive Chairman of the Board, is founder and Chief Executive Officer of OOG. The Company agreed to work in good faith to consummate a commercial agreement between the parties at a future date memorializing certain commercial rights and benefits.

In November 2024, the Company entered into a Purchase Order Agreement with Baron Capital Management, Inc. ("BCM"), a subsidiary of Baron Capital Group, Inc. ("BCG"), pursuant to which BCM purchased from the Company certain FIGS products in connection with BCG's 2024 annual conference, for an aggregate purchase price of $1.0 million. BCG is a beneficial owner of greater than 5% of the Company's outstanding Class A common stock.

In January 2025, the Company entered into a binding term sheet with BCM and BAMCO, Inc., a subsidiary of BCG ("BAMCO" and, together with BCM, "Baron"), pursuant to which the Company and Baron memorialized certain terms to be set forth in a stockholders agreement, relating to the purchase, transfer, registration and voting rights of certain of the Company's securities owned by Baron and its affiliates. In February 2025, the Company entered into the stockholders agreement with Baron. Baron and its affiliates are beneficial owners of greater than 5% of the Company's outstanding Class A common stock.

In March 2025, the Company entered into a License Agreement with OOG, pursuant to which FIGS licensed to OOG for nominal consideration approximately 2,200 square feet of unused office space currently leased by the Company.

In February 2025, the Company established the FIGS Awesome Humans Foundation (the "Foundation"), a 501(c)(3) public charity. In the year ended December 31, 2025, the Company donated $0.3 million to the Foundation, the amounts of which are included in general and administrative expenses for the year ended December 31, 2025.

In November 2025, the Company entered into a Purchase Order Agreement with BAMCO, pursuant to which BAMCO purchased from the Company certain FIGS products in connection with BCG's 2025 annual conference, for an aggregate purchase price of $0.9 million. In the year ended December 31, 2025, the Company sold a total of $1.0 million of certain FIGS products to affiliates of BCG, the amounts of which are included in net revenues for the year ended December 31, 2025.

17. SHARE REPURCHASE PROGRAM

On August 8, 2024, the Board authorized a share repurchase program for up to $50.0 million of the Company's outstanding Class A common stock, with no expiration date. Repurchases under the share repurchase program may be made from time to time through, without limitation, open market purchases or through privately negotiated transactions and/or structured repurchase agreements with third parties, block purchases or derivative contracts, and/or pursuant to Rule 10b5-1 trading plans, subject to market conditions, applicable securities laws and other legal requirements and relevant factors. Open market repurchases have been and will be structured to occur in accordance with applicable federal securities law, including within the pricing and volume requirements of Rule 10b-18 under the Exchange Act. The share repurchase program does not obligate the Company to acquire any particular amount of Class A common stock, and may be modified, suspended or terminated at any time, without prior notice. The timing, manner, price and amount of any repurchases have been and will be determined at the Company's discretion, subject to business, economic and market conditions and other factors. Repurchases under the program have been and are expected to be funded from existing cash and cash equivalents. All repurchased shares under the share repurchase program have been and will be retired.

On February 27, 2025, the Board authorized an increase of $50.0 million to the share repurchase program, bringing the total authorization for repurchases under the program to up to $100.0 million of the Company's outstanding Class A common stock.

During the year ended December 31, 2025, share repurchases totaled 567,607 shares of Class A common stock for approximately $2.7 million. As of December 31, 2025, the Company had approximately $52.0 million available for future repurchases of its Class A common stock under the share repurchase program.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our principal executive officer and principal financial officer, evaluated, as of the end of the period covered by this Annual Report on Form 10-K, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, our principal executive officer and principal financial officer concluded that, as of December 31, 2025, our disclosure controls and procedures were effective at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with GAAP.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in "Internal Control – Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this assessment, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included in Part II, Item 8 of this Annual Report on Form 10-K.

Item 9B. Other Information.

Insider Trading Arrangements and Policies

(a) None.

(b) During the three months ended December 31, 2025, no director or "officer" (as defined in Rule 16a-1(f) under the Exchange Act) of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" and/or "non-Rule 10b5-1 trading arrangement," each as defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

Information about our Directors

The following table presents information concerning our board of directors as of the date of this Annual Report on Form 10-K.

Name	Age	Position(s)
Heather Hasson	44	Director, Co-Founder and Executive Chairman
Catherine Spear	42	Director, Co-Founder and Chief Executive Officer
Sheila Antrum	67	Director
Jerry Jao	42	Director
Kenneth Lin	50	Director
Mario Marte	50	Director
Melanie Whelan	48	Director
Jeffrey Wilke	59	Director
J. Martin Willhite	55	Director

The following are brief biographies describing the backgrounds of our directors.

Heather Hasson

Ms. Hasson co-founded our company and currently serves as the Executive Chairman of our board of directors, having previously served as our Co-Chief Executive Officer until August 2022. Ms. Hasson also currently serves as the Chief Executive Officer and as a member of the board of directors of OOG, Inc., a healthcare education technology company. Prior to co-founding FIGS, Ms. Hasson was an entrepreneur, having served as founder and CEO of Heather Hasson bags, a high-end bag line, and FIGS Ties, a tie and scarf company. From 2021 to 2023, Ms. Hasson also served as a member of the board of directors of G Squared Ascend I Inc. and G Squared Ascend II Inc., two special purpose acquisition companies. Since January 2020, Ms. Hasson has also served as a member of the board of directors of RxArt, a non-profit whose mission is to help children heal through the extraordinary power of visual art. Ms. Hasson holds a B.A. in Political Science from the University of Wisconsin-Madison. We believe that Ms. Hasson is qualified to serve as a member of our board of directors based on her experience in the apparel industry and the knowledge of our company she brings as our co-founder and Executive Chairman.

Catherine Spear

Ms. Spear co-founded our company and serves as our Chief Executive Officer and as a member of our board of directors. Prior to co-founding FIGS, Ms. Spear served as an associate at the Blackstone Group Inc., a leading global alternative investment business, in the firm's hedge fund group. Ms. Spear began her career at Citigroup Global Markets Inc., where she spent four years in its investment banking and private equity divisions. Since February 2024, Ms. Spear has served as a member of the board of directors and audit committee of Amer Sports, Inc., a global group of sports and outdoor brands, including Arc'teryx, Salomon and Wilson. From August 2020 to July 2021, Ms. Spear also served as a member of the board of directors of One, a special purpose acquisition company. Ms. Spear holds a B.A. in Economics from Tufts University and an M.B.A. from Harvard Business School. She was also selected to join the Aspen Institute's Henry Crown Fellows in 2018. We believe that Ms. Spear is qualified to serve as a member of our board of directors based on the perspective and experience she brings as our co-founder and Chief Executive Officer.

Sheila Antrum

Ms. Antrum has served as a member of our board of directors since May 2021. Since 2007, Ms. Antrum has served in roles of increasing responsibility at the University of California, including serving as the Senior Vice President and Chief Operating Officer of UCSF Health since August 2017, UCSF Health President-Adult Services since September 2015 and the Chief Nursing Officer of UCSF Medical Center from September 2007 to 2017 and again as interim Chief

Nursing Officer from 2019 to 2020. Before that, from 2003 to 2007, Ms. Antrum served as the Chief of Ambulatory Operations and Associate Director of Clinical Cancer Center Operations at the University of California San Diego Medical Center. Ms. Antrum also has served on the board of directors of Integer Holdings Corporation since February 2021. Ms. Antrum holds a B.A. of Science in Nursing from Hampton University and a Master's in Health Services Administration from the University of Michigan School of Public Health. We believe that Ms. Antrum is qualified to serve as a member of our board of directors based on her extensive leadership experience in the healthcare industry.

Jerry Jao

Mr. Jao has served as a member of our board of directors since April 2025. Since February 2026, Mr. Jao has served as the Chief Executive Officer of Employ, Inc., a global provider of intelligent hiring and talent management solutions. Before that, from August 2020 to January 2026, Mr. Jao served as SVP and GM at Constant Contact, Inc., a global provider of digital marketing solutions. Mr. Jao served as Chief Executive Officer of Retention Science, the AI-powered personalization and marketing SaaS company that he founded, from January 2013 until it was acquired by Constant Contact in August 2020. Earlier in his career, he served as an Engagement Manager at KPMG LLP and an Analyst at Morgan Stanley. Mr. Jao holds a B.S. from the Haas School of Business at the University of California, Berkeley. We believe that Mr. Jao is qualified to serve as a member of our board of directors due to his extensive marketing, technology and finance expertise.

Kenneth Lin

Mr. Lin has served as a member of our board of directors since April 2022. From March 2007 to August 2024, Mr. Lin served as the Chief Executive Officer of Credit Karma, a consumer finance company that he founded and that was acquired by Intuit in 2020. He previously founded Multilytics Marketing, a data driven marketing agency and has served as a member of the board of trustees of Boston University since December 2021. Mr. Lin holds a B.A. in Economics and Mathematics from Boston University and was selected to join the Aspen Institute's Henry Crown Fellows in 2018. We believe that Mr. Lin is qualified to serve as a member of our board of directors due to his extensive leadership, technology and internet company experience.

Mario Marte

Mr. Marte has served as a member of our board of directors since November 2023. From September 2018 to July 2023, Mr. Marte served as Chief Financial Officer of Chewy, Inc., a leading online pet product and service retailer. Before that, from April 2015 until September 2018, Mr. Marte served as Vice President—Finance & Treasurer at Chewy. Mr. Marte previously served as the Vice President—Financial Planning & Analysis for Hilton Worldwide Holdings, Inc., and in various other roles at Hilton, American Airlines Group Inc. and Accenture LLC, a consulting firm. Since January 2021, Mr. Marte has served on the board of directors of Best Buy Co., Inc. and as chair of its audit committee since June 2023. Mr. Marte holds a B.S. in Computer Engineering from the University of South Florida and an M.B.A. from Duke University's Fuqua School of Business. We believe that Mr. Marte is qualified to serve as a member of our Board of Directors based on his extensive financial expertise, his deep knowledge in eCommerce and consumer businesses, and his leadership experience at private and publicly traded companies.

Melanie Whelan

Ms. Whelan has served as a member of our board of directors since January 2025. Ms. Whelan has served as Advisory Partner at Summit, a growth equity investment firm, since January 2025. Before that from June 2020 to December 2024, Ms. Whelan served as Managing Director at Summit Partners, and from January to June 2020, as an Executive in Residence. Previously, from June 2015 to November 2019, Ms. Whelan served as Chief Executive Officer of SoulCycle Inc., an indoor cycling fitness company, and before that as Chief Operating Officer from April 2012 until May 2015. Prior to joining SoulCycle, from January 2007 to April 2012, Ms. Whelan was Vice President of Business Development at Equinox Holdings, Inc., a luxury fitness company. Prior to Equinox, she also held leadership positions with Virgin Management, where she was on the founding team of Virgin America, and with Starwood Hotels & Resorts, a hospitality company. Ms. Whelan also previously served on the board of directors of Chegg, Inc., an education technology company, from June 2019 to June 2025, and has served on the Board of Trustees of Southern New Hampshire University since 2020. Ms. Whelan holds a B.A. in Engineering and Economics from Brown University. We believe that Ms. Whelan is qualified to serve as a member of our board of directors based on her extensive experience in business operations, international growth and consumer marketing.

Jeffrey Wilke

Mr. Wilke has served as a member of our board of directors since April 2022. Since March 2021, Mr. Wilke has served as Chairman of the board of directors of Re:Build Manufacturing, a privately-held industrial manufacturing group that provides manufacturing solutions. Before that, from 1999 through 2021, Mr. Wilke served in various senior executive roles at Amazon.com, Inc., including CEO of Worldwide Consumer, from April 2016 to March 2021, Senior Vice President, Consumer Business, from February 2012 until April 2016, and as Senior Vice President, North America Retail, from January 2007 until February 2012. Prior to Amazon.com, Mr. Wilke held executive positions at AlliedSignal (now Honeywell International Inc), an aerospace firm. He began his career writing code and managing software development projects at Andersen Consulting (now Accenture plc), a consulting firm. Mr. Wilke holds a B.S.E. in Chemical Engineering from Princeton University and an M.S. in Chemical Engineering and M.B.A. from Massachusetts Institute of Technology. We believe that Mr. Wilke is qualified to serve as a member of our board of directors based on his broad leadership experience in the direct to consumer, supply chain, logistics and technology industries.

J. Martin Willhite

Mr. Willhite has served as a member of our board of directors since February 2019. Since June 2017, Mr. Willhite has served as Vice Chairman at Tulco, LLC, an investment firm. Before that, from October 2011 to June 2017, Mr. Willhite served as General Counsel at Legendary Entertainment, a film and television production company, where he also served as Chief Operating Officer from April 2013 to June 2017. Before that, Mr. Willhite was a Partner at Munger, Tolles & Olson, LLP, a law firm. Since October 2024, Mr. Willhite has also served as a member of the board of trustees of Loyola Marymount University. Mr. Willhite holds a B.A. in Philosophy from Brigham Young University and a J.D. from Loyola Law School. We believe that Mr. Willhite is qualified to serve as a member of our board of directors based on his broad leadership, operational, legal and transactional experience.

Information about our Executive Officers

The following table presents information concerning our executive officers as of the date of this Annual Report on Form 10-K.

Name	Age	Position(s)
Heather Hasson	44	Director, Co-Founder and Executive Chairman
Catherine Spear	42	Director, Co-Founder and Chief Executive Officer
Sarah Oughtred	44	Chief Financial Officer

The following are brief biographies describing the backgrounds of our executive officers.

The biography for each of Ms. Hasson and Ms. Spear appears above in the section titled "Information about our Directors."

Sarah Oughtred

Ms. Oughtred has served as our Chief Financial Officer since August 2024. Prior to joining FIGS, Ms. Oughtred served in roles of increasing responsibility within the finance department at Lululemon Athletica Inc., a multinational athletic apparel retailer, since 2007, most recently serving as SVP, FP&A from August 2021 to June 2024, and as VP, FP&A from October 2018 to August 2021. In her latest role at Lululemon, Ms. Oughtred led a global team of over 100 finance team members, served as a key partner to the senior executive team, drove the financial component of strategic and operational planning and led the company's annual and quarterly financial planning and earnings processes. Before Lululemon, Ms. Oughtred spent three years at PricewaterhouseCoopers LLP in the audit and assurance practice. Ms. Oughtred holds a Bachelor's of Commerce from the University of Victoria, a Master's of Professional Accounting from the University of Saskatchewan and a Chartered Professional Accountant designation in Canada.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics (the "Code of Business Conduct and Ethics") that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of the Code of Business Conduct and Ethics is posted on the Investor Relations section of our website at ir.wearfigs.com under "Governance Documents" under the section entitled "Governance." We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding amendment to, or waiver from, a provision of our Code of Business Conduct and Ethics, as well as NYSE's requirement to disclose waivers with respect to directors and executive officers, by posting such information on our website at the address and location specified above. The information contained on our website is not incorporated by reference into this Annual Report on Form 10-K.

The remaining information required by this item will be included in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC, within 120 days of the fiscal year ended December 31, 2025, and is incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this item will be included in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC, within 120 days of the fiscal year ended December 31, 2025, and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Securities Authorized For Issuance under Equity Compensation Plans (As of December 31, 2025)

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in first column)
Equity compensation plans approved by security holders[1]			9,264,545 [2]
Restricted Stock Units	7,839,905 [3]	—	—
Options to Purchase Class A Common Stock	37,791,945 [4] $	4.09 [5]	—
Equity compensation plans not approved by security holders	—	—	—
Total	45,631,850	$ 4.09	9,264,545

(1)   Consists of the Amended 2016 Equity Incentive Plan (the "2016 Plan"), 2021 Equity Incentive Award Plan (the "2021 Plan"), and 2021 Employee Stock Purchase Plan (the "ESPP").

(2)   The number of shares authorized under our 2021 Plan increases on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (A) a number of Shares (as defined in the 2021 Plan) such that the aggregate number of Shares available for grant under the 2021 Plan immediately following such increase shall equal 5% of the aggregate number of shares of Class A common stock and Class B common stock outstanding on the final day of the immediately preceding calendar year, and (B) such lesser number of Shares as determined by our board of directors. The number of shares authorized under our ESPP increases on the first day of each calendar year beginning on January 1, 2022 and ending on and including January 1, 2031, equal to the lesser of (A) 1% of the shares of Class A common stock and Class B common stock outstanding as of the last day of the immediately preceding fiscal year and (B) such lesser number of Shares (as defined in the ESPP) as determined by our board of directors. The maximum number of shares of Class A common stock subject to issuance pursuant to our ESPP offering period outstanding as of December 31, 2025 is 690,000.

(3)   Consists of 7,839,905 shares of Class A common stock subject to outstanding restricted stock units under the 2021 Plan. Following the effectiveness of the 2021 Plan, no further grants were permitted to be made under the 2016 Plan.

(4)   Consists of 31,635,084 and 6,156,861 outstanding options to purchase Class A common stock under the 2016 Plan and 2021 Plan, respectively. Following the effectiveness of the 2021 Plan, no further grants were permitted to be made under the 2016 Plan, though existing option awards remain outstanding.

(5)   As of December 31, 2025, the weighted-average exercise price of outstanding options was $4.09.

The remaining information required by this item will be included in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC, within 120 days of the fiscal year ended December 31, 2025, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item will be included in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC, within 120 days of the fiscal year ended December 31, 2025, and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

The information required by this item will be included in our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC, within 120 days of the fiscal year ended December 31, 2025, and is incorporated herein by reference.

Item 15. Exhibit and Financial Statement Schedules.

The following documents are filed as part of this Annual Report on Form 10-K:

1.   Consolidated Financial Statements

Our consolidated financial statements are listed in the "Index to Consolidated Financial Statements" under Part II, Item 8, of this Annual Report on Form 10-K.

2.   Financial Statement Schedules

All financial statement schedules have been omitted because they are not required or are not applicable, not material or because the required information is shown in our consolidated financial statements or the notes thereto.

3.   Exhibits

The exhibits listed below are filed as part of this Annual Report on Form 10-K.

Exhibit Index

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed / Furnished Herewith
		Form	File No.	Exhibit	Filing Date	
3.1	Amended and Restated Certificate of Incorporation of FIGS, Inc.	10-K	001-40448	3.1	2/28/2023	
3.2	Amended and Restated Bylaws of FIGS, Inc.	10-K	001-40448	3.2	2/28/2023	
4.1	Form of Certificate of Common Stock.	S-1	333-255797	4.1	5/5/2021	
4.2	Amended and Restated Stockholders' Agreement by and between FIGS, Inc. and certain security holders of FIGS, Inc., dated October 23, 2020.	S-1/A	333-255797	4.2	5/20/2021	
4.3	Description of the Registrant's Securities	10-K	001-40448	4.3	2/27/2025	
10.1	Credit Agreement dated September 7, 2021 between the Company and Bank of America, N.A.	8-K	001-40448	10.1	9/10/2021	
10.1.1	First Amendment to Credit Agreement, dated February 27, 2023, between the Company and Bank of America, N.A.	10-K	001-40448	10.1.1	2/28/2023	
10.1.2	Second Amendment to Credit Agreement, dated November 3, 2025, between the Company and Bank of America, N.A.	10-Q	001-40448	10.1	11/6/2025	
10.2	Form of Indemnification Agreement between FIGS, Inc. and its directors and officers.	S-1	333-255797	10.1	5/5/2021	
10.3#	2021 Equity Incentive Award Plan.	10-K	001-40448	10.3	2/28/2023	
10.4#	Form of Stock Option Grant Notice and Agreement under 2021 Equity Incentive Award Plan.	S-1/A	333-255797	10.6	5/20/2021	
10.5#	Form of Restricted Stock Unit Grant Notice and Agreement under 2021 Equity Incentive Award Plan.	S-1/A	333-255797	10.7	5/20/2021	
10.6#	2021 Employee Stock Purchase Plan.	10-K	001-40448	10.6	2/28/2023	
10.6.1#	2021 Employee Stock Purchase Plan Sub-Plan for Canadian Participants	10-K	001-40448	10.6.1	2/27/2025	
10.7#	Second Amended and Restated Employment Agreement by and between FIGS, Inc. and Heather Hasson, effective August 4, 2022.	8-K	001-40448	10.1	8/4/2022	
10.8#	Amended and Restated Employment Agreement by and between FIGS, Inc. and Catherine Spear.	10-K	001-40448	10.8	2/28/2023	
10.9#	Non-Employee Director Compensation Program.					*
10.10#	Voting Agreement by and among FIGS, Inc., Heather Hasson, Catherine Spear, Tulco, LLC and certain related entities.	10-K	001-40448	10.10	2/28/2023	
10.10.1#	Amendment and Joinder to Voting Agreement, by and among FIGS, Inc., Heather Hasson, Catherine Spear, Tulco, LLC, Thomas Tull and certain related persons and trusts.	8-K	001-40448	10.1	3/23/2022	
10.11#	Equity Award Exchange Right Agreement between FIGS, Inc. and each of Heather Hasson and Catherine Spear.	10-K	001-40448	10.11	2/28/2023	
10.12#	Cash Sale Bonus Letter Agreement by and between FIGS, Inc. and Heather Hasson, dated February 22, 2018.	S-1/A	333-255797	10.15	5/20/2021	
10.13#	Cash Sale Bonus Letter Agreement by and between FIGS, Inc. and Catherine Spear, dated February 22, 2018.	S-1/A	333-255797	10.16	5/20/2021	
10.14	Office Lease by and between FIGS, Inc. and 2834 Colorado Avenue, LLC, dated November 26, 2018.	S-1	333-255797	10.10	5/5/2021	
10.14.1†	First Amendment to Office Lease by and between FIGS, Inc. and 2834 Colorado Avenue, LLC, dated December 9, 2025.					*
10.15#	FIGS, Inc. Amended 2016 Equity Incentive Plan.	S-8	333-256585	99.1	5/28/2021	
10.16#	Form of Stock Option Grant Notice and Agreement under 2016 Equity Incentive Plan.	S-1	333-255797	10.3	5/5/2021	
10.17#	Form of Founders Restricted Stock Unit Grant Notice and Agreement under 2016 Equity Incentive Plan.	S-1	333-255797	10.4	5/5/2021	
10.18#	Employment Agreement by and between FIGS, Inc. and Sarah Oughtred	10-Q	001-40448	10.2	8/8/2024	
10.19†	Series A Preferred Stock Purchase Agreement, by and between OOG, Inc. and FIGS, Inc.	10-K	001-40448	10.21	2/27/2025	
10.20	Stockholders Agreement, by and among FIGS, Inc., Baron Capital Management, Inc. and BAMCO, Inc., dated as of February 26, 2025.	10-K	001-40448	10.22	2/27/2025	
19.1	FIGS, Inc. Amended and Restated Insider Trading Compliance Policy	10-K	001-40448	19.1	2/27/2025	
21.1	List of Subsidiaries of FIGS, Inc.	10-K	001-40448	21.1	2/28/2023	
23.1	Consent of Ernst & Young, LLP.					*
24.1	Power of Attorney (included on signature page).					*
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a).					*

31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a).					*
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350.					**
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350.					**
97.1	Policy for Recovery of Erroneously Awarded Compensation.	10-K	001-40448	97.1	2/28/2024	
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					*
101.SCH	Inline XBRL Taxonomy Extension Schema Document					*
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document					*
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document					*
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document					*
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document					*
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					*

*	Filed herewith.
**	Furnished herewith.
#	Indicates a management contract or compensatory plan
†	Certain identified information has been excluded from this exhibit because we do not believe it is material and is the type that we customarily treat as private and confidential. Redacted information is indicated by "[***]".

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIGS, INC.

Date: February 26, 2026

By: /s/ Catherine Spear

Name: Catherine Spear

Title: Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Catherine Spear and Sarah Oughtred, and each of them singly (with full power to each of them to act alone), his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in their name, place and stead, and in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Catherine Spear Catherine Spear	Chief Executive Officer and Director *(Principal Executive Officer)*	February 26, 2026
/s/ Sarah Oughtred Sarah Oughtred	Chief Financial Officer *(Principal Financial and Accounting Officer)*	February 26, 2026
/s/ Heather Hasson Heather Hasson	Executive Chairman	February 26, 2026
/s/ Sheila Antrum Sheila Antrum	Director	February 26, 2026
/s/ Jerry Jao Jerry Jao	Director	February 26, 2026
/s/ Kenneth Lin Kenneth Lin	Director	February 26, 2026
/s/ Mario Marte Mario Marte	Director	February 26, 2026
/s/ Melanie Whelan Melanie Whelan	Director	February 26, 2026
/s/ Jeffrey Wilke Jeffrey Wilke	Director	February 26, 2026
/s/ J. Martin Willhite J. Martin Willhite	Director	February 26, 2026

BOARD OF DIRECTORS

Catherine Spear
Co-Founder and
Chief Executive Officer

Heather Hasson
Co-Founder and
Executive Chairman

Jeffrey Wilke
Former Chief Executive Officer
Worldwide Consumer
Amazon.com, Inc.

Jerry Jao
Chief Executive Officer
Employ, Inc.

Kenneth Lin
Former Chief Executive Officer
Credit Karma

Mario Marte
Former Chief Financial Officer
Chewy, Inc.

J. Martin Willhite
Vice Chairman
Tulco, LLC

Melanie Whelan
Former Chief Executive Officer
SoulCycle, Inc.

Sheila Antrum
Senior Vice President and
Chief Operating Officer
UCSF Health

EXECUTIVE OFFICERS

Catherine Spear
Co-Founder and
Chief Executive Officer

Heather Hasson
Co-Founder and
Executive Chairman

Sarah Oughtred
Chief Financial Officer

CORPORATE INFORMATION

Headquarters
2834 Colorado Ave., Suite 400
Santa Monica CA, 90404

Form 10-K
A copy of our Form 10-K for fiscal year
2025 filed with the Securities and
Exchange Commission is available at
no charge to any stockholder upon
request by writing to Investor
Relations.

Annual Meeting
The 2026 Annual Meeting of
Stockholders will be held on
June 3, 2026 at 1:30 p.m. Pacific Time
via live webcast. The Board
of Directors has set April 8, 2026 as
the record date for determination of
stockholders entitled to vote at the
annual meeting.

Stock Exchange
FIGS, Inc.'s Class A common stock is
traded on the New York Stock
Exchange under the symbol "FIGS"

**Independent Registered
Public Accounting Firm**
Ernst & Young LLP
Los Angeles, California

**Transfer Agent
and Registrar**
Computershare Trust
Company, N.A.
PO Box 43006
Providence, RI 02940-3006
Phone: 800-736-3001 (USA & Canada);
781-575-3100
(Outside USA & Canada)

Investor Relations
Website: www.ir.wearfigs.com
Email: ir@wearfigs.com



WEARFIGS.COM